As filed with the Securities and Exchange Commission on July 30, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER SCHEDULE B OF

THE SECURITIES ACT OF 1933

CHINA DEVELOPMENT BANK*

(Name of Registrant)

THE PEOPLE’S REPUBLIC OF CHINA

(Co-Signatory)

Name and address of authorized agent in the United States:

Zheng Bailin

General Manager

Bank of China New York Branch

410 Madison Avenue

New York, New York 10017

It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

Huanting Timothy Li, Esq. Sidley Austin Brown & Wood LLP 39/F, Two International Finance Centre 8 Finance Street Hong Kong SAR, China	Henry Haihua Ding, Esq. Sidley Austin Brown & Wood LLP One China World Tower, Suite 3527 1 Jian Guo Men Wai Avenue Beijing 100004, China

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

The Securities covered by this registration statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

*Effective March 16, 1999, the English name of the registrant has been changed from The State Development Bank of China to China Development Bank.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Debt Securities	$500,000,000	$500,000,000	$63,350

(1)	The amount of debt securities being carried forward is $500,000,000. The amount of the filing fee associated with such securities that was previously paid with registration statement no. 333-10282 was $139,000.
(2)	Estimated solely for the purpose of calculating the registration fee and exclusive of accrued interest, if any.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in this registration statement and supplements to such prospectus will also be used in connection with $500,000,000 of debt securities registered under registration statement no. 333-10282, which together with the debt securities listed above total $1,000,000,000. This registration statement, which is a new registration statement, also constitutes post-effective amendment no. 1 to registration statement no. 333-10282, such post-effective amendment to become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act of 1933.

The registrant hereby amends this registration statement (including in its form as post-effective amendment) on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement (no.333-        ) relates to $1,000,000,000 aggregate principal amount of debt securities of China Development Bank to be offered from time to time as separate issues on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering. The prospectus constituting a part of this registration statement relates to (i) $500,000,000 aggregate principal amount of debt securities registered under this registration statement and (ii) $500,000,000 aggregate principal amount of debt securities being carried forward which have been registered under registration statement no. 333-10282.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933

and the prospectus

Schedule B Item	Heading in prospectus*

1.	Cover Page

2.	China Development Bank – Use of Proceeds

3.	Cover Page; China Development Bank – Business – Sources of Funds; – Report of Independent Accountants – Notes to Financial Statements; – Description of Debt Securities; People’s Republic of China – Internal and External Debt; Part II of the Registration Statement and Exhibits thereto

4.	China Development Bank – Business – Debt Repayment Record; People’s Republic of China – Internal and External Debt – Debt Record

5.	China Development Bank – Report of Independent Accountants – China Development Bank Income Statements; People’s Republic of China – Public Finance

6.	Plan of Distribution; Part II of the Registration Statement and Exhibits thereto

7.	Authorized Agent in the United States

8.	Cover Page; China Development Bank – Use of Proceeds

9.	Cover page; Plan of Distribution

10.	Cover Page; Plan of Distribution; Part II of the Registration Statement and Exhibits thereto

11.	Part II of the Registration Statement and Exhibits thereto

12.	Validity of the Debt Securities; Part II of the Registration Statement and Exhibits thereto

13.	Part II of the Registration Statement and Exhibits thereto

14.	Part II of the Registration Statement and Exhibits thereto

*	Information may be provided, amended or supplemented from time to time by amendments to this registration statement or in the relevant prospectus supplement.

Information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 30, 2004

PROSPECTUS SUPPLEMENT

(To prospectus dated         , 2004)

(formerly known as The State Development Bank of China)

US$        % Notes due

We are offering US$         principal amount of our         % notes due         , with the following terms:

•	annual interest rate of %;

•	interest payable on and of each year, beginning , 2005;

•	maturity date of ;

•	not redeemable before the maturity date; and

•	without the benefit of any sinking fund.

The notes will constitute our direct, unconditional, general and unsecured obligations and rank equally with our other general, unsecured and unsubordinated public external indebtedness.

Pursuant to the Special Decree of the State Council of China dated March 17, 1994, the People’s Bank of China, the PRC central bank, is authorized and obligated to provide short-term loans to us if we experience any liquidity shortages. However, the obligation of the People’s Bank of China to make such loans to us does not constitute a guarantee of the notes, and is not enforceable against the PRC central bank or the PRC government by, and does not confer any right under or in respect of the Special Decree upon, any noteholder.

We have applied for listing of and permission to deal in the notes on The Stock Exchange of Hong Kong Limited and the Luxembourg Stock Exchange. We expect the listing of the notes in global form on The Stock Exchange of Hong Kong Limited and the Luxembourg Stock Exchange to commence on or about         , 2004.

Neither the United States Securities and Exchange Commission nor any state securities commission in the United States has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per note	Total
Public offering price(1)	US$	%
Underwriting discount	US$	%
Proceeds, before expenses, to us(1)	US$	%

(1)	Plus accrued interest from , 2004 if settlement occurs after that date.

The notes will be ready for delivery in book-entry form only, through The Depository Trust Company, on or about         , 2004. The notes offered by this prospectus supplement may be cancelled at any time up to the closing date when we will have received the subscription monies and issued the notes.

The date of this prospectus supplement is         , 2004

This prospectus supplement and the accompanying prospectus include particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to us. We have made all reasonable inquiries and confirm that this prospectus supplement and the accompanying prospectus contain all information with respect to our bank, China and the notes that is material in the context of the issue and offering of the notes, and that this information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed in this prospectus supplement and the accompanying prospectus are honestly held and that, to the best of our knowledge and belief, there are no other facts the omission of which would make any of this information or the expression of these opinions and intentions misleading. We accept responsibility accordingly.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate at any date other than its date of issue.

Until          (40 days after the commencement of this offering), all dealers that effect transactions in the notes, whether or not participating in this offering, may be required to deliver a prospectus supplement and the accompanying prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus supplement and the accompanying prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Stock Exchange of Hong Kong Limited and the Luxembourg Stock Exchange take no responsibility for the contents of this prospectus supplement and the accompanying prospectus, make no representation as to the accuracy or completeness of this prospectus supplement and the accompanying prospectus and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

We have made forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended in this prospectus supplement and the accompanying prospectus. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Forward-looking statements are statements that are not historical facts. These statements are based on our current plans, estimates, assumptions and projections and involve known and unknown developments and factors that may cause our financial condition and results of operations or business environment to be materially different from that expressed or implied by these forward-looking statements. Therefore, you should not place undue reliance on them. Actual results, performance or achievements may differ materially from the information contained in the forward looking statements as a result of a number of factors, including changes in interest rates, exchange rates, PRC economic, political and social conditions, government fiscal, monetary and other policies as well as the prospects of China’s continued economic reform. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.

In connection with this issue,          (or any person acting on its behalf) may, to the extent permitted by applicable laws and regulations, over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on          to do this. Such stabilization, if commenced, may be discounted at any time, and must be brought to an end after a limited period.

i

ii

SUMMARY

This summary does not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus before making any investment decision.

China Development Bank

We (formerly known as The State Development Bank of China) are a government policy-oriented statutory financial institution established pursuant to the Special Decree of the State Council of China dated March 17, 1994. We are the only policy bank in China that has been designated as a ministry-level institution. Wholly owned by the PRC central government, we conduct our business under the direct supervision of the State Council, the highest institution of government administration in China. We are regulated by the China Banking Regulatory Commission with respect to our banking operations and by the People’s Bank of China with respect to the scale of our annual funding and lending activities. We also report regularly to the Ministry of Finance on our financial condition and results of operations.

Our primary purpose is to foster the economic development of China by providing long-term financing for policy-oriented and related projects in line with the government’s development strategy and its industrial policies. Consistent with our purpose as an instrument of China's national economic development strategy, our current principal activities focus on raising funds and mobilizing resources to support the development of industries encouraged by the central government. These industries include infrastructure facilities, basic industries and pillar industries in China, such as railway and road transportation, power generation, telecommunication, petrochemical and chemical industries, urban public facilities and environmental facilities. Our lending activities endeavor to support the PRC government’s development strategy of seeking a balanced development between the coastal regions of China and the central and western regions and also endeavor to guide both the volume and structure of fixed asset investments in China. Although profit maximization is not our goal under the Special Decree, we have made, and will continue to make, efforts to achieve profitability in a cost-effective manner.

Pursuant to the Special Decree, the People’s Bank of China is authorized and obligated to provide short-term loans to us when we experience any liquidity shortages. The support obligation of the People’s Bank of China does not constitute a guarantee of our notes or other debt securities, and is not enforceable against the PRC central bank or the PRC government by any holder of our debt securities. It does not confer any right under or in respect of the Special Decree upon a holder of our debt securities.

The following summary of our historical financial information as of or for the years ended December 31, 2001, 2002 and 2003 is derived from our audited financial statements included in the accompanying prospectus. Our audited financial statements are prepared and presented in accordance with the International Financial Reporting Standards. Since this information is only a summary, you should read our complete financial statements included in the accompanying prospectus beginning on page F-1.

	As of, or for Year ended, December 31,
	2001	2002	2003
	(in Rmb)	(in Rmb)	(in Rmb)	(in US$)
	(in millions)
Income Statement Data
Interest income	45,386	51,668	59,167	7,149
Interest expense	(29,946)	(32,206)	(34,747)	(4,198)
Operating income	16,984	19,223	25,595	3,092
Profit before tax	14,736	16,693	18,467	2,231
Net profit	11,147	11,919	13,212	1,596

Balance Sheet Data
Cash and balance with the central bank	4,498	7,354	16,143	1,950
Due from other banks	2,022	913	2,085	252
Loans, net	730,062	876,132	1,120,885	135,427
Total assets	891,267	1,041,711	1,280,995	154,771
Total liabilities	829,386	966,310	1,191,566	143,966
Owner’s equity	61,881	75,401	89,429	10,805

People’s Republic of China

China is the third largest country in the world in terms of land area, occupying a territory of approximately 3.7 million square miles. China is also the world’s largest nation by population, with approximately 1,292.3 million people at the end of 2003. The capital of China is Beijing.

Over the past two and a half decades, China has implemented a series of economic reforms to revitalize its economy and improve living standards through the creation of a socialist market economy. In connection with these reforms, the Chinese government has lifted output controls on numerous agricultural and industrial enterprises, liberalized price controls on most products, and implemented policies designed to attract foreign investment and technology. The Chinese government has also introduced tax and fiscal reforms designed to improve the uniformity and fairness of China’s tax system and to formalize the distribution of tax revenues between the central and local governments. The Chinese government is continuing its efforts to reform its state-owned enterprises in order to increase their productivity, efficiency and profitability. In addition, the Chinese government has been reforming its financial system to improve its ability to manage monetary policy through macroeconomic policy tools, to strengthen financial institution supervision and to enhance risk control and transparency in China’s financial markets.

The following table presents summary historical information of China as of or for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and contain data derived from official sources. Since this information is only a summary, you should read the complete disclosure included under “People’s Republic of China” in this prospectus supplement and the accompanying prospectus.

	As of, or for Year ended, December 31,
	1999	2000	2001	2002	2003
The Economy
GDP (in billions of Rmb)	8,206.8	8,946.8	9,713.5	10,517.2	11,689.8
Real GDP Growth Rate	7.1%	8.0%	7.5%	8.3%	9.1%
Population (in millions)	1,257.9	1,267.4	1,276.3	1,284.5	1,292.3
Per Capita GDP (in Rmb)	6,551.0	7086.0	7,651.0	8,214.0	9,073.0
Annual Rate of Inflation	(1.4)%	0.4%	0.7%	(0.8)%	1.2%
Urban Work Force Unemployment Rate (year end)	3.1%	3.1%	3.6%	4.0%	4.3%
Foreign Trade Surplus (in billions of US$)	29.2	24.1	22.6	30.4	25.4
Current Account Balance (in billions of US$)	21.1	20.5	17.4	35.4	45.9
Capital Account Balance (in billions of US$)	5.2	1.9	34.8	32.3	52.7
Foreign Exchange Reserves (in billions of US$) (year end)	154.7	165.6	212.2	286.4	403.3
Public Finance
Government Revenues (in billions of Rmb)	1,144.4	1,339.5	1,638.6	1,890.4	2,169.1
% of GDP	13.9%	15.0%	16.8%	18.0%	18.6%
Government Expenditures (in billions of Rmb)	1,318.8	1,588.7	1,890.3	2,205.3	2,460.7
% of GDP	16.1%	17.8%	19.4%	21.0%	21.0%
Deficit (in billions of Rmb)	(174.4)	(249.1)	(251.7)	(315.0)	(291.6)
% of GDP	2.1%	2.8%	2.6%	3.0%	2.5%
Internal and External Debt (year end)
Direct Internal Debt (in billions of Rmb)(1)	1,054.2	1,302.0	1,561.8	1,907.9	2,126.1
% of GDP	12.8%	14.6%	16.0%	18.2%	18.2%
Direct External Debt (in billions of US$)(1)	47.3	49.0	49.8	50.5	52.8
% of GDP	4.8%	4.5%	4.2%	4.0%	3.7%
Total Internal Debt (in billions of Rmb)(2)	1,775.8	2,130.1	2,496.0	2,989.3	3,395.7
% of GDP	21.6%	23.8%	25.6%	28.4%	29.0%
Total External Debt (in billions of US$)(2)	151.8	145.7	170.1	168.5	193.6
% of GDP	15.3%	13.5%	14.5%	13.3%	13.7%
Total Direct Debt (in billions of Rmb)	1,445.8	1,707.6	1,974.0	2,325.9	2,563.1
% of GDP	17.6%	19.1%	20.3%	22.1%	21.9%

(1)	Direct debt, whether internal or external, means debt incurred directly by the central government in the name of China.
(2)	Total internal debt and total external debt include direct debt as well as debt incurred by other PRC financial institutions and corporate enterprises.

Recent Credit Ratings

The credit ratings accorded to our foreign currency debt securities or foreign currency debt securities of China by rating agencies are not recommendations to purchase, hold or sell the notes or any securities since such ratings do not comment as to market price or suitability for you. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we and China are under no obligation to update this prospectus supplement and the accompanying prospectus.

China Development Bank. On October 16, 2003, Moody’s Investors Service, Inc. affirmed our A2 long-term foreign currency debt rating with stable outlook. On November 27, 2003, Fitch IBCA, Inc. affirmed our senior, unsecured, long-term foreign currency debt rating at A–, with positive rating outlook. On February 18, 2004, Standard & Poor’s Ratings Group affirmed our BBB+ long-term foreign currency debt rating with stable outlook.

China. On October 15, 2003, Moody’s Investors Service, Inc. affirmed China’s sovereign rating at A2 for long-term foreign currency denominated debt, with stable outlook. On October 13, 2003, Fitch IBCA, Inc. affirmed the senior, unsecured, long-term foreign currency debt rating of China at A–, with positive rating outlook. On February 18, 2004, Standard & Poor’s Ratings Group affirmed its BBB+ long-term foreign currency sovereign and senior unsecured credit rating for China, with positive outlook.

Concurrent Offering

Concurrently with this offering, we are also conducting a separate offering outside the United States of an aggregate principal amount of          of our         % bonds due         . This concurrent offering has not been, and will not be, registered under the United States Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person.

The Offering

This offering summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and does not contain all the information that you should consider before investing in the notes. You should read this entire prospectus supplement and the accompanying prospectus carefully.

Principal Amount	US$ .

Interest Rate	% per year.

Maturity Date	.

Interest Payment Dates	and of each year, beginning , 2005.

Redemption or Sinking Fund	None.

Form and Denomination

Global note, registered in the name of Cede & Co., a nominee of The Depository Trust Company. The notes will be issued in minimum denominations of US$10,000 or integral multiples of US$1,000 in excess of US$10,000.

Proposed Listing	The Stock Exchange of Hong Kong Limited and the Luxembourg Stock Exchange.

Ranking

Equal with our other general, unsecured and unsubordinated public external indebtedness. The term “public external indebtedness” includes our foreign currency borrowings and guarantees having an original maturity of more than one year which may be quoted, listed or traded on any securities market outside mainland China. Such public external indebtedness does not include amounts owed to state-owned financial institutions in China. As of June 30, 2004, the amount of our public external indebtedness outstanding was US$1,118.0 million. As of June 30, 2004, we had aggregate borrowings overseas with maturities of or over 365 days, including our public external indebtedness, of approximately US$6,303.2 million.

Limitation on Other Indebtedness	None.

Credit Support

The notes are not guaranteed by China. The PRC central bank, the People’s Bank of China, is authorized and obligated under the Special Decree of the State Council to provide short-term loans to us in the event we experience any liquidity shortages. However, the noteholders do not have any rights against the PRC central bank or the PRC government in respect of this support obligation.

Negative Pledge	We will not secure any other public external indebtedness unless we also secure the notes on the same terms.

Events of Default	Any noteholder can declare its note to be payable immediately if:

•	we fail to pay interest or principal on the note for 30 days after the payment date;

•	we fail to perform covenants with respect to the notes for 60 days after notice from the holders of 10% or more of the notes;

•	we fail to pay more than US$25,000,000, or its equivalent in any other currency or currencies, of other public external indebtedness for 30 days after it becomes due;

•	we are dissolved, merged or consolidated by the PRC authorities or all or a material part of our assets are transferred (unless we are the continuing entity or the notes are assumed by another agency designated by the State Council of China);

•	China ceases to own at least 51% of our bank; or

•	unless the PRC central government will guarantee or otherwise assume the indebtedness evidenced by the notes, the People’s Bank of China (or any successor central bank of China) fails to provide the liquidity support stipulated in the Special Decree as in effect as of the date of issuance of the notes or the Special Decree is amended in a manner which prejudices the rights of the noteholders or ceases to be valid or effective.

Use of Proceeds

We intend to use the net proceeds from the sale of the notes to fund foreign currency-denominated loans we extend to finance infrastructure and other industrial projects in China, to repay our outstanding indebtedness and for working capital and general corporate purposes.

Fiscal Agent	JPMorgan Chase Bank.

Governing Law	The notes and the fiscal agency agreement will be governed by New York law except that all matters relating to their authorization and execution by us are governed by the laws of China.

DESCRIPTION OF THE NOTES

The following description of the notes and the general description of our debt securities in the accompanying prospectus contain a summary of material provisions of the notes and the fiscal agency agreement. These descriptions are subject to the actual and detailed provisions of the notes and the fiscal agency agreement. We have filed a form of the fiscal agency agreement and a form of our debt securities as exhibits to our registration statement (no. 333-10282) on April 26, 1999. The following description of the notes supplements, and should be read in conjunction with, the description of the general terms and provisions of our debt securities contained in the accompanying prospectus under the caption “Description of the Debt Securities.” If anything described in the following description is inconsistent with the description in the accompanying prospectus, you should rely on the following description.

The         % notes due          are to be issued pursuant to the fiscal agency agreement dated as of May 18, 1999 between us and JPMorgan Chase Bank, as fiscal agent. As used in this prospectus supplement, the term “notes” means these         % notes due         . These notes are a series of our debt securities described in “Description of the Debt Securities” in the accompanying prospectus.

The notes will be denominated in principal amounts of US$10,000 and integral multiples of US$1,000 in excess of US$10,000.

The notes will initially be issued in an aggregate principal amount of US$         and will mature on         . The notes will bear interest at the rate of         % per year from         , 2004 payable semiannually on          and          of each year, commencing on         , 2005, to the persons in whose names the notes are registered on the preceding          and         , respectively. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Upon maturity, the notes will be redeemed at par.

We may from time to time, without your consent, create and issue further notes having the same terms and conditions as the notes in all respects, except for issue date, issue price, the first payment of interest thereon and the interest scheduled to be paid prior to the issue date, provided, however, that such additional notes do not have a greater amount of original issue discount for U.S. federal tax purposes (regardless of whether any holders of such additional notes are subject to U.S. federal tax laws) than the outstanding notes have as of the date of the issue of such additional notes. Additional notes issued in this manner will be consolidated with and will form a single series with the notes. References to the notes in this prospectus supplement include such further notes.

The notes will be issued in the form of fully registered global debt securities. Such global debt securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, New York, New York and registered in the name of Cede & Co. as DTC’s nominee. Beneficial interests in such global debt securities will be represented by, and transfers of such beneficial interests will be effected only through, book-entry accounts maintained by DTC and its participants (including Euroclear and Clearstream). See “Description of the Debt Securities — Book-Entry System” and “Global Clearance and Settlement” in the accompanying prospectus. We will issue notes in definitive form in exchange for the global debt securities only in the limited circumstances described in the accompanying prospectus under “Description of the Debt Securities — Definitive Certificates.”

The notes are not subject to redemption by us or any noteholder prior to maturity. We will not provide any sinking fund for the amortization and retirement of the notes.

So long as the notes are listed on The Stock Exchange of Hong Kong Limited and the Luxembourg Stock Exchange and their respective rules so require, all notices to noteholders will be published in a daily newspaper of general circulation in Hong Kong and Luxembourg, as the case may be. If the notes are represented by global debt securities, notices will be sent to the relevant depositary, such as DTC, or its nominee as the holder of the global debt securities, and the depositary will communicate these notices to its participants and further to the beneficial owners of these global debt securities in accordance with their standard procedures.

UNDERWRITING

Subject to the terms and conditions described in the underwriting agreement (comprising of the underwriting agreement basic terms and the related terms agreement dated         , 2004), we have agreed to sell to each of the underwriters named below severally, and each of the underwriters has severally agreed to purchase, the respective principal amount of notes set forth opposite its name below:

Underwriter	Principal amount of notes
US$

Total	US$

The several underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all the notes offered in this prospectus supplement if any of the notes is purchased. In the event of default by one or more of the underwriters, the underwriting agreement provides that, in certain circumstances, purchase commitments of the nondefaulting underwriters may be increased, or additional underwriters may be added, or the underwriting agreement may be terminated.

We estimate that our expenses associated with the offer and sale of the notes will be US$        .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in that respect.

The notes are a new issue of securities with no established trading market. We intend to apply for listing of the notes on The Stock Exchange of Hong Kong Limited and the Luxembourg Stock Exchange in accordance with their respective rules.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes directly to the public at the offering price described on the cover page of this prospectus supplement and to certain dealers at such prices less a concession not in excess of         % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of         % of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

Selling Restrictions

Each underwriter has agreed that it will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus, or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will, to the best knowledge and belief of such underwriter, result in compliance with the applicable laws and regulations of such jurisdiction (including, without limitation, any prospectus delivery requirements) and which will not impose any obligations on us except as set forth in the underwriting agreement.

United Kingdom

The notes may not be offered or sold in the United Kingdom unless all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done in relation to the notes in, from or otherwise involving the United Kingdom have been and will be complied with.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, any notes, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong.

No advertisement, invitation or document relating to the notes has been issued and none of such documents will be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “Professional Investors” within the meaning of the Securities and Futures Ordinance (CAP 571) of Hong Kong and any rules made thereunder.

Japan

Each underwriter has acknowledged and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, any of the notes in Japan or to any resident of Japan or to any person for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available to it and in compliance with the other relevant laws of Japan.

Mainland China

The National Development and Reform Commission has approved the issuance of the notes outside the People’s Republic of China. The notes will not be offered or sold publicly in mainland China to Chinese investors. Chinese investors who wish to purchase the notes must obtain relevant governmental approvals, including necessary approvals from the State Administration of Foreign Exchange.

The Netherlands

The notes may not be offered, sold, transferred or delivered, whether directly or indirectly, to any individuals or legal entities in or from The Netherlands, as part of their initial distribution or at any time thereafter other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, brokers, dealers, asset management companies, investment funds, insurance companies, pension funds, other institutional investors and treasury departments of large commercial enterprises).

Singapore

This prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Singapore Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Singapore Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Securities and Futures Act.

Stamp Duty

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to public described on the cover page of this prospectus supplement.

Price Stabilization and Short Positions

In connection with this offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the United States Securities Exchange Act of 1934, as amended, and applicable rules and regulations of the Luxembourg Stock Exchange and The Stock Exchange of Hong Kong Limited. In addition,              or any person acting for it may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with the United Kingdom Financial Services and Markets Act 2000. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions. These transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions, but the underwriters make no prediction or representation as to the direction or magnitude of any effect that such transactions may have on the price of the notes. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time and must bring the transactions to an end after a limited period.

Other Relationships

Some of the underwriters and their affiliates have engaged in and in the future may engage in investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of the notes will be passed upon on our behalf as to PRC law by the Legal Affairs Department of China Development Bank, Beijing, PRC counsel to us, and as to United States law by Sidley Austin Brown & Wood LLP, Hong Kong and Beijing, special United States counsel to us. Certain legal matters will be passed upon on behalf of the underwriters as to PRC law by Haiwen & Partners, Beijing, PRC counsel to the underwriters. The underwriters are being represented by Sullivan & Cromwell LLP with respect to U.S. Federal securities and New York State law.

GENERAL INFORMATION

We have not appointed any paying or transfer agent in Hong Kong with respect to the notes. We have agreed to appoint an agent in Hong Kong if the notes in definitive form are issued in the limited circumstances set forth under “Description of the Debt Securities — Definitive Certificates” in the accompanying prospectus. In the event that such a paying or transfer agent is appointed in Hong Kong, the name and address of such agent will be published in a daily newspaper having general circulation in Hong Kong.

We have authorized the issue and terms of the notes pursuant to the approval of the National Development and Reform Commission dated June 16, 2004. We have obtained all necessary consents, approvals and authorizations in China in connection with the issue and performance of the notes, all of which are in full force and effect. You may inspect certified copies of the approval of the National Development and Reform Commission dated June 16, 2004, copies of the fiscal agency agreement, copies of our latest annual financial statements audited by PricewaterhouseCoopers in accordance with the International Standards on Auditing, copies of our articles of association, copies of this prospectus supplement and the accompanying prospectus, and copies of all amendments and supplements to this prospectus supplement and such prospectus relating to the notes, during usual business hours in Hong Kong, at the offices of Sidley Austin Brown & Wood LLP, until         , 2004.

Since December 31, 2003, the date of our latest consolidated financial statements contained in the accompanying prospectus, unless otherwise disclosed in this prospectus supplement, there has been no material adverse change in our condition, financial or otherwise, or in our earnings, business affairs or business prospects.

We are neither involved in any litigation, arbitration or administrative proceedings which are material in the context of the issue of the notes nor aware of any such litigation, arbitration or administrative proceedings, whether pending or threatened.

The notes are expected to be accepted for clearance through DTC, Clearstream and Euroclear. The Common Code, CUSIP and ISIN numbers for the notes are          ,          and         , respectively.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 30, 2004

PROSPECTUS

(formerly known as The State Development Bank of China)

Debt Securities

We, China Development Bank, were established in 1994 as a government policy-oriented financial institution of the People’s Republic of China. We may from time to time offer our debt securities in the form of notes, bonds, debentures or other evidences of indebtedness. Each issue of our debt securities may vary as to aggregate principal amount, maturity date, public offering price, interest rate, timing of payments, provision for redemption, if any, sinking fund requirements, if any, and method of distribution, each to be determined at the time of sale. This prospectus provides you with a general description of our debt securities. We will provide a prospectus supplement describing the specific terms of the debt securities we will be offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our debt securities.

Our obligations under our debt securities are not guaranteed by China. The People’s Bank of China, the PRC central bank, is authorized and obligated under the Special Decree of the State Council of China dated March 17, 1994 to provide short-term loans to us if we experience any liquidity shortages. This support obligation does not, however, confer any rights under the Special Decree or otherwise upon any holder of our debt securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We may sell our debt securities to and through underwriters and may also sell our debt securities directly to other purchasers or through agents. This prospectus may not be used to make offers or sales of our debt securities unless accompanied by a prospectus supplement.

You should rely only on the information contained in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of our debt securities in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate at any date other than its date of issue.

The date of this prospectus is         , 2004.

ENFORCEMENT OF FOREIGN JUDGMENTS

We are a government policy-oriented financial institution organized under the laws of China, and substantially all of our assets are located in China. As set forth under “Description of the Debt Securities — Jurisdiction; Consent to Service,” we will consent to the jurisdiction of any federal and state court in the Borough of Manhattan, The City of New York, in respect of proceedings relating to our debt securities. In addition, we will waive, to the fullest extent permitted by law, immunity from legal proceedings on grounds of sovereignty. We have been advised by our PRC legal counsel, the Legal Affairs Department of China Development Bank, that there is uncertainty as to the enforceability in China of any actions to enforce judgments of United States courts arising out of or based on our debt securities, including judgments arising out of or based on the civil liabilities provisions of United States federal or state securities laws, primarily because there is no treaty or other arrangement or basis for reciprocal enforcement of judgments between China and the United States. We have also been advised by our Legal Affairs Department that there is uncertainty as to the enforceability in original actions brought in PRC courts of the civil liability provisions of United States federal or state securities laws. See “Description of the Debt Securities — Jurisdiction; Consent to Service.”

CONVENTIONS

Unless otherwise indicated, all references in this prospectus to “China” or “PRC” are to the People’s Republic of China; all references to the “central government” are to the central level of governmental administration of the PRC; all references to the “local government” are to all levels of governmental administration below the central government, such as provincial, municipal, county and township governments; all references to the “government” are to the PRC central government and local governments, collectively; and all references to “Hong Kong” are to the Hong Kong Special Administrative Region of the PRC. Unless otherwise indicated, all statistical information in this prospectus relating to China excludes information with respect to Hong Kong, the Macau Special Administrative Region and Taiwan.

All annual information is based upon January 1 to December 31 periods. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

Unless otherwise indicated, all references in this prospectus to “Renminbi” or “Rmb” are to the lawful currency of China; all references to “Hong Kong dollar” or “HK$” are to the lawful currency of Hong Kong; all references to “U.S. dollar” or “US$” are to the lawful currency of the United States of America; all references to “Japanese yen” or “¥” are to the lawful currency of Japan; all references to “British pound” or “£” are to the lawful currency of the United Kingdom; all references to “Swiss Franc” or “SWF” are to the lawful currency of Switzerland; and all references to “Euro” or “€” are to the lawful currency of the countries within the European Union that have agreed to adopt the Euro as their lawful currency, including Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. Solely for the convenience of the reader, we have translated amounts from Renminbi to U.S. dollar or vice versa at the rate of exchange of Rmb 8.2766 = US$1.00 as set and published by the People’s Bank of China on June 30, 2004 for financial information relating to 2004. On July 27, 2004, the exchange rate set and published by the People’s Bank of China was Rmb 8.2767 to US$1.00.

In addition, we use the following rates of exchange between Renminbi and U.S. dollar as published by the People’s Bank of China on the last business day of the relevant year in the preparation of financial information relating to the respective years. Exchange rates between Renminbi and other foreign currencies were calculated based on the following exchange rates between U.S. dollar and such foreign currencies on the last business day of the relevant year.

2001	2002	2003
US$1.00 = Rmb 8.2766	US$1.00 = Rmb 8.2770	US$1.00 = Rmb 8.2767
US$1.00 = €1.1325	US$1.00 = €0.9541	US$1.00 = €0.7957
US$1.00 = ¥131.30	US$1.00 = ¥118.56	US$1.00 = ¥106.9
US$1.00 = £0.6897	US$1.00 = £0.6238	US$1.00 = £0.5616
	US$1.00 = HK$7.7986	US$1.00 = HK$7.7625
	US$1.00 = SWF 1.3866	US$1.00 = SWF 1.2398

On July 27, 2004, the noon buying rate in New York City for cable transfers on that day of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was Rmb 8.2767 to US$1.00. For information relating to the foreign exchange system in China or historical Renminbi exchange rate information, see “People’s Republic of China — PRC Financial System — Foreign Exchange.” We are not making any representation that the Renminbi, U.S. dollar or any other currency referred to in this prospectus could have been or can be converted into U.S. dollars, Renminbi or any other currency, as the case may be, at any particular rate or at all.

China is a participant in the General Data Dissemination System of the International Monetary Fund. However, China is not a subscriber to the Special Data Dissemination Standard of the International Monetary Fund. China has been gradually modifying the methods it uses to calculate its statistical information in order to be more consistent with international standards. As a result, this prospectus contains statistical data relating to the

PRC restated for prior years on the basis of such modified methods of calculation. We use the following terms in this prospectus as defined below:

•	Gross domestic product or GDP means the total value of products and services produced inside China during the relevant period.

•	Gross national product or GNP means GDP plus income earned by PRC nationals from products produced, services rendered and capital invested outside China, less income earned inside China by non-PRC nationals.

•	Gross output value means the sum of the total (not incremental) values of products and services of each enterprise during the production process. Important characteristics of gross output value are: (1) it double-counts the value of products which pass through more than one enterprise during the production of such products; (2) it is stated in current rather than in constant prices; and (3) it includes inventories.

•	Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to the PRC customs upon entry of goods into China on a cost, insurance and freight included, or CIF, basis; and (2) for purposes of balance of payments, statistics collected on a free on board at a given departure location, or FOB, basis.

•	Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to the PRC customs upon departure of goods from China on an FOB basis; and (2) for purposes of balance of payments, statistics collected on an FOB basis.

•	Per capita disposable income means total actual income of an urban household after individual income tax.

•	Per capita net income means total residual income of a rural household, during a certain period of time, after deduction of production costs, taxes and contractual fees.

•	Rate of unemployment or unemployment rate is calculated as the percentage of the members of the urban work force who register with the local employment agencies as being unemployed. “Urban work force” means permanent urban residents who are:

(i)	registered under the household registration system as urban residents;

(ii)	between the ages of 16 and 50 (in the case of males) and between the ages of 16 and 45 (in the case of females); and

(iii)	physically capable of working.

China does not collect statistical data regarding rural unemployment or regarding unemployment of persons residing in, but not registered as residents of, urban areas.

•	Rate of inflation or inflation rate is measured by the year-on-year percentage change in the consumer price index, unless otherwise specified. The consumer price index is calculated on a weighted basket of consumer goods and services for the urban and rural areas, using a monthly averaging method. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

For purposes of this prospectus and unless otherwise indicated,

•	all annual rates of growth are average annual compounded rates;

•	except in the section entitled “People’s Republic of China — PRC Public Finance,” all rates of growth or percentage changes in financial data are based upon such data expressed in constant prices (i.e., prices as adjusted for inflation); and

•	all financial data are presented in current prices.

Some statistical information about China included in this prospectus is preliminary in nature and reflects the most recent available data and are subject to subsequent adjustment by government statistical agencies. The government conducts a review of China’s official financial and economic statistics after the completion of each fiscal year. As a result, such preliminary financial and economic information in this prospectus may be subsequently adjusted or revised by the government to reflect new or more accurate data. In particular, information and data about China contained in this prospectus for 2003 and 2004 are preliminary and subject to change. Statistical information not presently available is indicated by “N/A.” In addition, statistics compiled from multiple sources or over differing periods may not always be comparable in either methodology or scope.

CHINA DEVELOPMENT BANK

CAPITALIZATION

As of December 31, 2003, our capitalization prepared in accordance with the International Financial Reporting Standards was as follows:

	December 31, 2003
	Rmb	US$
	(in millions)
Long-term Debt(1):
Commercial loans in foreign currency	41,166.5	4,973.8
Commercial loans in Renminbi	19.4	2.3
Bonds issued:
Foreign currency bonds	13,299.0	1,606.8
Renminbi bonds	918,820.6	111,012.9
Borrowings from domestic banks	4,138.3	500.0
Deposits	2,000.0	241.6

Total long-term debt	979,443.8	118,337.4
Capital Accounts:
Paid-in capital	50,000.0	6,041.1
Reserves	5,160.7	623.5
Undistributed profit	34,267.8	4,140.3

Total owner’s equity	89,428.5	10,804.9

Total capitalization	1,068,872.3	129,142.3

(1)	Long-term debt includes all debt with a maturity of one year or longer, excluding its current portion.

Unless otherwise disclosed in this prospectus or in applicable prospectus supplement, there has not been any material change in our capitalization since December 31, 2003.

USE OF PROCEEDS

Except as may be otherwise disclosed in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our debt securities to fund foreign currency-denominated loans we extend to finance infrastructure and other industrial projects in China, to repay our outstanding indebtedness and for working capital and general corporate purposes.

BUSINESS

Purpose and Authority

We are a government policy-oriented statutory financial institution established pursuant to the Special Decree of the State Council of China dated March 17, 1994. We are the only policy bank in China that has been designated as a ministry-level institution. We conduct our business under the direct supervision of the State Council, the highest institution of government administration in China. We are regulated by the China Banking Regulatory Commission with respect to our banking operations and by the People’s Bank of China with respect to the scale of our annual funding and lending activities. We also report regularly to the Ministry of Finance on our financial condition and results of operations.

Our primary purpose is to foster the economic development of China by providing long-term financing for policy-oriented and related projects in line with the government’s development strategy and its industrial policies. Consistent with our purpose as an instrument of China’s national economic development strategy, our current principal activities focus on raising funds and mobilizing resources to support the development of industries encouraged by the central government. These industries include infrastructure facilities, basic industries and pillar industries in China, such as railway and road transportation, power generation, telecommunication, petrochemical and chemical industries, urban public facilities and environmental facilities. Our lending activities endeavor to support the PRC government’s development strategy of seeking a balanced development between the coastal regions of China and the central and western regions and also endeavor to guide both the volume and the structure of fixed asset investments in China. Although profit maximization is not our goal under the Special Decree, we have made, and will continue to make, efforts to achieve profitability in a cost-effective manner.

Pursuant to our articles of association, we are authorized to engage in the following activities:

•	manage and use “operational construction funds” and interest subsidies earmarked under the fiscal budget of the government;

•	issue financial debentures to Chinese qualified institutional investors and issue construction bonds guaranteed by the Ministry of Finance;

•	on-lend loans from foreign governments and international financial institutions;

•	issue bonds in the international capital markets as approved by the government and borrow commercial loans from foreign banks and other financial institutions in accordance with the government’s policies on the use of foreign capital;

•	extend loans to policy-oriented large-and-medium-scale infrastructure, technological renovation and related projects for key infrastructure facilities, basic industries and pillar industries;

•	provide guarantees, evaluation and consultation on project loans;

•	evaluate financing packages and terms for potential borrowers;

•	identify domestic and foreign joint venture partners and provide market information for key infrastructure projects; and

•	participate in other lines of business as approved by the central government.

Relationship with the Government

Government Ownership. As a government instrumentality under the State Council, we are wholly owned by the central government, and no person other than the government has, or can obtain, an ownership interest or equity participation in us. Our articles of association provide that our registered capital is Rmb 50 billion and the Ministry of Finance contributed fully our registered capital by the end of 2003 partially through its direct capital contribution and partially through tax rebates. All of our net income is subject to disposal by the central government for the benefit of the PRC.

Government Supervision. Our operations are subject to the direct supervision of the State Council. Pursuant to the Special Decree, our articles of association were adopted by the State Council and may be amended only with its approval. The State Council directly appoints our governor, vice governors and the chairman of our board of supervisors.

Our board of supervisors was established with the approval of the State Council and is charged with supervising our implementation of the policies and guidelines of the government. Our board of supervisors is responsible to the State Council. Members of our board of supervisors other than its chairman are appointed with the approval of the China Banking Regulatory Commission in accordance with the Provisional Rules on Supervisory Boards at Key State-owned Financial Institutions. Our board of supervisors currently consists of six members as representatives of the Ministry of Finance, the China Banking Regulatory Commission, our bank and a designated PRC public accounting firm.

We report our annual working plan directly to the State Council for its approval. We submit our annual financial statements to the Ministry of Finance for review and approval. In addition, we report to the Ministry of Finance regularly on our financial condition and results of our operations.

Government Support. In addition to contributions to our capital, the government provides direct and indirect financial support for our business activities in the following manner:

•	Pursuant to the Special Decree, we make annual reports of our operations, including our lending activities and sources of funds to the central government for ratification. In accordance with our request for funding, the People’s Bank of China approves the aggregate amount of financial resources to be made available to us on an annual basis in support of our domestic lending activities.

•	Based on the approval of the central government, we may access the domestic bond markets, which is our most important source of funding, to issue our debentures to domestic banks, financial institutions and other PRC qualified institutional investors.

•	Under the Special Decree, we are also allowed to issue construction bonds guaranteed by the Ministry of Finance although we have not issued such bonds.

•	Pursuant to the Special Decree, the People’s Bank of China is authorized and obligated to provide short-term loans to us when we experience any liquidity shortages. The support obligation of the People’s Bank of China does not constitute a guarantee of our debt securities, and is not enforceable against the People’s Bank of China by any holder of our debt securities. It does not confer any right under or in respect of the Special Decree upon a holder of our debt securities.

In addition, to the extent our actual liquidity requirements in a given fiscal year suggest a need for greater financial support on a longer term basis, we are required to report this need to the People’s Bank of China and to seek its approval for additional financing.

Under the Special Decree, the Ministry of Finance also provides indirect support to us in the form of interest subsidies, which are allocated each year in the annual budget of the PRC. Administration of the subsidy program, including the selection of projects, is subject to rules and regulations of the Ministry of Finance. The interest subsidies are intended to further the economic development policies of the government by enabling borrowers in selected economic sectors to borrow commercial loans from us. The Ministry of Finance approves its interest subsidies, based upon the importance of its supported projects to the national economy. The Ministry of Finance subsidizes these borrowers directly with respect to their interest payments. Although many of our projects may benefit from the interest subsidies, we are not the only financial institution that benefits from this indirect support.

Government On-lending Agent. Historically, the on-lending function for loans made or guaranteed by the International Bank for Reconstruction and Development, or the World Bank, the Asian Development Bank and other multilateral lending agencies fell within the respective jurisdiction of the Ministry of Finance and the People’s Bank of China. As a result of the government reorganization in 1998, the Ministry of Finance has become the sole coordinator for the on-lending of loans from these multilateral agencies and we have been designated as one of the on-lending agents with respect to loans from the World Bank and the Asian Development Bank. These loans are based on the central government’s credit.

Loan Operations

General

Our principal financing activity is the provision of long- and medium- term loans for large and medium size projects involving infrastructure facilities, basic industries and pillar industries including railway and road transportation, power generation, telecommunication, petrochemical and chemical industries, urban public facilities and environmental facilities. As an instrumentality for implementing the government’s economic strategy and policies, we receive recommendations for loans from the central government through the National Development and Reform Commission and other ministries, and also from local governments. Such recommendations are not mandates and we select these projects based on our own evaluation. We evaluate each project in accordance with our evaluation policies before a loan is approved. As part of the selection process, we are also able to negotiate with relevant industry regulators and appropriate local governments with respect to credit enhancement packages and support for projects and borrowers. We have entered into project cooperation agreements with some local governments. Although such agreements do not constitute guarantees, they normally provide for a mechanism whereby the local governments may take measures, when required, to facilitate repayments by local borrowers.

The major factors that we take into consideration before approving a loan for a project include:

•	significance of the project to the PRC national or regional economy,

•	compliance with national industrial policies,

•	repayment capacity of the borrower,

•	level of capitalization of the borrower,

•	overall technical and financial feasibility of the project,

•	reliability and stability of the project’s other sources of funding,

•	quality of security and guarantees,

•	availability of other credit enhancement measures, and

•	compliance with environmental laws and regulations.

In recent years, environmental compliance has become an aspect of our loan evaluation process. We will not consider a loan application complete until the applicant has obtained approval from the relevant environmental agencies and we are otherwise satisfied with its environmental compliance. Under the Law on Environmental Impact Assessment effective September 1, 2003, project companies must submit environmental impact assessment reports to the relevant environmental regulators with respect to environmentally sensitive projects. In accordance with this law, the State Environmental Protection Administration has published a catalog, which lists environmentally sensitive projects and specifies the requirements and coverage of their environmental impact assessment reports. The catalog currently lists many industries subject to this reporting requirement, including coal mining, oil and gas exploration and development, pulp mill, petroleum refinery, chemical and petrochemical production, machinery and equipment manufacturing, power generation and transmission, hydropower facilities, urban transportation infrastructure, waste disposal facilities, railways, highways, ports, and nuclear facilities. A project company must engage an independent and qualified environmental appraiser to assess the environmental impact and to prepare the report for submission to the government. In addition, the law does not permit any project listed in the catalog to begin construction until government regulators are satisfied with the environmental impact assessment.

Most of our loans are secured by a security interest in the borrower’s assets or with a guarantee from the borrower’s sponsors or from a company affiliated with the borrower. Many of our loans are secured with several of these collateral arrangements. Due to the diverse nature of the collateral securing our projects and in case of potential lack of liquidity of certain assets, we may demand additional collateral to improve the coverage of the loan. We cannot give any assurance that, in the event of foreclosure upon a loan, we would be able to recover the full or any outstanding amount from the disposal of any such collateral.

We have also established loan appraisal procedures to monitor the performance of each loan. In order to ensure that loan proceeds are used for their intended purpose, we generally do not disburse the full amount of the loan immediately following commitment. Instead, we disburse loans according to a schedule to coincide with actual project expenditures as they are incurred.

In order to closely monitor the risks associated in any loan project, we have established a risk management system, under which we periodically conduct rating or credit research on borrowers, the related industries and regions. See “—Risk Management” below.

We grant loans in Renminbi or in foreign currencies. We determine the interest rates on loans denominated in Renminbi generally within the range set by the People’s Bank of China. We determine the interest rates on loans denominated in foreign currencies in accordance with prevailing rates in the international capital markets plus a premium. In order to minimize our exposure to foreign exchange and interest rate risks, we seek to match our loans and guarantees to liabilities denominated in the same currencies and to engage in such economic hedging transactions through interest rate and cross currency swaps. As of June 30, 2004, we engaged in hedging transactions having a notional amount of US$2.8 billion, of which US$1.3 billion was for our own account. The remaining US$1.5 billion was for the accounts of our customers.

For the fiscal year ended December 31, 2003, we extended loans denominated in Renminbi that have an aggregate principal amount of approximately Rmb 366.2 billion (US$44.2 billion), and loans denominated in foreign currencies that have an aggregate principal amount of approximately US$2,570.5 million.

The following table sets forth a breakdown by currency of the total outstanding loans (based on terms of the loan agreements) that we had extended as of the dates indicated:

Outstanding Loans by Currencies

	December 31,
	2001	2002	2003
	(in millions of Rmb)
Renminbi	708,816.7	838,668.6	1,066,322.4
Foreign Currency	44,234.0	55,383.9	71,776.5

Total Loans	753,050.7	894,052.5	1,138,098.9

The following table sets forth our outstanding loans by original maturities (based on terms of the loan agreements) that we extended as of the dates indicated:

Outstanding Loans by Original Maturities

	December 31,
	2001	2002	2003
	(in millions of Rmb)
Loans with Maturities of Five Years or Shorter	243,353.3	169,935.9	521,641.8
Loans with Maturities over Five to Ten Years	368,739.3	396,625.9	343,818.9
Loans with Maturities over Ten Years	140,958.1	327,490.3	272,638.2

Total Loans	753,050.7	894,052.1	1,138,098.9

The following table sets forth our 10 largest project loans denominated in or translated to Renminbi as of June 30, 2004 (“FX” means foreign currencies):

Our 10 Largest Project Loans

Project	Borrower	Denomination of Loans	Total Outstanding Amount	% of Total Outstanding Loans
		(in billions of Rmb)
Three Gorges Dam	China Three Gorges Development Corp.	Rmb	21.0	1.7%

Guangdong Ling’ao Nuclear Power Station	Guangdong Nuclear Group Co. Ltd.	FX	19.1	1.6

Qinshan Nuclear Power Plant — Phase III	Qinshan Nuclear Power Corporation	FX	15.8	1.3

Shanghai Urban Light Rail Transportation	Shanghai Jiushi Corporation	Rmb	12.5	1.0

Petroleum Refinery	China National Petroleum Corporation	Rmb	12.2	1.0

Ertan Power Station	Ertan Hydropower Development Corp.	Rmb	10.4	0.8

Railway Telecommunication	China Railway Communication Co., Ltd.	Rmb	9.6	0.8

Railroad from Xi’an to Hefei	China Railway Engineering Management Center	Rmb	7.9	0.6

Oil/Gas Production and Refinery	PetroChina Company Limited	Rmb	7.6	0.6

Railroad from Chongqing to Huaihua	China Railway Engineering Management Center	Rmb	6.8	0.6%

The following table sets forth our 10 largest borrowers of loans denominated in or translated to Renminbi as of June 30, 2004 (The outstanding amount for each borrower listed below may include multiple project loans):

Our 10 Largest Borrowers

Borrower	Total Outstanding Amount	% of Total Outstanding Loans
	(in billions of Rmb)

China Railway Engineering Management Center	39.7	3.2%

China Three Gorges Development Corp.	26.7	2.2

Guangdong Nuclear Group Co. Ltd.	19.1	1.6

Qinshan Nuclear Power Corporation	18.8	1.5

Shandong Province Department of Transportation	16.9	1.4

Shanxi Province Department of Transportation	15.5	1.3

Guangdong Province Transportation Corporation	15.0	1.2

China Railway Communication Co., Ltd.	13.2	1.1

Henan Province Power Company	12.8	1.0

Sichuan Expressway Construction and Development Corp.	12.7	1.0

Total	190.4	15.5%

Loans Denominated in Renminbi

Under the Special Decree, our Renminbi-denominated loans are divided into hard loans and soft loans. Hard loans are financed with funds that we raise domestically through the issuance of financial debentures to PRC qualified institutional investors. Soft loans are financed with funds we receive in the form of capital contributions from the Ministry of Finance.

Hard loans bear interest rates within the range set by the People’s Bank of China. However, government subsidies to some borrowers effectively reduce the interest rates on hard loans made to these borrowers. We generally make hard loans to Chinese entities that are considered to be capable of repaying the debt obligations and are responsible for the construction and operation of the projects being financed.

Soft loans are funded primarily with our capital contributed by the Ministry of Finance, and bear interest at rates lower than our hard loans. We may select projects for soft loan financing primarily based on the government’s policy considerations and make these loans to support state-owned companies and government-controlled holding companies. Over the past five years, we have mainly used hard loans rather than soft loans in our lendings. As of December 31, 2003, substantially all of our Renminbi loans were hard loans.

We also provide bridge loans to our borrowers. The maturity of these bridge loans does not generally exceed one year. We extend these short-term loans to pre-approved projects for the purpose of bridging the gap between the actual project commencement date and the availability date of long-term financing that we have committed. We provided an aggregate of Rmb 49.5 billion in 2003 of bridge financing to 447 projects. These bridge loans are part of our overall financing commitments to these projects, but are specifically earmarked for short-term financing. These bridge loans are secured by the same collateral that secures the long-term financing.

The following table sets forth the aggregate outstanding amount of our Renminbi loans as of the dates indicated, categorized by industrial sector:

Breakdown of Outstanding Renminbi Loans by Industrial Sector

	December 31, 2001		December 31, 2002		December 31, 2003
	Amounts	% of Total	Amounts	% of Total	Amounts	% of Total
	(in millions of Rmb, except for percentages)
Thermoelectricity Facilities	249,172.8	35.2%	275,840.1	32.9%	289,856.7	27.2%
Road Transportation	121,014.7	17.1	174,540.0	20.8	233,372.5	21.9
Hydropower, Environmental and Public Facilities	58,609.9	8.3	86,214.5	10.3	178,326.3	16.7
Rail Transportation	109,503.7	15.4	116,230.1	13.8	116,847.2	11.0
Urban Public Transportation	20,517.9	2.9	35,046.8	4.2	42,724.0	4.0
Telecommunications and Information Service	25,442.0	3.6	37,694.8	4.5	68,892.0	6.5
Oil, Petrochemical and Chemical Industries	31,150.0	4.4	28,742.9	3.4	36,941.7	3.5
Other	93,405.7	13.2	84,359.4	10.1	99,362.0	9.3

Total	708,816.7	100.0%	838,668.6	100.0%	1,066,322.4	100.0%

Loans under “Other” include our Renminbi loans to manufacturing, paper and pulp, air transportation, computer software and other miscellaneous industrial segments.

The following table sets forth our Renminbi loan disbursements for the periods indicated, categorized by industrial sector:

Renminbi Loan Disbursements by Industrial Sector

	Year Ended December 31, 2001		Year Ended December 31, 2002		Year Ended December 31, 2003
	Amounts	% of Total	Amounts	% of Total	Amounts	% of Total
	(in millions of Rmb, except for percentages)
Hydropower, Environmental and Public Facilities	20,605.3	12.0%	33,337.8	15.2%	130,357.5	35.6%
Road Transportation	40,980.6	23.9	60,338.4	27.5	75,022.9	20.5
Thermoelectricity Facilities	48,179.1	28.1	58,083.1	26.4	61,524.5	16.8
Telecommunications and Information Service	12,721.0	7.4	18,267.8	8.3	19,856.0	5.4
Urban Public Transportation	16,650.4	9.7	16,144.9	7.4	14,471.1	4.0
Rail Transportation	14,695.1	8.6	15,171.3	6.9	10,971.2	3.0
Oil, Petrochemical and Chemical Industries	2,768.6	1.6	3,554.8	1.6	2,935.6	0.8
Other	14,805.0	8.7	14,712.0	6.7	51,050.7	13.9

Total	171,405.1	100.0%	219,610.1	100.0%	366,189.5	100.0%

We lend primarily to policy-oriented large- and medium-size infrastructure and basic industry projects of national significance. During the year ended December 31, 2003, we had an aggregate of Rmb 1,090.4 billion or 95.7% of our Renminbi loans lent to infrastructure and basic industry projects. The geographic concentration of our loan portfolio as of the year-end of 2003 is as follows:

•	Rmb 607.7 billion or 53% in the eastern China region, covering Beijing, Liaoning, Hebei, Tianjin, Shandong, Shanghai, Jiangsu, Zhejiang, Fujian, Guangdong and Hainan;

•	Rmb 284.3 billion or 25% in the central China region, covering Jilin, Heilongjiang, Shanxi, Henan, Hubei, Anhui, Hunan and Jiangxi; and

•	Rmb 246.1 billion or 22% in the western China region, including Xinjiang, Tibet, Gansu, Qinghai, Ningxia, Inner Mongolia, Shaanxi, Sichuan, Chongqing, Guizhou, Yunnan and Guangxi.

Loans Denominated in Foreign Currencies

We finance our loans denominated in foreign currencies primarily through international and domestic borrowings. We extend loans in foreign currencies to borrowers for their purchase of products or services from non-PRC suppliers. We make foreign currency loans in U.S. dollars, British pounds, Swiss Francs, Euros and other foreign currencies.

Annual interest rates on our foreign currency loans, as of December 31, 2003, consisted of (i) floating rates ranging from three- or six-month LIBOR plus 0.25% to 1.2% and (ii) fixed rates ranging from 0.3% to 7.6%. The original maturities of loans ranged from one year to 40 years. All our foreign currency loans are hard loans, which bear interest at market rates.

As of June 30, 2004, we had an aggregate of the equivalent of US$8.8 billion of foreign currency loans outstanding. We extended these loans to finance 56 projects.

We also provide short-term loans in foreign currencies to Chinese enterprises that undertake projects of national importance. The original maturities of such short-term loans usually do not exceed one year. We have extended these loans to pre-approved projects in the form of bridge loans largely for the purpose of bridging the gap between the actual project commencement date and the availability date of long-term financing that we have committed. We provided US$26.1 million of bridge financing to three projects in 2003. These bridge loans are secured by the same collateral that secures the long-term financing.

The following table sets forth the aggregate outstanding amount of our foreign currency loans as of the dates indicated, categorized by industrial sector:

Breakdown of Outstanding Foreign Currency Loans by Industrial Sector

	December 31, 2001		December 31, 2002		December 31, 2003
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of US$, except for percentages)
Thermoelectricity Facilities	4,886.4	91.4%	5,628.5	84.1%	6,148.4	70.9%
Hydropower, Environmental and Public Facilities	19.1	0.4	27.5	0.4	505.0	5.8
Oil, Petrochemical and Chemical Industries	256.8	4.8	242.1	3.6	371.8	4.3
Road Transportation	—	—	111.9	1.7	219.8	2.5
Rail Transportation	62.9	1.2	124.9	1.9	175.8	2.0
Other	119.3	2.2	556.4	8.3	1,251.3	14.5

Total	5,344.5	100.0%	6,691.3	100.0%	8,672.1	100.0%

Loans under “Other” include our foreign currency loans to manufacturing, paper and pulp, air transportation, computer software and other miscellaneous industrial segments.

The following table sets forth our foreign currency loan disbursements for the periods indicated, categorized by industrial sector:

Foreign Currency Loan Disbursements by Industrial Sector

	Year Ended December 31, 2001		Year Ended December 31, 2002		Year Ended December 31, 2003
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of US$, except for percentages)
Thermoelectricity Facilities	1,129.0	92.4%	1,203.4	61.8%	1,057.6	41.1%
Hydropower, Environmental and Public Facilities	6.0	0.5	9.6	0.5	422.5	16.4
Oil, Petrochemical and Chemical Industries	47.1	3.9	76.7	3.9	171.4	6.7
Road Transportation	—	—	123.3	6.3	132.5	5.2
Rail Transportation	29.5	2.4	83.2	4.3	54.9	2.1
Other	10.4	0.8	450.1	23.2	731.6	28.5

Total	1,220.0	100.0%	1,946.3	100.0%	2,570.5	100.0%

Guarantee and Letter of Credit Operations

We also have authority to issue guarantees and letters of credit to support borrowings consistent with our lending operations. We use our foreign currency denominated guarantees and letters of credit in connection with foreign currency indebtedness incurred by Chinese companies for their purchases of plant and equipment, principally from foreign sources. As of June 30, 2004, we had US$110.8 million in aggregate of foreign currency denominated guarantees outstanding and US$237.8 million in aggregate of outstanding letters of credit. We have also guaranteed Renminbi-denominated bonds issued by Chinese companies in connection with the financing of their infrastructure projects. As of June 30, 2004, we had Rmb 14.5 billion in aggregate of Renminbi denominated guarantees outstanding. Our guarantees and letters of credit reduce our total funding commitment to the relevant projects by a corresponding amount so long as our guarantees or letters of credit remain outstanding.

As of June 30, 2004, we had the following outstanding guarantees. None of the guarantees have been called upon.

Outstanding Guarantees

Borrower	Outstanding Amount	Purpose of Loan
	(in millions of US$)
Qinshan Nuclear Power Joint Venture Corp. .	61.6	Import of Equipment
Qinshan Nuclear Power Plant (Phase III)	24.2	Import of Equipment
Ling’ao Nuclear Power Co., Ltd	24.0	Import of Equipment
China Power Grid Development Co., Ltd.	1.0	Import of Equipment

Total	110.8

	(in billions of Rmb)
China Guangdong Nuclear Power Group	6.5	Ling’ao Nuclear Power Station
China Huadian Corporation	3.0	Power Transmission Network
Jiangsu Communication Holding Co., Ltd	1.5	Highway Construction
Shanghai Pudong Development (Group) Co., Ltd.	1.5	City Highway Construction
Suzhou Industrial Park Property Management Company	1.0	Infrastructure Construction
Yankuang Group Co., Ltd.	1.0	Coal Gasification Program

Total	14.5

The table below provides information concerning the outstanding amount of our letters of credit as of June 30, 2004.

Outstanding Letter of Credit

Borrower	Outstanding Amount	Purpose of Loan
	(in millions of US$)
Hainan Jianglin Trading Co., Ltd.	140.0	Import of Equipment
Zhejiang Zitic Import & Export Co., Ltd.	78.8	Import of Equipment
Hainan Xingye Polyester Co., Ltd.	17.2	Import of Equipment
Ningbo Asia Pulp and Paper Co., Ltd.	1.1	Import of Equipment
Guangxi Sunway Forest Product Industry Co., Ltd.	0.6	Import of Equipment
China National Technical Import & Export Corp.	0.1	Import of Equipment

Total	237.8

All our letters of credit are denominated in foreign currencies. We have not issued letters of credit in Renminbi.

Risk Management

Since 2002, we have made substantial efforts in creating a comprehensive risk management system within our bank based on the principles of the New Basle Accord (CP3). This risk management system is designed to identify, monitor and manage our risks efficiently and effectively. In 2003, we streamlined our risk management system to better monitor and control our exposures in three major risk areas:

•	credit risk,

•	market risk, and

•	operational risk.

Our credit risk management department has overall responsibility for monitoring our credit risk. Our treasury department has overall responsibility for monitoring our market risk. Our comprehensive planning department has overall responsibility for monitoring our operational risk. Each of the three departments has the support of, and coordinates with, other operational departments in fulfilling their respective responsibilities. Our governor oversees the bank’s risk management strategy and the definition of our risk appetite. Our asset liability management committee comprises 18 senior executives from various departments. It supervises all of our risk management activities. Our asset liability management committee reports to our governor.

Credit Risk

We have set up an internal credit rating system focused in five areas:

•	country credit rating,

•	region credit rating,

•	industry credit rating,

•	borrower’s credit rating, and

•	facility rating.

With regard to a borrower’s credit rating, we look closely at a borrower’s credit history, corporate governance, business operations, financial status, prospect for development and other relevant factors. Our rating system consists of 13 classes: AAA, AA+, AA, AA–, A+, A, A–, BBB+, BBB, BBB–, BB, C and D. We conduct quarterly or annual reviews on all five areas in our internal rating system.

Market Risk

We define market risk as the risk of loss caused by changes in prices, principally influenced by interest and foreign exchange rates of financial instruments. It also includes liquidity risk.

Interest rate risk is the risk of loss arising from changes in the level of interest rates or changes in the shape of yield curves that could adversely affect the market value of our financial instruments and our future earnings. We manage interest rate risk primarily through gap analysis performed on sensitivity, duration and fair value. By the year-end of 2003, our duration gap representing the difference in average maturities between our funding obligations and loans we extend to borrowers was -1.97 years. According to the sensitivity analysis performed in 2003, if the level of interest rate were to increase by 100 basis points, our total net interest income would increase by approximately 6.6% and net assets would increase by approximately 29.5%. We also enter into interest rate swaps and collars for the purpose of hedging our long-term fixed rate debt denominated in foreign currencies. These derivative transactions expose us to additional credit risk, which represents potential costs to replace the derivative contracts if the counter-parties fail to perform their obligations. We monitor this risk with reference to the current fair value, the notional amount of the contracts and the liquidity of the market. To control the level of such credit risk, we assess the credit risk of our counter-parties by means of the same techniques used in our lending activities. We do not engage in hedging transactions for speculative proposes. We believe that our exposure to interest rate risk is not significant in light of the regulated interest rate environment in the PRC. We cannot assure you, however, that these conditions will continue in the future. If these conditions change, our exposure to interest rate risk could increase. There are limited instruments available for us to hedge our Renminbi interest rate risk under the current market conditions in China.

Currency risk is the risk of loss arising from the fluctuation of exchange rates. Our hedging activities in foreign currencies have been limited to hedges to US dollars. In recent years, because the Renminbi exchange rate has been relatively stable, our exposure to currency risk has not been material. However, we cannot assure you that the Renminbi exchange rate will not change or that our risk to foreign exchange will not increase. We have entered into currency forwards and swap agreements principally at the request of our customers. To hedge the potential risks of these transactions, we have entered into similar agreements with other counter-parties. We also attempt to match the maturities and currencies of our borrowings and our lending.

Liquidity risk is the risk that we may be unable to fund our current obligations and operations. Our primary funding source is the issuance of debentures in the domestic bond market. In addition, we may also borrow from the inter-bank market, from the PBOC, and from the overseas capital market. We periodically perform a maturity analysis of our assets, liabilities and commitments to assess our need for additional funding and to determine the best available sources and lowest cost of funds. At the same time, we calculate the maturity gap on the average years outstanding for our loans and our debentures. In 2003, we managed to reduce our average maturity gap from -1.15 years at the beginning of the year to -0.51 years at end of 2003.

Operational Risk

Operational risk is the risk of loss arising from failed internal control processes and/or systems, human factors, and/or external events. Operational risk is inherent in all aspects of a business and covers a wide range of issues. Our risk management efforts in this area focus on key elements of operational risks, including

•	regulatory risk,

•	legal risk,

•	settlement risk, and

•	information technology system risk.

We maintain an internal control framework designed to identify, measure, monitor and manage all significant operational risks on an ongoing basis. We endeavor to continuously assess our operational and financial reporting infrastructure to ensure it is adequate to handle emerging business and financial reporting developments. In order to mitigate the risk of human error, we have provided training to our employees, formulated policies and procedures to enhance the effectiveness of our internal control structure. Our internal audit department regularly monitors compliance with our established policies and procedures.

Loan Evaluation and Monitoring

As credit risk is potentially the most significant risk faced by any bank, we have set up a credit management system that separates the function of evaluation from that of administration with respect to our lending activity and our loan portfolio management, including, in each case, our guarantees or letters of credit. Although the ultimate credit decision-making power rests with our credit committee, several separate departments within our head office, in cooperation with our branches and representative offices, perform credit evaluation prior to our loan approval, credit performance review after loan disbursement and overall credit administration. The credit committee is composed of a vice governor and heads of our relevant departments such as the credit risk management department, the comprehensive planning department, and the legal department. The credit committee reports to our governor.

At present, our two project appraisal departments organized along industry lines and our branches across the country have the overall responsibility for initial project evaluation and project feasibility study. Their evaluation and feasibility study incorporate credit ratings generated by our risk management system. Once the initial evaluation and feasibility study are completed, the project appraisal administration department takes the lead in organizing further credit appraisal by consulting with at least 25 members of a panel of approximately 100 independent appraisal experts and with three additional departments at our head office, which are our comprehensive planning department, legal department and credit risk management department. After the consultation, the project appraisal administration department submits these consolidated appraisals and recommendations to the credit committee, which will make the final decision on the project. Our governor has authority, however, to veto any credit project.

Generally, we lend up to 70% of the total investment of a project, including guarantees and letters of credit. The borrower must secure financing for the remaining portion either with its own funds or through other borrowings. We do not lend to any borrower with our internal credit rating lower than BBB–.

Our credit administration department is in charge of the bank-wide post-lending credit management and reports to the comprehensive planning department with respect to developments affecting, and prospects for, each credit and the relevant project. Day-to-day administration of our lending activities and the monitoring of our loan portfolios are performed by our 36 local branches and representative offices organized along geographical lines covering the entire nation. Our branches and representative offices continuously monitor and periodically review the creditworthiness of all our borrowers and promptly and independently report to the credit administration department with respect to their findings. Our branches and representative offices are subject to audit review by our auditing department.

We were the first PRC bank to adopt a five-category asset classification system as early as 1997. As a result, we are the only bank in China with seven-year data showing the changes of our asset quality during this period on basis of this five-category asset classification system. Currently, all PRC commercial banks and financial institutions are required by the China Banking Regulatory Commission to adopt this five-category asset classification system. We have voluntarily adopted this classification standard in our asset quality control process.

The five-category asset classification applies to all our risk-based assets. Our principal assets are our loan portfolio and they are classified as follows:

•	a loan is classified as “normal” where the borrower continues to fulfill its obligations to repay timely both principal and interest;

•	a loan is classified as “watch” if we become aware of factors which we believe may negatively impact the borrower’s ability to repay the loan;

•	a loan is classified as “substandard” where the borrower has failed to repay timely either principal or interest and it has become apparent to us that the borrower is unable to rely on its revenues from operations to satisfy its repayment obligations;

•	a loan is classified as “doubtful” where the borrower has failed to repay timely either principal or interest and we anticipate incurring losses even after taking steps to enforce our rights in relation to any pledged or mortgaged assets securing the loan; and

•	a loan is classified as “bad” where we believe that the recovery of all outstanding principal and interest is not possible and that only a very limited recovery is possible after all measures available to us have been exhausted and all legal proceedings reasonably available to us have been pursued.

On the basis of this five-category classification standard, we have further designed and implemented a more detailed classification system with respect to our loan assets. We have subdivided the five categories into 14 sub-categories to fine-tune our assessment of the quality of our loan assets. Specifically, we have subdivided “normal loans” into six sub-categories, “watch loans” into four sub-categories, and “substandard loans” into two sub-categories. We conduct our bank-wide credit asset classification on a quarterly basis. The auditing department is responsible for audit reviews of each branch and representative office with regard to their loan assets. We regard “substandard,” “doubtful” and “bad” loans as non-performing loans, or NPLs.

The following table sets forth our total outstanding non-performing loans at the dates indicated as well as their percentages of our total outstanding loans as of the dates indicated.

Non-performing Loans

	December 31,
	1999	2000	2001	2002	2003
NPLs Amount (in billions of Rmb)	101.8	58.2	29.8	15.9	15.2
NPLs Ratio (in percentages)	18.7%	8.8%	4.0%	1.8%	1.3%

The following table sets forth a breakdown of our risk-based asset classification in five categories as of December 31, 2003.

Risk-Based Asset Classifications

	Outstanding Amount	% of All Risk-Based Assets
	(in billions of Rmb)
Normal	862.5	75.78%
Watch	260.4	22.88
Substandard	8.8	0.78
Doubtful	5.9	0.52
Bad	0.5	0.04

Total	1,138.1	100.0

NPLs	15.2	1.34%

The amounts of our loans in the five regulatory categories as well as our treatment of non-performing loans and NPLs ratios are calculated in compliance with applicable PRC banking laws and regulations. These amounts and ratios are not prepared under the International Financial Reporting Standards and are therefore not comparable to other financial information included in this prospectus and the prospectus supplement. The five-category loan classification system may not be comparable to loan classification methods of financial institutions in other jurisdictions, which are formulated pursuant to different banking laws and regulations or under different accounting principles of these other jurisdictions.

Impaired Loans and Loan Loss Provision

We treat our non-performing loans in accordance with the relevant PRC laws and regulations for regulatory reporting purposes in China. We treat our impaired loans in accordance with the International Financial Reporting Standards for the purpose of our annual reports to the public.

PRC Regulatory Treatment. For PRC regulatory and reporting purposes, after an interest installment or loan principal has been overdue for 90 days, we no longer accrue interest on the related loan on our financial statements. For collection purposes, interest continues to accrue as an off-balance sheet item until paid or written off, but will be reflected in our income statement upon its actual payment. We generally commence collection efforts as soon as a loan or interest becomes overdue.

Pursuant to PRC regulations, we maintain a credit loss provision against all of our risk-based assets, including loans. We make these provisions based on our five-category asset classification standard calculated as a percentage of their respective year-end amounts as follows:

•	1% for our “normal” assets,

•	2% for our “watch” assets,

•	25% for our “substandard” assets,

•	50% for our “doubtful” assets, and

•	100% for our “bad” assets.

These loss provisions have been estimated on the basis of historical experience of losses and the current economic climate in which the borrowers operate. We cannot assure you that our loan portfolio quality will not deteriorate or that we will not make higher credit loss provision in the future. Our interim loss provisions are subject to year-end adjustment before we report our annual results to the Ministry of Finance.

Treatment Under International Financial Reporting Standards. In our accompanying financial statements beginning on page F-1, we make provision for both identified and unidentified impaired loans in our portfolio in accordance with International Accounting Standard No. 39. If there is objective evidence that an impairment loss on a loan carried at amortized cost has been incurred, we establish a provision for impairment for such identified impaired loan. We calculate the amount of the provision as the difference between the carrying amount of a loan and the recoverable amount, being the present value of the expected cash flows from the loan, including amounts recoverable from guarantees and collateral, discounted at the original effective interest rate of the impaired loan. As mentioned above, the provision for impaired loans also covers unidentified losses where there is objective evidence that a loss has been incurred to the loan portfolio at the balance sheet date. For more information on our international financial reporting treatment and provision with respect to our impaired loans, see note 2 to our financial statements beginning on page F-1.

As of December 31, 2001, 2002 and 2003, we had a total provision for impaired loans of Rmb 27.6 billion, Rmb 21.7 billion and Rmb 21.4 billion, respectively. Our loan write-off is subject to the approval of the Ministry of Finance.

Sources of Funds

In addition to our capital and capital reserves, we may obtain funds from a variety of sources, such as the issuance of Renminbi-denominated debentures and foreign currency-denominated bonds in the domestic and international capital markets, the receipt of on-lent foreign currency funds, and borrowings from foreign governments, international financial institutions, foreign commercial banks and foreign export credit agencies. Funds for our Renminbi loans and foreign currency loans are obtained from different sources.

Funding for Loans Denominated in Renminbi. Sources of funding for our Renminbi loans include:

•	our capital contributed by the Ministry of Finance, whether through budgetary appropriations or tax rebates,

•	debentures that we issue to domestic qualified institutional investors, and

•	construction bonds that we may issue pursuant to the Special Decree, to be guaranteed by the Ministry of Finance.

To date, we have made use of all of these sources except guaranteed construction bonds, but we may issue such bonds in the future and we will continue utilizing our other sources of financing for our Renminbi funds.

The following table sets forth the amounts of Renminbi funds obtained by us from each of our principal sources of funding during the periods indicated:

Sources of Funds for Renminbi Loans

	Year Ended December 31,
Source of Funds	2001	2002	2003
	(in millions of Rmb)
Debenture Issued to Domestic Qualified Institutional Investors	205,000	250,000	420,000
Capital Contributions by Ministry of Finance	1,891	1,601	950

Total	206,891	251,601	420,950

Our primary source of funds denominated in Renminbi has been the issuance of debentures to domestic banks, financial institutions and other domestic qualified institutional investors. At the beginning of each year, we propose to the People’s Bank of China a maximum amount of debentures to be issued during that year. The People’s Bank of China reviews the proposal based on our credit plan and our repayment obligations for that year. We issue our debentures to domestic qualified institutional investors through competitive bidding procedures. Our debentures cover a wide range of maturities from three months to 30 years. As of December 31,

2003, an aggregate principal amount of Rmb 1,041.6 billion was outstanding. Floating rates of our debentures range from one-year deposit rate plus 0.47% to 1.165%, and fixed interest rates of our debentures range from 2.1466% to 4.77%. In the event of a liquidity shortage, the People’s Bank of China will provide necessary short-term loans to us.

Funding for Foreign Currency Loans. We rely on five sources of funding for our loans denominated in foreign currencies, including:

•	foreign currency loans obtained from foreign governments, domestic and international financial institutions, foreign export credit agencies and foreign commercial banks, including short-term loans on the international interbank market,

•	on-lending of foreign exchange reserves of the PRC,

•	foreign currencies purchased with Renminbi,

•	our registered capital in foreign currency, and

•	the issuance of bonds denominated in foreign currencies in both domestic and international markets.

The following table sets forth the amounts of foreign currency funds that we obtained from each of our principal sources of funding during the periods indicated:

Sources of Funds for Foreign Currency Loans

	Year Ended December 31,
Source of Funds	2001	2002	2003
	(in millions of US$)
Issuance of Foreign Currency Bonds	—	—	500.0
International and Domestic Borrowings	910.4	1,031.0	1,506.0
Foreign Currencies Purchased with Renminbi	—	500.0	300.0
Registered Capital in Foreign Currency	43.8	—	155.0

Total	954.2	1,531.0	2,461.0

Fund Management

We maintain close relations with other international and domestic banks, financial institutions and development organizations and act as administrator for, or have made joint financing arrangements with, other international financial institutions in connection with a number of projects in China. We have also joined forces with commercial banks and private institutions in co-financing projects in China.

Pursuant to a Memorandum of Understanding between the PRC Government and the Government of the Swiss Confederation on the Creation of Project Financing Facility for Sino-Swiss Joint Ventures signed in October 1996, we, together with the Federal Office for Foreign Economic Affairs of Switzerland, established a Sino-Swiss Venture Capital Fund Management Co., Ltd. and a Sino-Swiss Partnership Fund. We own 67% of the equity of the fund management company. As of June 30, 2004, the fund had an aggregate amount of SWF 39.6 million. The purpose of the fund is to support joint venture projects and other cooperative projects between entities of China and Switzerland as well as other countries in the Organization of Economic Cooperation and Development, or OECD.

Other Activities

In addition to our lending activities, we have entered into informal business relationships with domestic and international banks and financial institutions and have established correspondent banking relationships with a number of foreign banks.

Interbank Cooperation and Correspondent Banking. In order to strengthen the PRC’s ties with international banks and develop foreign business relationships, we have established cooperative or informal relationships with a large number of foreign banks, securities companies and other financial institutions. These relationships provide an opportunity for us to share information and enter into foreign exchange transactions with these institutions. As of December 31, 2003, we had established correspondent banking relationships with 96 foreign banks, and had opened U.S. dollar, British pound, Euro, Hong Kong dollar, Canadian dollar, Swiss Franc, and Japanese yen accounts with leading foreign institutions.

Financial Services. In response to our customers’ growing need for financial services, we now provide clearance services, foreign exchange remittance, swaps and similar products. We have also acted as underwriter for corporate bond issuers in connection with their bond offerings at China’s securities market.

Cash Management. We also conduct interbank lending and borrowing and other short-term investments to cover our liquidity requirements.

We regularly attend the annual conference of the World Bank as a member of the Chinese delegation, and our personnel participate in conferences held by international financial organizations, visit foreign development banks and correspondent banks, and carry out business surveys and receive business training abroad. We also invite experts from leading foreign financial institutions to lecture at our bank on selected topics.

Debt Repayment Record

We have never defaulted in the repayment of principal of or interest on any of our obligations.

Subsidiary, Associate, Branches and Representative Offices

We have one subsidiary, Sino-Swiss Venture Capital Fund Management Co., Ltd., and one associate, Sino-Swiss Partnership Fund.

At present, we have 32 branch offices in Anhui, Beijing, Chongqing, Dalian, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hainan, Hebei, Henan, Heilongjiang, Hubei, Hunan, Inner Mongolia, Ningxia, Jiangsu, Jiangxi, Jilin, Liaoning, Qinghai, Shandong, Shanghai, Shanxi, Shan’xi, Shenzhen, Sichuan, Tianjin, Xinjiang, Yunnan and Zhejiang. We also have representative offices in Hong Kong, Ningbo, Qingdao and Xiamen. These local branch offices and representative offices, located near various project sites, enhance our ability to implement our credit management policies nationwide and to improve monitoring of the projects. We staff our branch offices and representative offices with technical experts appropriate for the operations conducted at the various locations.

Employees

At December 31, 2003, we had 4,224 full-time employees.

Properties

Our head office is located at 29 Fucheng Menwai Street, Xicheng District, Beijing. In addition to our head office, we, our subsidiary, branch offices, representative offices maintain offices located in premises owned or leased by us.

MANAGEMENT

Our operations are currently managed by a governor and four vice governors under the supervision of a board of supervisors. The governor functions as our chief executive, and the vice governors, who are each responsible for different areas of our operations, assist the governor in our operation and administration.

We are organized into 23 operational departments, including two project appraisal departments organized along industry lines, a credit risk management department, a credit administration department, an international finance department, a corporate lending department, an investment banking department, an asset restructuring and management department, a business development department, a treasury department, a finance and accounting department, an auditing department, a comprehensive planning department, a policy research department, a legal department, a personnel department, a supervision department, a general office, an operations center, and other departments charged with various support functions.

At present, we also have three functional committees composed of officers from our management and departments. These committes are: the credit committee, the asset liability management committee and the credit rating committee. They report to our governor.

Organizational Chart

STATE COUNCIL
Board of Supervisors
GOVERNOR
Four Vice Governors
Three Assistant Governors
Chief Compliance Officer
Chief Financial Officer
Chief Economist
Chief Auditor
FUNCTIONAL COMMITTEES
Credit Committee
Asset Liability Management Committee
Credit Rating Committee
OPERATIONAL DEPARTMENTS
Assets Restructuring & Management
Auditing
Business Development
Comprehensive Planning
Credit Administration
Credit Risk Management
Education & Training
Finance & Accounting
General Logistics
General Office
International Finance
Investment Banking
Corporate Lending
Legal
Operations Center
Personnel
Policy Research
Project Appraisal Admin.
Project Appraisal I
Project Appraisal II
Retired Staff
Supervision
Treasury
BRANCHES AND REPRESENTATIVE OFFICES
Beijing Banking Dept.
Anhui Branch
Chongqing Branch
Dalian Branch
Fujian Branch
Gansu Branch
Guangdong Branch
Guangxi Branch
Guizhou Branch
Hainan Branch
Hebei Branch
Heilongjiang Branch
Henan Branch
Hubei Branch
Hunan Branch
Inner Mongolia Branch
Jiangsu Branch
Jiangxi Branch
Jilin Branch
Liaoning Branch
Ningxia Branch
Qinghai Branch
Shaanxi Branch
Shandong Branch
Shanghai Branch
Shanxi Branch
Shenzhen Branch
Sichuan Branch
Tianjin Branch
Xinjiang Branch
Yunnan Branch
Zhejiang Branch
Hong Kong Rep. Office
Ningbo Rep. Office
Qingdao Rep. Office
Xiamen Rep. Office

Board of Supervisors. Our board of supervisors was established with the approval of the State Council and its functions are also subject to the regulation of the State Council. Pursuant to the Provisional Rules on Supervisory Boards at Key State-owned Financial Institutions adopted by the State Council, the main functions of our board of supervisors are:

•	to supervise our implementation of the PRC’s financial and economic laws and regulations,

•	to monitor our financial condition and examine our financial, accounting and operation records,

•	to monitor our results of operations, profit distribution and state-owned assets preservation, and

•	to monitor conduct of our senior management, and make recommendations on the compensation for, appointment or removal of our senior management members.

The State Council Provisional Rules on Supervisory Boards at Key State-owned Financial Institutions also provide that the board of supervisors should not intervene in our day-to-day operations. The chairman of our board of supervisors is appointed by the State Council and the other members of our board of supervisors are appointed with the approval of the China Banking Regulatory Commission in accordance with the Provisional Rules on Supervisory Boards at Key State-owned Financial Institutions. Our board of supervisors currently consists of six members as representatives of the Ministry of Finance, the China Banking Regulatory Commission, our bank and a designated PRC public accounting firm. Our board of supervisors reports directly to the State Council.

Governor and Vice Governors. Our articles of association assign to the governor the overall responsibility for the management of the bank, and further provide that the governor is responsible for presiding over governors’ meetings. The governors’ meetings are held regularly among the governor and the vice governors to address our business plans, policies, strategies and rules, the governor’s working reports, the approval of our fund raising plans and policy loans, our annual financial statements and other important matters that may arise from time to time. Our articles of association also provide for the establishment of functional departments within us, under the leadership of the governor. Responsibility for certain functional departments is allocated to the vice governors, acting under the overall authority of the governor.

Pursuant to our articles of association, the State Council appoints the governor and vice governors. The governor and the vice governors serve without fixed terms.

The present Governor and Vice Governors are as follows:

Mr. Chen Yuan — Governor. Prior to joining us in April 1998, Mr. Chen served as Vice Governor of the People’s Bank of China (1988-1998). Mr. Chen graduated in 1970 from Qinghua University Department of Automation. He received his master’s degree in industrial economics in 1981 from China Academy of Social Sciences.

Mr. Yao Zhongmin — Vice Governor. Prior to joining us in 1994, Mr. Yao served as Vice Governor, Henan Provincial People’s Government (1993-1994); President, People’s Construction Bank of China in Henan Province (1992-1993); and Vice President, People’s Construction Bank of China in Henan Province (1985-1992). Mr. Yao received his master’s degree in economics from Zhongnan Finance and Economics University.

Mr. Wang Yi — Vice Governor. Prior to joining us in January 1999, Mr. Wang served as Vice Chairman of China Securities Regulatory Commission (1995-1999) and Deputy Director General of the Office of the Securities Committee of the State Council. Mr. Wang graduated from Beijing University in 1982 with a B.A. degree. He received his master’s degree in modern history of China from Beijing University in 1984 and his Ph.D. degree in economics from Xinan University of Finance and Economics in 1996.

Mr. Liu Kegu – Vice Governor. Prior to joining us in 2002, Mr. Liu served as Assistance Governor and Vice Governor of the Liaoning Provincial Government (1996-2002), Director General of the Taxation Department of the Ministry of Finance (1994-1996), and Deputy Director General of the Tax System Reform Department of the Ministry of Finance (1990-1994). Mr. Liu graduated from China Renmin University in 1982 with a B.A. degree. He received his master’s degree in finance and Ph.D. degree in finance from Northeast Finance University.

Mr. Gao Jian – Vice Governor. Prior to joining us in 1998, Mr. Gao served as Director-General, State Debt Management Department of the Ministry of Finance (1994-1998), Deputy Director-General, State Debt Management Department of the Ministry of Finance (1990-1994), Deputy Director-General, Legal Department of the Ministry of Finance (1989-1990). He received his master’s degree in economics from Beijing Political Science and Law Institute in 1982 and his Ph.D. degree in public finance from the Fiscal Research Institute of the Ministry of Finance in 1991. He was a post-doctoral fellow in economics at Harvard University in 1998.

International Advisory Council

We have an international advisory council with 13 members from global economic, financial and political communities. The purpose of the international advisory council is to provide our management with strategic advice on world economic, financial and political events that may impact our development. The current members of our international advisory council are as follows:

Name	Position held
Mr. Raymond Barre	Former Premier of France

Mr. Paul Volcker	Former Chairman of Board of Governors of Federal Reserve System, USA

Mr. Lawrence Lau	Professor of Economic Development, Standford University, USA

Mr. Michel Francois-Poncet	Deputy Chairman of BNP Paribas, France

Mr. Peter W. Cooke	Former Associate Director and Head of Banking Supervision, Bank of England, Senior Advisor of PricewaterhouseCoopers

Mr. Tasuku Takagaki	Former Chairman of Board and Senior Advisor of the Bank of Tokyo-Mitsubishi, Japan

Mr. Uli Sigg	Former Ambassador of Switzerland to China, Switzerland

Mr. Hans W. Reich	Chairman of Board of Managing Directors, KfW, Germany

Mr. Ng Kee Choe	Former Deputy Chairman and Senior Advisor of Development Bank of Singapore

Mr. C. Fred Bergsten	Director of Institute for International Economics, USA

Mr. Maurice R. Greenberg	Chairman and CEO, American International Group (AIG), USA

Mr. Henry Kissinger	Former Secretary of the State, USA

Mr. Ewald Kist	Chairman of Board of ING Group

FINANCIAL ACCOUNTING MATTERS

Our accounts are not required to be examined by external auditors. However, we have engaged PricewaterhouseCoopers to audit our financial statements since 2001 in accordance with the International Standards on Auditing.

Our Department of Finance and Accounting prepares our annual financial statements (which consist of a balance sheet, income statement, statement of changes in owner’s equity and statement of cash flows) in accordance with the generally accepted accounting principles of China and submits them to our governor and board of supervisors for approval. These financial statements are then submitted to the Ministry of Finance for review and approval. The National Audit Office has authority to examine our accounting procedures at any time.

Our financial statements appearing in this prospectus beginning on page F-1 were prepared in accordance with International Financial Reporting Standards. The principal accounting policies are summarized in note 1 to our financial statements.

PEOPLE’S REPUBLIC OF CHINA

OVERVIEW

The People’s Republic of China is one of the world’s largest nations in terms of both land area and population. It was founded on October 1, 1949 and its capital is Beijing. Since its founding, the PRC has transformed itself from a largely agrarian, semi-feudal and semi-colonial society that existed prior to 1949, to a centralized economic and social system and, since 1978, to a more open and market-oriented socialist economy. In particular, the PRC government has embarked upon a series of market-oriented economic reforms since 1978 designed to:

•	remove price controls;

•	reduce government subsidies;

•	encourage private and foreign investments;

•	expand the role of privately owned enterprises in China’s economy;

•	liberalize foreign trade;

•	improve China’s social welfare system;

•	ease capital inflows and outflows;

•	strengthen China’s financial system; and

•	rationalize China’s tax system.

In addition to these economic reforms, the PRC government has also made significant efforts to restructure its government systems.

China’s real gross domestic product, or GDP, has grown by an average annual rate of 8.0% from 1998 to 2003, and in 2003, according to statistics released by the International Monetary Fund, China’s GDP at current exchange rates was the seventh largest in the world. At the end of 2003, China’s foreign exchange reserves totaled US$403.3 billion. In 2003, China’s annual trade volume reached US$851.2 billion, the fourth largest in the world.

Geography

China is situated in the eastern part of Asia and borders Russia, Mongolia, Kazakhstan and Kyrgyzstan to the north, Tajikistan, Afghanistan, Pakistan, India, Nepal and Bhutan to the west, Myanmar, Laos and Vietnam to the south, and North Korea and the Pacific Ocean to the east. China extends approximately 3,400 miles from north to south and 3,200 miles from east to west, occupying a territory of approximately 3.7 million square miles, or one-fifteenth of the world’s total land area. In terms of land mass, China is the third largest country in the world behind Russia and Canada.

China has a widely varied topography, with mountain ranges and highlands located generally in the west and plains and river basins located generally in the east. There are three principal river basins in eastern China: the Yellow River in the north, the Yangtze River in central China and the Pearl River in the south, each of which supports intensive agricultural, industrial and transportation activities. At the end of 2003, China had total arable land of 130.0 million hectares, or approximately 13.5% of its total area, and forestation of 158.9 million hectares, or approximately 16.6% of its total area.

China extends over tropical, subtropical, temperate and arctic zones. However, most of China’s land mass and population are located in the temperate zone.

Population

China’s total population was approximately 542 million in 1949, and increased to approximately 1,292.3 million at the end of 2003, making China the world’s most populous country. Industrialization and urbanization led to a large increase in China’s urban population from approximately 10.6% of its total population in 1949 to approximately 40.5% at the end of 2003. In terms of population, China’s three largest cities are Chongqing (with 31.3 million people) in the west, Shanghai (with 17.1 million people) in the east, and Beijing (with 14.6 million people) in the north.

The increase in China’s population has placed significant demands on its economy that have been difficult to satisfy in areas such as housing, education, social welfare, public transportation and employment. In order to control population growth, the government has adopted a policy of family planning and generally permits each couple to have only one child. This policy has contributed to the decline in the annual rate of population growth from 3.3% in 1963 (the highest annual growth rate since 1949) to 0.60% in 2003. At the end of 2003, people under 15 years of age represented approximately 22.1% of the total population of China, people from 15 to 64 years of age represented approximately 70.4%, and people from 65 years of age and older represented approximately 7.5% of the total population of China. The average age of the PRC population is expected to increase as a result of the lower population growth rate and the increased average life expectancy (71.4 years in 2003 compared to 36 years in 1949), which has primarily resulted from improved medical care and other factors.

Government Structure

China has one of the world’s oldest civilizations, with its origins in the second millennium B.C. The first unified Chinese state was established in approximately 200 B.C. under the Qin Dynasty. After the Opium War in 1840, Imperial China was transformed gradually to a semi-colonial and semi-feudal country. In 1911, a revolution led by Dr. Sun Yat-Sen overthrew the Qing Dynasty, the last dynasty in China, and established the Republic of China. On October 1, 1949, after a revolutionary struggle lasting dozens of years, the Communist Party of China founded the People’s Republic of China.

The following chart shows the current organization of China’s government system.

Levels of Governmental Administration

China’s government is organized in accordance with its Constitution. The highest level of governmental administration is the central government. The next level consists of the provincial government in each of China’s

23 provinces, five autonomous regions (Guangxi, Inner Mongolia, Ningxia, Tibet and Xinjiang), four municipalities directly under the administration of the central government (Beijing, Chongqing, Shanghai and Tianjin) and two special administrative regions (Hong Kong and Macau). Below the provincial level, there are over 2,861 municipal and county governments and numerous townships

The National People’s Congress

The National People’s Congress is the highest government authority. The National People’s Congress is currently composed of 2,716 deputies elected from provinces, autonomous regions, special administrative regions and the four municipalities, and 268 deputies elected by the armed forces. The National People’s Congress normally convenes once every year in March and delegates many of its day-to-day responsibilities to a Standing Committee, which currently has 156 members. The Standing Committee meets regularly throughout the year and exercises legislative functions conferred by China’s Constitution. Statutes adopted by the National People’s Congress and its Standing Committee preempt laws enacted by lower level people’s congresses. Both deputies to the National People’s Congress and members of its Standing Committee are elected for a term of five years and may be re-elected. Any incumbent chairman and vice chairman of the Standing Committee may not serve more than two five-year terms.

The principal functions and powers of the National People’s Congress include:

•	enacting legislation;

•	amending, interpreting and supervising the enforcement of China’s Constitution;

•	reviewing and approving the government’s national economic and social development program and the state budget;

•	approving the establishment of provinces, autonomous regions, municipalities and special administrative regions; and

•	deciding on issues relating to war and peace.

Lower level people’s congresses are also established in provinces, autonomous regions, the four municipalities, counties, other cities, municipal districts and townships. These congresses are the highest local governmental authorities in their respective local jurisdictions. Local people’s congresses at and above the county level generally delegate many of their day-to-day responsibilities to their standing committees.

Chinese People’s Political Consultative Conference

The Chinese People’s Political Consultative Conference is an advisory and consultative body. It is not an organ of the government. The political consultative conference exists at each level of the government except for the township level and the special administrative regions. The Chinese People’s Political Consultative Conference currently consists of 2,233 delegates from the Communist Party of China, other political parties, individuals unassociated with any political party, and representatives from ethnic groups. The consultative body at the national level convenes once every year, typically right before the meeting of the National People’s Congress.

President

The President of China serves as the country’s head-of-state. The President is elected by the National People’s Congress for a term of five years and an incumbent President may not serve more than two five-year terms.

The President’s main functions and powers include:

•	putting formally into effect statutes adopted by the National People’s Congress;

•	appointing and removing the Premier and principal members of the State Council in accordance with the decisions of the National People’s Congress or its standing committee;

•	receiving credentials from foreign diplomatic representatives;

•	conferring national medals and titles of honor; and

•	proclaiming state of war or peace.

State Council

The State Council is the highest institution of government administration and is responsible to the National People’s Congress. The State Council consists of a Premier, Vice Premiers, State Councilors, ministers in charge of ministries and commissions, an Auditor-General and a Secretary-General. The Premier has overall responsibility for the State Council and the execution of the executive functions of the central government. The Premier, Vice Premiers and State Councilors are elected by the National People’s Congress for a term of five years and any incumbent may not serve more than two five-year terms.

The State Council’s principal functions and powers include:

•	adopting administrative measures, enacting administrative rules and regulations and issuing decisions and orders in accordance with China’s Constitution and statutes;

•	submitting proposals to the National People’s Congress or its standing committee;

•	exercising leadership over the central government ministries and commissions and local government administrative bodies;

•	drawing up and implementing national economic and social development programs and the state budget; and

•	directing all other matters of government administration, including the exercise of general oversight over ministries and commissions responsible for economic affairs, education, sciences, culture, civil affairs, public security, foreign affairs and national defense.

Central Military Commission

The Central Military Commission, with eight members, directs China’s armed forces. The chairman of the Central Military Commission is elected by, and is responsible to, the National People’s Congress. The term of service of each member of the Central Military Commission is five years and may be extended through re-election.

People’s Courts

The people’s courts are the judicial bodies responsible for the administration of justice for civil, criminal, economic and administrative cases. The Supreme People’s Court is the highest judicial body and supervises the administration of justice by local people’s courts and specialized courts. The Supreme People’s Court is responsible to the National People’s Congress and its standing committee. The president of the Supreme People’s Court is elected by the National People’s Congress for a term of five years and an incumbent president may not serve more than two five-year terms.

People’s Procuratorates

The people’s procuratorates are responsible for the exercise of prosecutorial power and for the legal supervision of government administrative bodies. The Supreme People’s Procuratorate is the highest body within the procuratorate system and supervises public prosecution work by local people’s procuratorates. The Supreme

People’s Procuratorate is responsible to the National People’s Congress and its standing committee. The Procurator-General is elected by the National People’s Congress for a term of five years and an incumbent Procurator-General may not serve more than two five-year terms.

Current Government Leadership

In March 2003, the Tenth National People’s Congress elected a new leadership for the Chinese government. The following table presents China’s current principal leaders.

Name	Age	Position
Mr. Hu Jintao	61	President of China and Vice Chairman of the Central Military Commission

Mr. Wu Bangguo	63	Chairman of the Standing Committee of the National People’s Congress

Mr. Wen Jiabao	61	Premier of the State Council

Mr. Jia Qinglin	64	Chairman of the Chinese People’s Political Consultative Conference

Consultative Conference

In addition, the Tenth National People’s Congress elected Mr. Xiao Yang as president of the Supreme People’s Court, Mr. Jia Chunwang as Procurator-General of the Supreme People’s Procuratorate and Mr. Jiang Zemin as Chairman of the Central Military Commission.

Governing Party

The Communist Party of China has been the governing political party in China since 1949 and, under its leadership, as provided by China’s Constitution, a multi-party cooperative and political consultative system has continued to exist and develop. The Communist Party of China is led by a National Party Congress, which meets once every five years in plenary sessions, and by its Central Committee, which meets at least once every year. The Central Committee implements resolutions by the National Party Congress and elects a General Secretary and a Political Bureau, which is managed by a nine-member Political Bureau Standing Committee.

In November 2002, the National Party Congress elected a new leadership. Many of the party’s leaders also serve in the government. Mr. Hu Jintao was elected the General Secretary of the Communist Party of China, the Vice Chairman of the Central Committee Military Commission of the Communist Party of China and a member of the Political Bureau Standing Committee. Messrs. Wu Bangguo, Wen Jiabao and Jia Qinglin were also elected members of the Political Bureau Standing Committee. In addition to these individuals, the Political Bureau Standing Committee includes Messrs. Zeng Qinghong, Huang Ju, Wu Guanzheng, Li Changchun and Luo Gan. Mr. Jiang Zemin, the party’s previous General Secretary, was elected Chairman of the Central Committee Military Commission.

Government Reorganization

In March 1998, the government announced plans to streamline its agencies in order to facilitate the transformation of the Chinese economy from a centrally planned economy to a market-oriented economy. The central government believes this restructuring will enhance its efficiency by further separating economic and social functions from governmental functions. As a result, the number of central government ministries and commissions was reduced from 40 to 29, the central government’s staff was reduced by 50%, more than 200 central government functions were transferred to commercial enterprises, intermediary institutions and local authorities, and about 100 central government functions were reallocated among surviving central government agencies. In addition, more than 200 central government agencies were abolished. In February 2001, the central government further eliminated nine bureaus under the State Economic and Trade Commission. According to the

government’s plan, local governments commenced similar restructuring efforts in the first half of 2000. These local government restructuring efforts are still ongoing. Re-education programs and employment training programs have been set up for government employees made redundant as a result of the government restructuring.

Since 1998, China has also taken steps to phase out involvement in business activities by the military, the police and other law enforcement departments. The purpose of this initiative was to provide greater equality of opportunity for all market participants in the economy and to reduce irregular market activities by military and law enforcement entities. Pursuant to the central government pronouncements, the State Economic and Trade Commission was put in charge of the transfer of such ownership interests and assets with the assistance of various other government agencies. By February 1999, the government completed the initial phase of such transfers. Since that time, enterprises formerly affiliated with the law enforcement departments have been undergoing an in-depth restructuring.

The government has also further separated governmental functions from business management by no longer permitting ministries and government agencies to engage in commercial operations. The initial transfer of ownership interests and assets from such ministries and government agencies has already been completed at the central government level. In 1999, local governments began to conduct a similar separation process.

In connection with the government reorganization, the State Council established a number of new departments to enhance the government’s oversight of the economy, including the China Banking Regulatory Commission to regulate the country’s banking industry, the Ministry of Commerce to regulate domestic and foreign trade, the China Insurance Regulatory Commission to supervise the country’s insurance industry, the State Food and Drug Supervision Bureau to oversee the country’s food and drug industry and the China Power Regulatory Commission to supervise the country’s power industry.

In July 2004, the Administrative Licensing Law of the PRC came into effect. This law aims at improving efficiency in government administration by eliminating various unnecessary licensing requirements. According to this law, administrative licensing requirements may be imposed only in accordance with regulations and decisions of the State Council or the rules promulgated by local governments at the provincial level.

Legal System

China’s legal system is a civil law system based on written statutes. Decided cases generally do not constitute binding precedents, although such cases are sometimes referred to for guidance. Though China is still in the process of developing a comprehensive system of laws, a significant number of laws and regulations dealing with general economic matters, foreign investment, protection of intellectual property, taxation, technology transfer and trade have been promulgated since the start of China’s economic reform program in 1978. China’s Constitution specifically permits foreign investment and provides for protection of the lawful rights and interests of foreign investors in China. China’s Constitution was amended in 1988 and 1993 to provide for a “socialist market economy” and was further amended in March 1999 to recognize at the constitutional level that private ownership is an important part of China’s socialist market economy and that private rights and interests are protected by law. The 1999 amendment also provided that China be governed by the rule of law. China’s Constitution was further amended in March 2004. The 2004 amendment to China’s Constitution encourages the development of the private sector in China’s economy, promotes protection of private property, introduces a new requirement for the establishment of a comprehensive social security system and calls for respect for, and protection of, human rights.

All statutes in China are promulgated by the National People’s Congress and its standing committee. The State Council, acting by itself or through its ministries or commissions, and people’s congresses at the provincial levels are also vested with the power to promulgate rules and regulations which have the force of law.

The principal statute governing the judicial system is the Law Concerning the Organization of the Judicial System, which took effect in July 1979 and which was amended in September 1983. The principal statute governing civil relations, including business transactions, is the General Principles of the Civil Code, enacted in April 1986. The Civil Code is divided into seven broad categories: general principles, civil law, contract, property, civil liability, remedies and special provisions governing foreign economic relations. The current main statute governing civil procedure is the Law on Civil Procedure, which took effect in April 1991.

All foreign individuals, enterprises and other entities are given the same rights and obligations as PRC individuals, enterprises and other entities in instituting or defending proceedings in courts. If, however, the rights and obligations of PRC individuals, enterprises or other entities to institute or defend legal proceedings are subject to any restriction in a foreign jurisdiction, then reciprocal restrictions may be imposed by PRC courts on the rights and obligations of the individuals, enterprises and other entities of such jurisdictions to institute or defend legal proceedings in China.

All civil cases are decided by the court on the basis of a majority vote of the judges sitting on a case and are subject to a two-tier procedure, with cases heard by a court of first instance, subject to review by appellate courts. Courts are divided into four levels: the Supreme People’s Court at the national level, the High People’s Courts at the provincial level, the Intermediate People’s Courts below the provincial level and the Elementary People’s Courts at the county level. Each level contains a criminal division, a civil division, an economic division and an administrative division. The Supreme People’s Court, the High People’s Courts and the Intermediate People’s Courts each also have an intellectual property division. In addition, there are a number of maritime courts across China with jurisdiction over maritime matters. The Supreme People’s Court is the highest court in China and is responsible for supervising all other courts.

If a PRC court is asked to recognize or enforce a judgment or ruling given by a foreign court, such judgment or ruling will be recognized and enforced only where there is an applicable international treaty or other arrangement or basis for reciprocal enforcement of judgments between China and the country of the foreign court. The enforcement of such foreign judgment or ruling, however, may not violate national security, state sovereignty or the basic principles of the laws of China, nor contradict public policy of China. China does not have such a treaty or other arrangement with the United States.

Foreign arbitral awards may be enforced in China pursuant to international treaties to which China is a party, most importantly the Convention on the Recognition and Enforcement of Foreign Arbitral Awards, to which China acceded in 1987. Applications for enforcement in China are handled in accordance with the Law on Civil Procedure, which provides that an application for enforcement must be submitted to the Intermediate People’s Court of the place where the party against whom the enforcement is sought is domiciled or where such party’s property is located.

The Arbitration Law of China, which became effective on September 1, 1995, is applicable to trade disputes involving foreign parties. Under the Arbitration Law, the parties involved in such a dispute may, pursuant to their arbitration agreement, submit their dispute before an arbitration committee constituted in accordance with the Arbitration Law. The China International Economic and Trade Arbitration Commission, or CIETAC, established in Beijing under the auspices of the China Council for the Promotion of International Trade, is a major domestic arbitration organization in China charged with arbitrating foreign-related disputes. CIETAC’s arbitration rules provide that it has jurisdiction over “contractual and non-contractual economic, trade and other disputes” under an arbitration agreement selecting CIETAC as the venue for arbitration. The CIETAC rules provide that an award rendered by it is final and binding on the parties. The Law on Civil Procedure also provides that a Chinese court may refuse to enforce a final award of CIETAC only if there are certain procedural errors relating to CIETAC’s jurisdiction over a given dispute or the failure by an arbitration tribunal to abide by the CIETAC rules. In addition, a Chinese court may refuse to enforce the award if the court determines that enforcing the award would be against public interest. Foreign-related maritime disputes are arbitrated by the China Maritime Arbitration Commission pursuant to arbitration rules formulated in line with the Arbitration Law.

Foreign Relations

As of June 30, 2004, China had established diplomatic relations with over 166 countries and trade relations with over 230 countries and regions, more than 80 of which have signed trade agreements with China.

Although China has had and continues to have territorial disputes with its neighboring countries, it has successfully resolved some of these territorial disputes and believes that it can successfully resolve its outstanding territorial disputes by peaceful means.

International Organizations

China is a permanent member of the United Nations Security Council (along with France, Russia, the United Kingdom and the United States). China is also a member of many other international organizations, including the World Trade Organization, the International Monetary Fund, the World Bank Group, the Asian Development Bank, the African Development Bank, and the Asia-Pacific Economic Co-Operation forum.

China became a member of the World Trade Organization, or WTO, on December 11, 2001, but the implementation of its WTO commitments is generally subject to a five-year phase-in period. The government believes that China’s entry into the WTO has brought both opportunities and challenges to the country. See “—PRC Foreign Trade and Balance of Payments — World Trade Organization.”

Hong Kong and Macau

China resumed its sovereignty over Hong Kong on July 1, 1997 and over Macau on December 20, 1999. China applies a policy of “one country, two systems” to Hong Kong and Macau. The National People’s Congress has incorporated this policy into the Basic Law of the Hong Kong Special Administrative Region and the Basic Law of the Macau Special Administrative Region. These Basic Laws, as quasi-constitutions for Hong Kong and Macau, allow them to maintain their own legislative, executive and judicial systems and full economic autonomy for the 50 years following the transfer of sovereignty back to China. Both Hong Kong and Macau have their own financial regulatory authorities and legal currencies, and manage their own foreign exchange reserves.

Taiwan

Taiwan is a province of China. The government has reiterated its policy to unify Taiwan with the rest of China.

PRC ECONOMY

Overview

Since the start of its economic reforms in 1978, China has been transitioning from a centrally planned economy to a market-oriented economy. In particular, the central government has implemented reforms designed to remove price controls, reduce government subsidies, separate government from business management and commercial activities, encourage private and foreign investment, diversify and privatize ownership in the public sector of the economy, liberalize foreign trade, ease capital transfers, strengthen its financial system, improve its social welfare system and rationalize its tax system. As a result of these developments, China’s real GDP has grown by an average annual rate of 8.0% from 1998 to 2003.

The main participants in China’s economy are state-owned enterprises (which include enterprises wholly owned or otherwise controlled by the state), collectively owned enterprises, privately owned enterprises, and foreign-invested enterprises. Due to the rapid growth of the private sector in recent years, the contribution to the national economy by state-owned enterprises has declined. However, state-owned enterprises still dominate the country’s key industries and employ a significant portion of China’s urban work force.

During the first quarter of 2004, China’s economy witnessed a 9.7% growth in GDP. In order to prevent China’s economy from becoming overheated, the government took measures to control money supply, credit availability, and fixed assets investment. At the same time, the government continued to rationalize China’s economic structure by encouraging investments in bottleneck industries, such as energy and transportation, and by stimulating domestic consumption. The government has also continued to encourage development of China’s service industry and agriculture. The government’s goal is to achieve a balanced and sustainable growth of China’s economy.

Government Economic Objectives

The government manages the country’s economy through five-year economic and social development plans. Each five-year plan establishes the general framework of the country’s agricultural, industrial, financial and other economic and social policy during the five-year period. Although the central government’s plans provide the guidelines for overall economic development, local governments have considerable autonomy with respect to the development of some sectors.

In March 2001, the National People’s Congress approved the country’s tenth five-year plan, which covers the period from 2001 to 2005. This plan calls for doubling the country’s GDP by the year 2010 (over that of 2000) and achieving an average annual growth rate of 7.0%. In addition, the tenth five-year plan includes the following objectives:

•	increase international competitiveness of China’s economic institutions through measures such as reorganization, merger or public listing of its state-owned enterprises;

•	strengthen China’s technological innovation by supporting education and research and development;

•	keep China’s registered urban unemployment rate at approximately 5.0%;

•	develop China’s western regions by improving basic infrastructure and other programs; and

•	improve China’s foreign investment environment in line with China’s WTO commitments.

In March 2004, the National People’s Congress approved the economic development plan proposed by the State Council for 2004. This plan includes the following objectives:

•	increase rural income and promote grain and agricultural output;

•	adjust the use of proceeds from issuance of treasury bonds to promote economic structural adjustment and sustainable development;

•	adjust and optimize industrial structures;

•	carry out a pro-active employment policy and continue to boost household consumption and improve living standards;

•	increase fiscal revenue and reduce fiscal expenditure;

•	coordinate inter-regional economic development across China;

•	promote stable growth of foreign trade and further improve the utilization quality of foreign investments;

•	promote sustainable development with due consideration of population, resources and the ecological environment; and

•	promote development of science, technology and education.

The government designed these development plans on the basis of its assumptions and estimates of future events and developments, including the state of overall economic and social developments in China. Therefore, the objectives, goals and targets contained in the plans are subject to uncertainties beyond China’s control. The government may also adjust its plans if actual developments materially deviate from its previous assumptions and estimates. At present, factors likely to adversely affect China’s economy include, among others:

•	difficulty in raising rural income and any significant reduction of grain production;

•	unemployment;

•	wealth disparity and increasing financial difficulty faced by low income families in urban and suburb areas;

•	resources and investments misallocation in certain sector of the economy;

•	unbalanced economic structure and investments;

•	economy growth disparity between the eastern coastal area and other areas in the country;

•	uncoordinated development between economy and social environment; and

•	market disorder, inefficient credit system and periodic accidents due to lack of safety measures.

Major Economic Indicators

Over the years, China has experienced significant economic growth, largely as a result of the government’s post-1978 economic reforms. During the six-year period from 1998 to 2003, China’s GDP growth rate averaged 8.0%. In 2003, China’s GDP grew 9.1% from 2002 to Rmb 11,689.8 billion. In China’s urban areas, per capita disposable income in 2003 increased 9.0% over the previous year to Rmb 8,472.2, while per capita net income in China’s rural areas increased 4.3% over the previous year to Rmb 2,622.2.

The following table sets forth selected annual data relating to the PRC economy for the periods indicated.

Major Economic Indicators

	1999	2000	2001	2002	2003
GDP (in billions of Rmb)(1)	8,206.8	8,946.8	9,731.5	10,517.2	11,689.8
Population (in millions)	1,257.9	1,267.4	1,276.3	1,284.5	1,292.3
Per Capita GDP (in Rmb)	6,551.0	7,086.0	7,651.0	8,214.0	9,073.0
Exports (in billions of US$)	194.9	249.2	266.1	325.6	438.2
Imports (in billions of US$)	165.7	225.1	243.6	295.2	412.8
Current Account Balance (in billions of US$) (year end)	21.1	20.5	17.4	35.4	45.9
Foreign Exchange Reserves (in billions of US$) (year end)(1)	154.7	165.6	212.2	286.4	403.3
Total Industrial Gross Output Value (in billions of Rmb)(1)	7,270.7	8,567.4	9,544.9	11,077.6	14,148.1
Total Agricultural Gross Output Value (in billions of Rmb)(1)	2,451.9	2,491.6	2,618.0	2,739.1	2,969.2
Rate of Inflation	(1.4)%	0.4%	0.7%	(0.8)%	1.2%

(1)	Calculated at current prices.

Sources:	China Statistical Abstract of 2004, the National Bureau of Statistics of China; Annual Reports of the People’s Bank of China of 2002 and 2003, the People’s Bank of China.

The following table presents the amounts contributed to GDP by major sectors of the PRC economy on an annual basis for the periods indicated.

GDP by Economic Sector

	1999	2000	2001	2002	2003	Percentage of 2003 GDP
	(in billions of Rmb, except for percentages)
Primary Sector(1)	1,447.2	1,462.8	1,541.2	1,611.7	1,709.2	14.6%
Secondary Sector(2)
Industry	3,508.7	3,904.7	4,237.5	4,597.5	5,296.3	45.3
Construction	547.1	588.8	637.5	700.5	816.8	7.0

Subtotal	4,055.8	4,493.5	4,875.0	5,298.0	6,113.1	52.3
Tertiary Sector(3)	2,703.8	2,990.5	3,315.3	3,607.5	3,867.5	33.1

Total	8,206.8	8,946.8	9,731.5	10,517.2	11,689.8	100.0%

(1)	Includes farming, animal husbandry, fishery and forestry.
(2)	Includes mining, manufacturing and energy production and supply.
(3)	Includes all other segments of the economy, including transportation, posts and telecommunications, retail sales, real estate, financial services, insurance, education, tourism, entertainment and other services.

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The following table presents the annual real GDP growth rates in percentages by economic sector for the periods indicated.

Real GDP Growth Rates by Economic Sector

	1999	2000	2001	2002	2003
GDP	7.1%	8.0%	7.5%	8.3%	9.1%
Primary Sector	2.8	2.4	2.8	2.9	2.5
Secondary Sector	8.1	9.4	8.4	9.8	12.6
Tertiary Sector	7.7%	8.1%	8.4%	8.7%	6.6%

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The following table presents selected annual data relating to the composition of gross domestic expenditures for the periods indicated.

Gross Domestic Expenditures (GDE)

	1999	2000	2001	2002	2003	Percentage of 2003 GDE
	(in billions of Rmb, except for percentages)
Resident Consumption	3,933.4	4,289.6	4,589.8	4,853.5	5,228.0	43.2%
Public Consumption	1,038.8	1,170.5	1,302.9	1,383.0	1,477.1	12.2
Fixed Assets Investment	2,947.6	3,262.4	3,681.3	4,216.8	5,188.2	42.8
Inventories	122.6	(12.4)	64.8	18.7	1.9	0.0
Net Exports	224.9	224.0	220.5	279.4	215.2	1.8

Total	8,267.3	8,934.1	9,859.3	10,751.4	12,110.4	100.0%

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

Net exports of goods and services in 2003 accounted for approximately 1.8% of China’s GDP calculated on the basis of the expenditure approach. Resident consumption and fixed assets investment in 2003 accounted for approximately 43.2% and 42.8% of China’s GDP, respectively, calculated on the same basis. During the five-year period from 1999 to 2003, public consumption and fixed assets investment grew significantly.

China has one of the highest rates of savings in the world measured as a percentage of GDP. At the end of 2003, the total amount of household savings in both domestic and foreign currencies held by financial institutions in China (including foreign-funded institutions) was Rmb 11,069.5 billion.

Primary Sector

The primary sector includes farming, animal husbandry, fishery, forestry and related businesses. In 2003, it constituted approximately 14.6% of China’s total GDP and its growth rate was 2.5% over the previous year. The GDP of the primary sector increased from Rmb 1,447.2 billion in 1999 to Rmb 1,709.2 billion in 2003, but its share in China’s total GDP declined from approximately 17.6% to approximately 14.6% over the same period. This decline was due to relatively rapid growth in the country’s secondary and tertiary sectors as well as a decrease in the farming sector as a result of growing urbanization. From 1998 to 2002, the number of people employed by the primary sector, as a percentage of China’s total work force, remained at approximately 50%. At the end of 2003, the number of people employed by the primary sector was 365.5 million.

Agriculture remains a top priority in the government’s development plans, as it not only is the basic lifeline of China’s economy, but also supports China’s vast rural population. When the government initiated its economic reforms in 1978, it established a “household contract responsibility system” for the country’s farming population. Under this system, land formerly managed by agricultural collectives were contracted to farmers on a household basis for original terms of 15 to 25 years, renewable upon expiration. The farmers are obligated to sell a certain portion of their output to the state at prices set by the government, but may sell the excess in the open market. The household contract responsibility system has stimulated farm production and resulted in significant increases in grain and other agricultural output. Current government plans continue to call for increased investments in agriculture and further reform of the markets for agricultural produce. Recent measures taken by the government include:

•	adjustment of agricultural and rural economic structure;

•	further restructuring of grain trading system;

•	increased investment in agricultural sector;

•	continued introduction of agricultural science and technology; and

•	continued reform of rural taxes and charges.

The government has abolished taxes on special agricultural products except for tobacco. In 2004, the government has indicated that it has also decided to reduce agricultural tax rates gradually by an annual reduction of not less than 1% from 2004 and abolish this tax within five years. Various government-sponsored programs are designed to commercialize China’s agricultural sector, diversify employment opportunities in rural areas and assist rural migration to urban areas. Annual per capita net income for rural households in China has increased from Rmb 2,162.0 in 1998 to Rmb 2,622.2 in 2003.

The following table sets forth a breakdown of the annual gross output value of China’s primary sector for the periods indicated.

Gross Output Value of Primary Sector

	1999	2000	2001	2002	2003
	(in billions of Rmb)
Farming	1,410.6	1,387.4	1,446.3	1,493.2	1,487.0
Animal Husbandry	699.8	739.3	796.3	845.5	953.9
Fishery	252.9	271.3	281.5	297.2	313.8
Forestry	88.6	93.7	93.9	103.4	124.0

Total	2,451.9	2,491.6	2,618.0	2,739.1	2,969.2

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The following table sets forth the annual real growth rates of the major primary sector components based on gross output value for the periods indicated.

Real Growth Rate in Primary Sector Gross Output Value

	1999	2000	2001	2002	2003
Farming	4.3%	1.4%	3.6%	3.9%	0.5%
Animal Husbandry	4.6	6.3	6.3	6.0	7.3
Fishery	7.2	6.5	3.9	6.1	5.3
Forestry	3.2	5.4	0.2	7.1	6.9
Overall Growth	4.7%	3.6%	4.2%	4.9%	3.9%

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

Secondary Sector

The secondary sector is composed of industry, including mining, manufacturing and energy production and supply, and construction. In 2003, the secondary sector constituted approximately 52.3% of China’s total GDP and its growth rate was 12.6% over the previous year. The secondary sector’s GDP increased from Rmb 4,055.8 billion in 1999 to Rmb 6,113.1 billion in 2003, and its share in China’s total GDP increased from approximately 49.4% to approximately 52.3% over the same period. This increase reflected growth in the country’s secondary sector as a result of China’s recent economic developments. From 1999 to 2003, the number of people employed by the secondary sector, as a percentage of the total work force, decreased from 23.0% to 21.6%, or from 164.2 million to 160.8 million.

Industry

State-owned enterprises, including state-controlled enterprises, accounted for approximately 38.5% of China’s industrial gross output value in 2003, compared to approximately 48.9% in 1999. While the growing importance of other forms of enterprise ownership, such as privately owned enterprises, has led to a relative decline in the contribution to GDP by state-owned enterprises, these enterprises remain dominant in many industrial sectors, including heavy industry, telecommunications, energy and petrochemicals.

The non-state-owned sector has grown relatively rapidly over the years. During the five-year period from 1999 to 2003, the industrial gross output value of the non-state-owned sector grew from approximately Rmb 3,715.4 billion to approximately Rmb 8,701.1 billion. In 2003, the industrial gross output value of the non-state-owned sector accounted for approximately 61.5% of China’s total industrial gross output value compared to 51.1% in 1999.

The following table sets forth the annual real growth rates in percentages in industrial gross output value for the periods indicated.

Real Growth Rate in Industrial Gross Output Value

	1999	2000	2001	2002
State-owned Enterprises	8.8%	9.6%	7.8%	8.2%
Collectively Owned Enterprises	1.3	(3.9)	(16.2)	(5.8)
Privately Owned Enterprises	(21.1)	60.9	68.4	48.6
Other(1)	35.4	31.8	25.1	27.3
Overall Growth	12.5%	16.9%	14.6%	18.2%

(1)	Includes foreign-invested enterprises and enterprises of other forms of ownership, some of which may be controlled by the state.

Sources:	China Statistical Yearbook of 2000, China Statistical Abstract of 2004, the National Bureau of Statistics of China; the Ministry of Finance.

The annual overall real growth rate in industrial gross output value for 2003 was 27.2%. Breakdown information for 2003 is not available.

The following table presents annual data pertaining to industrial gross output value by ownership and industry type for the periods indicated. Some data for 2003 is not available.

Industrial Gross Output Value by Ownership and Industry

	1999	2000	2001	2002	2003
	(in billions of Rmb)
Ownership Type(1)
State-owned Enterprises(2)	3,557.1	4,055.4	4,240.8	4,517.9	5,440.7
Collectively Owned Enterprises	1,241.4	1,190.8	1,005.2	961.9	1,028.3
Privately Owned Enterprises	324.5	522.0	876.1	1,295.1	N/A
Other(3)	3,483.2	4,838.9	5,940.6	7,093.6	N/A

Total	7,270.7	8,567.4	9,544.9	11,077.6	14,148.1

Industry Type(1)
Light Industry Using Farm Products as Raw Materials	1,893.1	2,107.0	2,360.5	2,714.1	N/A
Using Non-Farm Products as Raw Materials	1,158.4	1,302.5	1,403.2	1,621.5	N/A

Subtotal	3,051.5	3,409.5	3,763.7	4,335.6	5,049.3

Heavy Industry Manufacturing	2,131.3	2,529.1	2,912.7	3,538.9	N/A
Raw Materials	1,664.0	2,088.9	2,334.7	2,615.6	N/A
Mining and Excavation	423.9	539.9	533.9	587.7	N/A

Subtotal	4,219.2	5,157.9	5,781.2	6,742.1	9,098.9

Total	7,270.7	8,567.4	9,544.9	11,077.6	14,148.1

(1)	Includes only enterprises with independent accounting systems that are regarded as separate economic units. For example, enterprises owned by government ministries that do not keep separate accounts and subsidiaries of enterprises not involved in the relevant industry type are excluded from this presentation.
(2)	Includes state-controlled enterprises with private equity from minority shareholders.
(3)	Includes foreign-invested enterprises, Hong Kong, Macau and Taiwan invested enterprises and enterprises of other forms of ownership, such as cooperative enterprises, joint ownership enterprises, limited liability corporations and share holding enterprises, some of which may be controlled by the state. Numbers under this item may overlap with those under the item entitled “State-owned Enterprises” above.

Sources:	China Statistical Yearbooks of 2000, 2001 and 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

In 2003, industrial production recorded the fastest annual growth since 1995. Among other causes, growth in heavy industry contributed 65.5% of the industrial growth. Four major sectors across industries, electronic communication equipment manufacturing, transportation equipment manufacturing, electric machinery and supplies manufacturing, metallurgy and chemical industry, contributed 50.9% of the industrial growth.

The following table presents the annual gross output values for industrial segments for the periods indicated.

Industrial Gross Output Value by Industrial Segment(1)

	1999	2000	2001	2002
	(in billions of Rmb)
Food, Beverage and Tobacco	782.9	836.9	924.5	1,077.8
Textile, Leather and Clothing	776.7	878.6	979.0	1,108.7
Electric, Electronic and Communications Equipment	985.3	1,238.4	1,447.1	1,743.1
Chemical and Pharmaceutical Products	739.7	877.3	936.7	1,072.0
Smelting and Processing of Metals	589.1	691.3	807.6	909.2
Machinery	467.5	524.0	585.8	706.7
Transportation Equipment	465.9	536.5	647.5	835.9
Other Non-metal Mineral Products	339.5	369.3	402.6	455.7
Energy Production	744.9	918.9	958.4	1,085.1
Petroleum Processing	270.6	442.9	458.8	478.5
Rubber and Plastic Materials	240.3	271.2	303.0	355.3
Paper, Paper Products, Printing and Furniture	222.5	257.7	296.5	343.1
Metal Products	221.5	254.0	285.2	329.4
Wood and Wood Products	69.7	77.8	85.3	94.0
Ferrous and Non-ferrous Ores and Metals	50.9	57.0	61.0	68.9
Non-metallic Minerals	34.2	35.7	37.4	41.9
Other	269.6	299.9	328.5	372.3

Total	7,270.7	8,567.4	9,544.9	11,077.6

(1)	Includes only enterprises with independent accounting systems that are regarded as separate economic units. For example, enterprises owned by government ministries that do not keep separate accounts and subsidiaries of enterprises not involved in the relevant industry segment are excluded from this presentation.

Sources:	China Statistical Yearbooks of 2000, 2001, 2002 and 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The total annual gross output values for industrial segments for 2003 was Rmb 14,148.1 billion. Breakdown information for 2003 is not available.

Economic growth in China during recent years has exerted considerable pressure on China’s supporting industries. Although foreign imports have alleviated some of the shortages, the lack of equivalent growth in the supporting industrial sectors, such as transportation, energy, steel and raw materials, has resulted in periodic production bottlenecks, shortages and supply imbalances, particularly in places enjoying faster economic growth such as China’s coastal regions and large cities. In order to address the shortages in basic industries and infrastructure in China’s overall economic development, the government in recent years has allocated substantial resources to important industries and infrastructure projects. Moreover, in an effort to optimize China’s industrial structure, the government has encouraged the introduction and development of new and high technology to replace and upgrade traditional industries. High technology industries, including telecommunications and electronics, have become an increasingly important part of China’s economy.

Many of the state-owned enterprises suffer from low efficiency, outmoded technology, lack of market and profit driven focus, non-competitive products, over-staffing, poor management and lack of accountability. In 1997, there were 6,599 loss-making state-owned enterprises in the industrial sector and their total losses amounted to Rmb 83.1 billion. In 1997, the government proposed a rescue plan to relieve these loss-making enterprises from their predicament through reorganization, reform, debt-equity swaps and enhancement of corporate management. The government also provided significant financial support to these state-owned enterprises. For instance, the four state-owned commercial banks wrote off approximately Rmb 117.6 billion in bad loans to these enterprises from 1998 to 2000. By the end of 2000, the four state-owned commercial banks transferred nearly Rmb 1,400 billion of their non-performing loans to four asset management companies. Among these non-performing loans, approximately Rmb 240 billion was converted into equity in 578 state-owned enterprises. As a result, approximately 77.7% of the 6,599 large and medium-sized loss-making state-owned enterprises registered in 1997 were taken off the list of financially troubled state-owned enterprises in 2000. The losses incurred by loss-making state-owned enterprises decreased from Rmb 83.1 billion in 1999 to Rmb 62.7 billion in 2003. State-owned enterprises collectively generated a net profit of Rmb 378.4 billion in 2003, representing an increase of 43.7% over 2002.

Since 1984, the government has significantly reduced or eliminated mandatory production quotas imposed on state-owned enterprises and pricing controls over most products, permitting these enterprises to sell a larger proportion of their products at prices generally determined by the market. Managers of state-owned enterprises have been granted more decision-making authority, including greater power with respect to the planning, production, marketing, capital-raising, expenditures, employment and compensation of employees. The government has also taken measures to enhance corporate governance at large state-owned enterprises. In a pilot program, the State Council restructured approximately 2,700 state-owned enterprises by the end of 2002 in an attempt to modernize their corporate management system. From 1998 through 2002, as many as 442 state-owned enterprises were listed on domestic and international stock exchanges. Other enterprise reform measures include enactment of new laws and regulations to address the increasingly complex economic activities in China, such as the Bankruptcy Law of 1987 and the Company Law of 1994.

The government believes that the state-owned enterprise reform program must include liquidation through bankruptcy proceedings of companies that are not competitive, have a history of significant losses and have no possibility of recovery. In 1994, the government began a pilot project aimed at restructuring debt-ridden or loss-making enterprises. During 1996 and 1997, 1,774 enterprises were liquidated while 2,214 enterprises were merged.

In November 2002, the government announced further measures to reform its state-owned sector by allowing foreign investors to acquire equity interests in state-owned enterprises. These policy initiatives encourage state-owned enterprises to attract and work with foreign investors to establish modern enterprise systems, improve management structures, increase market compatibility and achieve sustainable growth. The government will continue to restructure China’s state-owned enterprises and will continue manage the process in order to minimize their negative impact on society, especially with respect to unemployment and the general standard of living.

Prior to the completion of the state-owned enterprise reforms, it is likely that the government will continue to provide significant additional support to such enterprises, their employees and creditors, and that state-owned commercial banks and policy banks will continue to provide loans to state-owned enterprises.

The following table presents information relating to mining and resources production for the periods indicated.

Mining and Resources Production

	1999	2000	2001	2002	2003
Coal (in millions of tons)	1,045.0	998.0	1,161.0	1,380.0	1,667.0
Crude Oil (in millions of tons)	160.0	163.0	164.0	167.0	169.6
Natural Gas (in billions of cubic meters)	25.2	27.2	30.3	32.7	35.0
Electrical Power Generation (in billions of kilowatt hours)	1,239.3	1,355.6	1,480.8	1,654.0	1,910.8
Pig Iron (in millions of tons)	125.4	131.0	155.5	170.8	202.3
Steel (in millions of tons)	124.3	128.5	151.6	182.4	222.3
Finished Steel (in millions of tons)	121.1	131.5	160.7	192.5	241.2
Coke (in millions of tons)	120.7	121.8	131.3	142.8	177.8
Timber (in millions of cubic meters)	52.4	47.2	45.5	44.4	49.5
Cement (in millions of tons)	573.0	597.0	661.0	725.0	862.3

Sources:	China Statistical Abstract 2004, the National Bureau of Statistics of China.

Energy. According to statistics published by the National Bureau of Statistics of China, China is the world’s largest coal producer and relies on coal as its principal source of energy. China produced 1,670.0 million metric tons of coal in 2003. China also produced 169.6 million metric tons of crude oil and 35.0 billion cubic meters of natural gas in 2003. The aggregate investment in fixed assets in China’s electric power industry in 2003 was Rmb 365.8 billion, a 19.1% increase over 2002.

Increasing energy production continues to be a priority for China. China’s electric power industry has experienced relatively rapid development in recent years, with total electric power generation reaching 1,910.8 billion kilowatt-hours in 2003. Currently, coal-fired electric power generation is the primary source of energy in China. However, China has been developing other sources of electric power generation. Three nuclear power units, located in Qinshan, Zhejiang Province and in Daya Bay, Guangdong Province, commenced their operations in 1994. China has also been developing more hydroelectric power. In April 1992, the National People’s Congress approved the construction of the Three Gorges Dam and related projects, including hydroelectric power generating facilities which are expected to have an installed capacity of 18,200 megawatts and an annual generation of 84.7 billion kilowatt-hours. This project is expected to take at least 17 years to complete. If completed according to current plans, the Three Gorges Dam will have the largest generating capacity among the world’s existing hydroelectric facilities. The Three Gorges Dam will also help relieve the periodic flooding in certain provinces along the Yangtze River. Facilities established under the Three Gorges project started to store water and generate power in 2003.

In order to separate power generation and power transmission and to introduce competition into the power industry, the government formed two electric grid network companies, five power generation groups and four auxiliary power related companies in 2002. The China Power Regulatory Commission was established in March 2003 to supervise China’s power industry. The creation of the China Power Regulatory Commission and the restructuring of the power sector ended the traditional administrative management in the power sector and introduced a new regulatory and management framework tailored to the requirements of a market economy.

In July 1998, the government established China National Petroleum (Group) Corporation and China Petrochemical (Group) Corporation as part of the asset reallocation and restructuring of China’s petroleum and petrochemical industry. Both restructured companies are integrated oil companies with upstream and downstream operations in petrochemical production and marketing and exporting of oil and petrochemical products. In April and October 2000, PetroChina Company Limited and Sinopec Corporation, operating subsidiaries of the two oil companies, completed their respective initial public offerings in the international capital markets. In February 2001, CNOOC Limited, the largest Chinese offshore oil company, also completed its initial public offering in the international capital markets.

The following table presents China’s annual energy production information and China’s annual energy consumption for the periods indicated.

Energy Production and Consumption(1)

	1999	2000	2001	2002	2003
Total Energy Production (%)
Coal	68.3%	66.6%	68.6%	71.2%	74.2%
Oil	21.0	21.8	19.4	17.3	15.2
Natural Gas	3.1	3.4	3.3	3.1	2.9
Electric	7.6	8.2	8.7	8.4	7.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Total Energy Production (in millions of metric tons of SCE)	1,091.3	1,069.9	1,209.0	1,383.7	1,603.0
Total Energy Consumption (in millions of metric tons of SCE)	1,301.2	1,303.0	1,349.1	1,482.2	1,678.0

(1)	Excludes bio-energy, solar, geothermal and nuclear energy. All fuels have been converted to Standard Coal Equivalent, or SCE, under which 1 kg of coal = 0.714 kg of SCE; 1 kg of oil = 1.43 kg of SCE; 1 cubic meter of natural gas = 1.33 kg of SCE. Hydroelectric power is converted to SCE based on coal required to produce equivalent thermal external-electric power. The amounts by which consumption exceeded production were covered by reserves and imports.

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

Electricity demand and consumption in the PRC has been increasing significantly over the last several years owing to the rapid economic growth and increased industrial activity. This increasing demand for and consumption of electricity has brought about a severe power shortage in the PRC. During the year of 2003, power shortages plagued many provinces throughout the country because the rate of increase in demand for and consumption of electricity had far exceeded the corresponding rate of increase in power generation and supply.

In order to resolve the current imbalance between demand and supply of coal, power, oil, transportation and important raw materials, the government has taken measures to accelerate construction of large-scale coal mines, to improve coal transportation, to explore and utilize other power sources, to improve power transmission network and to increase production and importation of crude oil.

Construction

The construction sector consists primarily of infrastructure development, commercial property development and residential housing development. In 2003, GDP attributable to the construction sector was Rmb 816.8 billion, representing 7.0% of China’s total GDP and an increase of 11.9% over 2002. In order to address the demands of rapid economic growth and help maintain a high employment rate, the government continues to devote substantial resources to infrastructure projects such as public roads, railways, bridges, urban mass transit systems, water resource facilities, energy facilities and environmental facilities. See “— Public Finance — The State Budget.” At the end of 2003, enterprises in the construction sector employed approximately 3.2% of China’s total work force.

Tertiary Sector

The tertiary sector is composed of services as well as other segments of the economy that are not included in either the primary or secondary sector, such as transportation, postal and telecommunications services, retail sales, real estate, financial services, insurance, education, tourism and entertainment. In 2003, the tertiary sector accounted for approximately 33.1% of China’s total GDP, growing by 6.6% over the previous year. GDP for the tertiary sector increased from Rmb 2,517.4 billion in 1998 to Rmb 3,867.5 billion in 2003, and its share in China’s total GDP increased from approximately 32.1% to approximately 33.1% over the same period. This increase reflected the rapid growth of the country’s service sector as a result of China’s economic development. From 1999 to 2003, the total number of people employed by the tertiary sector as a percentage of the total work force increased from 26.9% to 29.3%, or from 192.1 million to 218.1 million. In the second quarter of 2003, however, China’s tourism, entertainment, catering service and transportation industries experienced difficulties and suffered losses due to the outbreak of SARS. GDP attributable to the tertiary sector increased only 0.8% during that quarter. The growth of the tertiary sector in 2003 slowed down with a modest increase of 0.8% over the previous year. The total passenger transportation and the total revenue of tourism decreased 2.3% and 11.2% respectively over 2002 due to the outbreak of SARS.

The following table presents the proportion of GDP contributed by each segment of the tertiary sector in percentages on an annual basis for the periods indicated.

Contribution of the Tertiary Sector to GDP

	1999	2000	2001	2002	2003
Transportation, Postal and Telecommunications	5.4%	6.0%	6.1%	6.1%	5.7%
Commerce(1)	8.4	8.2	8.1	8.1	7.7
Other(2)	19.2	19.2	19.9	20.1	19.7

Total	33.0%	33.4%	34.1%	34.3%	33.1%

(1)	Includes retail, trading, wholesale and food and beverage services.
(2)	Includes insurance, financial services, real estate, education, tourism, entertainment and other services.

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

Transportation

Rail. Rail is one of China’s most important means of long-distance transportation, and in 2003, represented approximately 34.7% and 32.0% of total passenger and cargo transportation, respectively. At the end of 2003, the central government owned and operated 60,446 kilometers of railroad track. In addition, local governments or Sino-foreign joint ventures also owned and operated some railroad tracks. China is currently constructing additional railways in the western regions of China, including the Qingzang Railway from Qinghai to Tibet, which is 1,118 kilometers long, with 600 kilometers of track laid on permafrost and more than 960 kilometers located at over 4,000 meters above sea level. Construction of the Qingzang Railway began in June 2001 and is expected to be completed by 2007. By the end of 2003, the Qingzang Railway had 317 kilometers of tracks laid, representing 28.6% of its total tracks.

Roadways. At the end of 2003, there were approximately 1.8 million kilometers of paved roads. In addition, the mileage of highways reached 29,700 kilometers in 2003. All of the counties and almost all of the towns throughout China are now reachable by roads. Road transportation has become more important in recent years, representing approximately 55.7% and 13.2% of total passenger and cargo traffic, respectively, in 2003.

Airlines. Air transportation represented approximately 9.1% and 0.1% of total passenger and cargo transportation, respectively, in 2003. The distance covered by Chinese airlines on domestic and international commercial routes was approximately 1.7 million kilometers in 2003. Passenger air travel in China increased from 60.9 million passengers in 1999 to 87.6 million passengers in 2003. The State Council approved a Civil Aviation System Reform Plan in March 2002. This plan resulted in the establishment of three independent air transportation groups, China Airlines Group, China Eastern Airlines Corporation Limited and China Southern Airlines (Group), and three air service companies, including China Civil Aviation Information Group. These six group companies were established on the basis of nine commercial airlines and four air service companies, all of which were previously under the direct control of the General Administration of Civil Aviation of China, or CAAC. Their establishment marked an important step by the CAAC to separate these enterprises from the government. In January 1997 and July 1997, China Eastern Airlines Corporation Limited and China Southern Airlines (Group) completed their respective initial public offerings in the international capital markets. The CAAC now only serves as the regulator of civil aviation affairs in China. The Chinese airline industry is also undergoing a consolidation process, with a number of smaller airlines being merged into or acquired by larger airlines. In June 2002, the government issued regulations to further open the civil aviation industry to overseas investment.

Waterways and Sea Transportation. Waterway transportation represented approximately 0.5% and 53.3% of total passenger and cargo traffic, respectively, in 2003.

Posts and Telecommunications

Driven by China’s rapid economic growth, the postal and telecommunications sector has experienced substantial growth in recent years, with total revenue increasing from Rmb 333.1 billion in 1999 to Rmb 728.2 billion in 2003. Furthermore, the number of telephones increased from 108.7 million in 1999 to 263.3 million in 2003. At the end of 2003, telephone penetration nationwide reached approximately 42.1% of China’s total population. Mobile telecommunications services, data transmission and express mail services have also developed rapidly in recent years. In particular, the number of cellular subscribers increased from approximately 43.3 million at the end of 1999 to 268.7 million at the end of 2003 making China the country with the world’s largest number of cellular subscribers. In addition, cellular penetration nationwide reached approximately 20.9% of China’s total population at the end of 2003.

Prior to 1994, government-controlled entities held a monopoly over China’s telecommunications networks. In order to introduce competition into the telecommunications industry, the government has taken various measures since 1994 to break up the monopoly. The government initially reorganized the industry by permitting the establishment of a number of telecommunications companies. Subsequently, the government separated China’s telecommunications business into four independent sectors: fixed line, mobile, satellite and paging. In October 1997, China, for the first time, permitted foreign investors to invest in the telecommunications sector through the initial public offering of China Mobile (Hong Kong) Limited, a mobile telecommunications operator in China, in the international capital markets. In June 2000, China Unicom Limited, another mobile telecommunications operator in China, completed its initial public offering in the international capital markets. In May 2002, the Chinese government separated China Telecom Group, a fixed line telecommunications service provider, into two companies, with the southern company retaining the name of China Telecom Group and assets and businesses in 21 provinces in southern and western China and the northern company retaining assets and businesses in 10 provinces in northern China and merging with China Netcom Corporation Ltd. and Jitong Network Communications Company Limited to form China Netcom Group. In November 2002, China Telecom Corporation Limited, a subsidiary of China Telecom Group, completed its initial public offering in the international capital markets.

In the past few years, the government has also adopted laws and regulations to encourage and regulate different forms of foreign investment in China’s basic and value-added telecommunications businesses. China’s commitments made in connection with its accession to the WTO will further open up China’s telecommunications sector to foreign investment and competition.

Commerce

Commerce includes retail, trading, wholesale and food and beverage services. Total sales of commodities increased from Rmb 8,126.6 billion in 2002 to Rmb 9,550.7 billion in 2003, an increase of 17.5%. Total retail sales of consumer goods increased from Rmb 4,202.7 billion in 2002 to Rmb 4,584.2 billion in 2003, an increase by 9.1%. In the past, state-owned enterprises conducted the majority of the businesses in the commerce sector. In recent years, the private sector has played an increasingly important role in this sector. For instance, total revenue of state-owned wholesale and retail enterprises was Rmb 1,531.1 billion in 1998, representing approximately 65.8% of the total wholesale and retail revenue nationwide. In 2002, revenue of state-owned wholesale and retail enterprises decreased to Rmb 1,439.3 billion, representing approximately 41.0% of the total wholesale and retail revenue in China. In the catering sector, state-owned enterprises generated Rmb 9.1 billion in revenue in 1998, or 30.1% of the total national catering revenue. In 2002, the catering revenue of state-owned enterprises was Rmb 7.3 billion, or 11.7% of the total national catering revenue. Revenue Information on state-owned wholesale and retail enterprises and catering enterprises for 2003 is not available.

China’s WTO commitments call for the gradual phase-out of restrictions on foreign investment in retail businesses. Since China’s entry into the WTO, foreign companies have been allowed to set up joint ventures in five special economic zones and eight cities in China to engage in retail services. Since the end of 2003, foreign investors are permitted to hold majority interests in such joint ventures, and more cities have been opened to foreign investment and competition.

Other

This part of the tertiary sector includes insurance, financial services, real estate, education, tourism and entertainment. The government encourages the development of tourism, an industry that accounted for approximately 4.2% of China’s GDP in 2003 with total revenue of Rmb 488.3 billion. As the living standard in China improved, the number of domestic tourists traveling within China increased from 719.0 million in 1999 to 870.0 million in 2003. The number of Chinese traveling abroad also increased from 9.2 million to 20.2 million during the same period.

The real estate industry has been growing rapidly in China in recent years. This was primarily due to the continued economic growth in China as well as the government’s housing reform program. In particular, total investments in real estate development was Rmb 1,010.6 billion in 2003, an increase of 29.7% over 2002. Total sales of commercial buildings reached Rmb 767.1 billion in 2003, an increase of 27.2% over 2002. Total completed floor space increased from 349.8 million square meters in 2002 to 395.1 million square meters in 2003, an increase of 13.0%. Total floor space of commercial buildings sold in 2003 was 322.5 million square meters, an increase of 20.3% over 2002.

Employment and Wages

China had an urban work force of 256.4 million people at the end of 2003. In recent years, reforms at state-owned enterprises and migration of farmers into urban areas have added pressure on China’s employment market. The government has called on all government agencies to foster better employment opportunities and to try to maintain China’s unemployment rate at approximately 5% through the end of 2005. State-owned enterprises employed approximately 26.8% of China’s total urban work force at the end of 2003. The non-state-owned sector employed approximately 73.2% of the total urban work force at the end of 2003.

The following table presents annual information on China’s employed work force for the periods indicated.

Composition of PRC Employed Work Force

	1999	2000	2001	2002	2003
	(in millions)
Urban Work Force
State Sector(1)	85.7	81.0	76.4	71.6	68.8
Collectively Owned Enterprises	17.1	15.0	12.9	11.2	10.0
Privately Owned Enterprises(2)	10.5	12.7	15.3	20.0	24.2
Other(3)	110.8	122.8	134.8	145.0	153.4

Total Urban Work Force	224.1	231.5	239.4	247.8	256.4
Rural Work Force	489.8	489.3	490.9	489.6	487.9

Total	713.9	720.9	730.3	737.4	744.3

(1)	Includes state-owned enterprises, central and local governments and other public institutions.
(2)	Includes those employed by private enterprises and self-employed individuals.
(3)	Includes employees at any other forms of enterprises not specified above, including foreign-invested enterprises, limited liability corporations and joint stock enterprises.

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

China calculates its urban unemployment rate based on the percentage of the urban work force that registers with local employment agencies as being unemployed. China currently does not collect statistical data relating to rural unemployment or persons residing in, but not registered as residents of, urban areas.

The following table presents information relating to China’s urban work force unemployment rate at the dates indicated.

Registered Urban Work Force Unemployment Rate

	December 31,
	1999	2000	2001	2002	2003
Total Number of Persons Unemployed in Urban Work Force (in thousands)	5,750.0	5,950.0	6,810.0	7,700.0	8,000.0
Registered Urban Unemployment Rate	3.1%	3.1%	3.6%	4.0%	4.3%

Sources:	China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The registered urban unemployment rate in China has increased from 3.1% in 1999 to 4.3% in 2003, due in part to the government’s decision to reform and privatize state-owned enterprises and to end guaranteed life-time employment for the employees in such entities. Further reforms of state-owned enterprises are expected to result in more unemployed and “idled” employees (those who keep their employee status but receive reduced compensation). At the end of 2003, there were approximately 8.0 million registered unemployed people in urban areas.

The government has launched various initiatives to address the increase in unemployed and idled workers. In 1996, the government initiated a “re-employment program” in 200 cities with more than 1,300 re-employment service centers established to provide job training and job opportunity information. In 2003, according to the National Bureau of Statistics of China, 2.0 million former employees of state-owned enterprises found new jobs. Since 1999, the government has been expanding the coverage of national and local unemployment insurance schemes, which provided relief to 4.2 million people in 2003.

The following table presents information relating to average annual wages in China for certain sectors and certain types of enterprises for the periods indicated.

Average Annual Wages of Staff and Workers(1)

	1999	2000	2001	2002	2003
	(in Rmb)
By Sector
Agriculture	4,832	5,184	5,741	6,398	6,969
Manufacturing Industry	7,794	8,750	9,774	11,001	12,496
Transportation, Postal and Telecommunications	10,991	12,319	14,167	16,044	15,973
Education, Culture and Arts	8,510	9,482	11,452	13,290	N/A
Scientific Research	11,601	13,620	16,437	19,113	20,636
Government Agencies	8,978	10,043	12,142	13,975	15,533
By Ownership
State Sector(2)	8,543	9,552	11,178	12,869	14,577
Collectively Owned Enterprises	5,774	6,262	6,867	7,667	8,678
Hong Kong, Macau and Taiwan Invested Enterprises	10,991	11,914	12,544	13,756	14,691
Foreign-invested Enterprises(3)	12,951	14,372	16,101	17,892	19,366
Overall Weighted Average	8,346	9,371	10,870	12,422	14,040

(1)	Data concerning wages do not include the value of certain significant benefits, including benefits relating to housing, medical care and education, which were made available to employees by the government and other employers to a varying degree over the years.
(2)	Includes state-owned enterprises, central and local governments and other public institutions.
(3)	Not including Hong Kong, Macau and Taiwan invested enterprises.

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The following table presents the percentage increases in average annual real wages (adjusted for inflation) in China for the periods indicated.

Change in Annual Average Real Wages

	1999	2000	2001	2002	2003
State Sector(1)	12.9%	10.9%	16.2%	16.3%	12.3%
Urban Collectively Owned Enterprises	9.7	7.6	8.9	12.7	12.2
Other(2)	11.0	10.9	9.7	9.9	9.3
Overall	13.1%	11.4%	15.2%	15.5%	12.0%

(1)	Includes state-owned enterprises, central and local governments and other public institutions.
(2)	Includes, among other things, privately owned enterprises and foreign-invested enterprises.

Source: China Statistical Abstract of 2004, the National Bureau of Statistics of China.

Housing Reforms

In the past, staff and workers of state-owned enterprises and employees of the central and local governments and other public institutions, as part of their compensation, were provided with free or substantially subsidized housing. As part of the housing reform program, this practice ended in 1998. In a series of housing reforms, the government aims to establish a viable and affordable housing market, to stimulate domestic consumption and to gradually relieve the government and state-owned enterprises of the responsibility to provide public housing. In 2003, financial institutions increased their residential mortgage loans to approximately Rmb 1,178.0 billion, representing an increase of 42.8% from 2002. The aggregate investment nationwide in real estate development amounted to Rmb 1,010.6 billion in 2003, representing a 29.7% increase over 2002, of which investment in residential housing was Rmb 678.2 billion in 2003, representing a 29.7% increase over 2002. Due to China’s large population, rapid urbanization and continued shortages of financial and other resources, the government expects that its housing reform will be a long and difficult process. The government, however, believes that the continued steady growth of the economy and the success of the government’s reform programs in other areas will enable it to continue to make substantial progress in its housing reforms.

Social Security System

China’s social security system comprises pension, unemployment insurance and medical insurance. The system requires participation by employers, individual employees and the government. It provides benefits at different levels, combines social pooling with individual accounts under a unified administration, and provides benefits commensurate with the funding responsibilities. As part of the government reorganization initiated in 1998, the government established the Ministry of Labor and Social Security to implement and administer the social security system in China.

The nationwide pension system was initially established with the participation of state-owned and collectively owned enterprises, and has since expanded to cover employees at foreign-invested enterprises, private enterprises and self-employed individuals. At December 31, 2003, 155.1 million urban employees and retirees participated in such pension programs. Total contributions to such pension funds nationwide amounted to Rmb 358.0 billion at December 31, 2003, of which a total of Rmb 263.1 billion was disbursed in 2003.

The on-going reforms of state-owned enterprises have resulted in an increasing number of unemployed and idled employees. China has been widening the scope of its national unemployment insurance scheme and has introduced various methods for improved allocation of unemployment benefits to address this situation. In January 1999, the government promulgated rules to require the establishment of unemployment insurance by every enterprise and institution in urban areas, including foreign-invested enterprises and privately owned enterprises. Contributions from individual employees, employers and government subsidies provided funding for the insurance programs. At the end of 2003, 103.7 million people participated in unemployment insurance programs. Total contributions to unemployment insurance nationwide amounted to Rmb 24.9 billion at December 31, 2003, of which a total of Rmb 20.0 billion was disbursed in 2003.

The government has also implemented a nationwide minimum living standard program. In October 1999, the government promulgated a set of rules requiring local governments to make relief available to urban residents if their household income falls below minimum levels set for their geographical regions. At the end of 2003, all cities and counties were participants in the minimum living standard program, which provided relief totaling Rmb 15.3 billion to 22.5 million people in 2003.

The medical insurance system has also been subject to reform. In December 1998, the State Council issued an ordinance requiring all enterprises and institutions in urban areas to participate in the basic medical insurance scheme. The insurance scheme covers all urban employees and is financed through contributions by both employees and employers. The basic medical insurance scheme requires the establishment of an individual account and a social pooling account. By the end of 2003, 109.0 million people had participated in the basic medical insurance scheme. Total contributions to the basic medical insurance nationwide amounted to Rmb 86.5 billion, of which a total of Rmb 63.6 billion was disbursed in 2003.

In September 2000, the government decided to establish a National Social Security Fund to be financed through appropriations of the state budget, proceeds from sales of state assets and funds raised through other means. This national fund will support existing social security networks in China as well as provide liquidity support to the national social security system and provide supplemental funding in the event of social security emergencies. The State Council has set up a National Social Security Fund Management Council to manage the social security fund. In December 2001, the Ministry of Finance and the Ministry of Labor and Social Security jointly announced rules, measures and administrative procedures to regulate investments by social security funds in capital markets and to establish standards for supervising managers of social security funds. At the end of 2003, six fund management companies had received permission to become the first group of social security fund managers in China. By the same date, the national social security funds had accumulated approximately Rmb 132.5 billion in terms of net assets.

Environment

China’s rapid economic development has led to a range of environmental and ecological problems, including industrial and agricultural pollution, ocean dumping and water pollution, illegal waste disposal, depletion of forest resources and desertification. The National People’s Congress promulgated the Environmental Protection Law in September 1979 and a comprehensive environmental regulation in December 1989. In addition, China has passed laws on air, solid waste, water and noise pollution. China also continues to cooperate with international environmental initiatives. In accordance with the United Nations Conference on Environment and Development, China has proposed a number of programs and measures for environmental protection, which include energy-saving and environmental protection measures.

Currently, the central and local governments fund most of the forest development, environmental conservation and water and sewage treatment facilities. China also seeks funding from international and multilateral organizations in order to further develop environmental programs in areas such as water pollution, depletion of the ozone layer and deforestation. In addition, industrial enterprises generally must devote a percentage of their expenditures on environmental protection associated with their facilities. Under current government policies, enterprises that cause pollution in excess of emission or discharge standards prescribed by the central government are required to adopt corrective and remedial measures or face penalties or closure. In recent years, the government has ordered the suspension or closing of many enterprises that were classified as sources of serious environmental pollution. In 2003, a total of 11,499 companies were shut down or relocated by the government due to pollution problems. In 2003, the government ordered 27,628 polluting entities to complete their reparation and remedial work for environmental protection within a time limit set by the government. A total of Rmb 12.3 billion was used for such purposes during the same year. Nevertheless, implementation has lagged behind government regulatory initiatives. The government intends to continue its efforts to implement and enforce its environmental laws and regulations.

During the period between 1998 and 2002, the government spent a total of Rmb 580 billion for environmental protection and ecological development. This included six forestry-related ecological projects, such as reforestation of recovered farmland, protection of natural forests, and treatment and control of dust storm sources. In 2003, the completed areas for reforestation reached 9.3 million hectares, representing an increase of 19.7% over 2002. By the end of 2003, the approved ecological demonstration zones at the state level had reached a total of 82 and the number of nature reservations had reached 1,999.

In September 2003, a new environmental protection regulation, the Administrative Measures on Environmental Impact Assessment and Selection of Experts, went into effect in China. This new law aims to further enhance the evaluation procedures with respect to environmentally sensitive projects during their feasibility study stage. In particular, this law sets forth an environmental impact assessment procedure that involves not only the relevant governmental agencies and project developers, but also industry and environmental experts as well as the public.

Foreign Investment

Since China promulgated its first joint venture law in 1979, it has adopted a broad range of related laws, administrative rules and regulations, providing a framework for the conduct and regulation of foreign investment activities. These include the Law on Sino-Foreign Equity Joint Ventures (1979), the Law on Sino-Foreign

Cooperative Joint Ventures (1988), the Law on Wholly Foreign Owned Enterprises (1986), the Contract Law (1999), the Trademark Law (1982), the Patent Law (1984) and the Copyright Law (1990). The government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques.

Foreign investment, including investment from Hong Kong, Macau and Taiwan, in China can take a number of forms, including equity joint ventures, cooperative joint ventures and wholly foreign owned enterprises. These entities are commonly known as “foreign-invested enterprises.” In an equity joint venture, the Chinese and foreign partners share profits and losses in proportion to their respective equity interest, whereas in a cooperative joint venture, profits and losses may be distributed and shared in a different fashion as agreed by the joint venture partners. Cooperative joint ventures are not necessarily PRC legal persons although many cooperative joint ventures can attain such status. If a cooperative joint venture is not a PRC legal person, each PRC and foreign owner is responsible for taxes on the profits it derives from the venture and each owner is liable for its portion of any risks and losses. A wholly foreign owned enterprise is owned solely by one or more foreign investors.

In April 1995, the government promulgated the Provisional Regulations for the Establishment of Chinese Holding Companies by Foreign Investors to provide legal guidance to foreign investors who intend to engage in direct investments in China through wholly foreign owned enterprises or sino-foreign equity joint ventures. To assist foreign investors in identifying areas of investment consistent with China’s development needs, the government issued the Provisional Rules on Directing Foreign Investment and the Guidelines on Industries Open to Foreign Investment in June 1995. These provisions serve to identify industries in which foreign investments are permitted, encouraged, restricted or prohibited. In 2002, the government updated the Guidelines on Industries Open to Foreign Investment to comply with its WTO commitments with respect to foreign investments in specified industries.

In 1998, the government eliminated all tariffs and import-related value-added taxes on certain raw material and equipment imports by foreign investors in investment projects encouraged by the government. The government also opened new industries to foreign investments such as petrochemicals, construction, mining, maritime transportation and certain service industries. In addition, the government streamlined the approval process for foreign-invested enterprises and prohibited local authorities from imposing arbitrary fees on foreign investors. In June 1999, the government announced a set of incentives to foreign investors in China’s high technology industry, including tariff exemptions, export rebates and income tax exemptions. To develop China’s western regions and balance inter-regional economic growth, the central government adopted policies and economic incentives to encourage foreign investments into the western regions of China.

In line with its WTO commitments, the government has promulgated new laws and amended existing ones:

•	to permit foreign investment in China’s service industry, such as telecommunications, financial services, insurance, tourism, securities investment and brokerage services, subject to certain foreign ownership limitations;

•	to strengthen intellectual property protection;

•	to gradually level the playing field for foreign and domestic investors; and

•	to eliminate provisions in the current laws and regulations that are not compatible with China’s WTO commitments.

In January 2002, the government set up a WTO information service desk and a WTO information service website providing WTO-related information to the public.

The following table presents information regarding annual foreign direct investment in China for the periods indicated. Foreign direct investment does not include investments in PRC companies listed on the Shanghai and Shenzhen stock exchanges or investments in PRC companies listed on the Hong Kong and other foreign stock exchanges. The following table also excludes international leasing, compensatory trade, processing and assembly, and investments in debt securities issued by PRC entities.

Foreign Direct Investment in China

	1999	2000	2001	2002	2003
	(in millions of US$)
Actual Investment(1)
Wholly Foreign-owned Enterprises	15,544.8	19,263.9	23,873.4	31,725.0	33,384.0
Equity Joint Ventures(2)	15,827.3	14,343.1	15,738.9	14,992.0	15,392.0
Cooperative Joint Ventures(2)	8,233.7	6,595.8	6,212.2	5,058.0	3,836.0
Others	713.0	512.1	1,053.1	969.0	892.0

Total	40,318.7	40,714.8	46,877.6	52,743.0	53,504.7

Contracted Investment(3)	41,223.0	62,379.5	69,194.6	82,768.3	115,069.7

(1)	Reflects amounts disbursed during the relevant period.
(2)	Represents amounts contributed by foreign investors.
(3)	Reflects amounts committed during the relevant period.

Sources:	China Statistical Yearbooks of 2000, 2002 and 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China; the Ministry of Finance.

Foreign capital inflows, including foreign loans, foreign direct investment and other foreign investment reached US$56.1 billion in 2003. During 2003, the contracted amount of foreign direct investment totaled US$115.1 billion, representing a 39.0% increase as compared with 2002, while actual disbursements totaled US$53.5 billion, representing an increase of 1.4% over 2002.

The following table sets forth information regarding the source of foreign direct investment by country or region for the periods indicated:

Foreign Direct Investment by Country or Region

	1999	2000	2001	2002	2003
	(in millions of US$)
Hong Kong and Macau	16,671.7	15,847.3	17,038.4	18,329.3	18,116.7
United States	4,215.9	4,383.9	4,433.2	5,423.9	4,198.5
Japan	2,973.1	2,915.9	4,348.4	4,190.1	5,054.2
Taiwan	2,598.7	2,296.6	2,979.9	3,970.6	3,377.2
Republic of Korea	1,274.7	1,489.6	2,151.8	2,720.7	4,488.5
Singapore	2,642.5	2,172.2	2,143.6	2,337.2	2,058.4
Germany	1,373.3	1,041.5	1,212.9	928.0	857.0
United Kingdom	1,044.5	1,164.1	1,051.7	895.8	742.5
Canada	314.4	279.8	441.3	588.0	563.5
France	884.3	853.2	532.5	575.6	604.3
Netherlands	541.7	789.5	776.1	571.8	725.5
Australia	263.3	308.9	335.6	380.7	592.5
Thailand	148.3	203.6	194.2	187.7	173.5
Italy	187.4	209.5	220.0	176.7	316.7
Other Countries and Regions(1)	5,184.9	6,759.2	9,018.0	11,466.8	11,635.7

Total	40,318.7	40,714.8	46,877.6	52,742.9	53,504.7

(1)	Includes more than 50 countries and regions with lower investment levels than those shown above.

Sources:	China Statistical Yearbooks of 2000, 2002 and 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China; the Ministry of Finance.

PRC FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

China’s foreign trade has grown significantly since 1978 in terms of both value and range of products traded. Overall foreign trade policy is formulated by the central government. However, local governments and enterprises enjoy increasing autonomy in conducting foreign trade activities. Privately owned enterprises can now import and export goods. The government believes that China’s accession to the WTO will further enhance its trade relationships with other countries and regions.

The following table presents information relating to China’s foreign trade for the periods indicated.

Foreign Trade

	1999	2000	2001	2002	2003
	(in billions of US$, except for percentages)
Exports	194.9	249.2	266.1	325.6	438.2
Imports	165.7	225.1	243.6	295.2	412.8
Balance of Trade	29.2	24.1	22.6	30.4	25.4
Exports as Percentage of Imports	117.6%	110.7%	109.2%	110.3%	106.2%
Exports as Percentage of GDP	19.7%	23.1%	22.6%	25.7%	31.1%

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

China’s total foreign trade volume increased from US$620.8 billion in 2002 to US$851.0 billion in 2003. China’s exports in 2003 increased by 34.6% to US$438.2 billion and its imports increased by 39.8% to US$412.8 billion, each as compared with 2002. During the first half of 2003, despite the outbreak of SARS, China’s trade volume reached US$376.1 billion, a 39.0% increase over the first half of 2002.

During the initial years after 1978, Chinese exports consisted mostly of primary goods. As a result of rapid industrial growth and the inflow of foreign capital, manufactured goods have become China’s major exports in recent years. The composition of imports has also changed in recent years as imports of manufactured goods have steadily outpaced imports of primary goods. China has implemented a number of measures to maintain export growth. These measures include:

•	granting export and import licenses to more companies, including privately owned enterprises;

•	expanding the diversity of China’s trading partners, especially countries in Latin America and Eastern Europe;

•	improving the quality of China’s exports and adjusting its export product mix;

•	accelerating value-added tax rebates for exported goods of certain industries; and

•	providing export credit support.

As a result and also due to the gradual recovery of the Asian economies from the 1997 Asian economic crisis, China’s foreign trade volume increased over the past five years. In October 2003, the State Council decided to reduce most, and eliminate some, of the value-added tax rebates for exported goods in order to, among other things, increase competition in the import and export industry.

The following table sets forth the composition of China’s exports for the years from 1999 through 2003.

Composition of Exports

	1999	2000	2001	2002	2003	% of Total
	(in billion of US$, except for percentage)
Primary Goods
Food	10.5	12.3	12.8	14.6	17.5	4.0%
Beverages & Tobacco	0.8	0.7	0.9	1.0	1.0	0.2
Non-Food Raw Materials	3.9	4.5	4.2	4.4	5.0	1.1
Mineral Fuels, Lubricants & Related Materials	4.7	7.9	8.4	8.4	11.1	2.5
Animal & Vegetable Oil	0.1	0.1	0.1	0.1	0.1	0.0

Subtotal	19.9	25.5	26.3	28.5	34.8	7.9%
Manufactured Goods
Chemicals & Related Products	10.4	12.1	13.4	15.3	19.6	4.5%
Textiles, Light Industry Products & Raw Materials	33.3	42.5	43.8	53.0	69.0	15.8
Machinery & Transportation Equipment	58.8	82.6	94.9	127.0	187.9	42.9
Clothing, Garments & Miscellaneous Products	72.5	86.3	87.1	101.2	126.1	28.8
Products Not Otherwise Classified	0.0	0.2	0.6	0.6	1.0	0.2

Subtotal	175.0	223.7	239.8	297.1	403.6	92.1

Total	194.9	249.2	266.1	325.6	438.2	100.0%

Sources:	China Statistical Yearbook of 2003 and China Statistical Abstract of 2004, the State Statistical Bureau of China; Ministry of Finance.

The following table sets forth the composition of China’s imports for the years from 1999 through 2003.

Composition of Imports

	1999	2000	2001	2002	2003	% of Total
	(in billion of US$, except for percentage)
Primary Goods
Food	3.6	4.8	5.0	5.2	6.0	1.4%
Beverages & Tobacco	0.2	0.4	0.4	0.4	0.5	0.1
Non-Food Raw Materials	12.7	20.0	22.1	22.7	34.1	8.3
Mineral Fuels, Lubricants & Related Materials	8.9	20.6	17.5	19.3	29.2	7.1
Animal & Vegetable Oil	1.4	1.0	0.8	1.6	3.0	0.7

Subtotal	26.8	46.7	45.7	49.3	72.8	17.6%
Manufactured Goods
Chemicals & Related Products	24.0	30.2	32.1	39.0	49.0	11.9%
Textiles, Light Industry Products & Raw Materials	34.3	41.8	42.0	48.5	63.9	15.5
Machinery & Transportation Equipment	69.5	91.9	107.0	137.0	192.9	46.7
Miscellaneous Products	9.7	12.8	15.1	19.8	33.0	8.0
Products Not Otherwise Classified	1.4	1.7	1.7	1.6	1.3	0.3

Subtotal	138.9	178.4	197.8	245.9	340.1	82.4

Total	165.7	225.1	243.6	295.2	412.8	100.0%

Sources:	China Statistical Yearbook of 2003 and China Statistical Abstract of 2004, the State Statistical Bureau of China; Ministry of Finance.

The following table sets forth data relating to the geographic distribution of China’s trade for the years from 1999 through 2003 with respect to the major continents and selected countries and regions within some of the continents. The destination of exports is determined by the immediate destination of goods exported from China and the origination of imports is determined by the immediate country, region or territory from which goods are transported into China.

Geographic Distribution of Trade

	1999		2000		2001		2002		2003
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
	(in billions of US$)
Asia	102.6	101.7	132.3	141.3	140.9	147.1	170.4	190.3	222.6	272.9
Hong Kong (1)	36.9	6.9	44.5	9.4	46.5	9.4	58.5	10.7	76.3	11.1
Japan	32.4	33.8	41.7	41.5	44.9	42.8	48.4	53.5	59.4	74.2
Taiwan	4.0	19.5	5.0	25.5	5.0	27.3	6.6	38.1	9.0	49.4
North America	44.4	21.8	55.3	26.1	57.6	30.2	74.3	30.9	98.1	38.3
United States	41.9	19.5	52.1	22.4	54.3	26.2	69.9	27.2	92.5	33.9
Latin America	5.3	3.0	7.2	5.4	8.2	6.7	9.5	8.3	11.9	14.9
Europe	35.5	32.6	45.5	40.8	49.2	48.4	59.2	53.4	88.3	69.7
Germany	7.8	8.3	9.3	10.4	9.8	13.8	11.4	16.4	17.5	24.3
United Kingdom	4.9	3.0	6.3	3.6	6.8	3.5	8.1	3.3	10.8	3.6
France	2.9	3.8	3.7	4.0	3.7	4.1	4.1	4.3	7.3	6.1
Oceania	3.1	4.2	3.9	5.9	4.1	6.3	5.3	6.8	7.3	8.6
Africa	4.1	2.4	5.0	5.6	6.0	4.8	7.0	5.4	10.2	8.4

(1)	A significant portion of trade with Hong Kong involves goods which are re-exported to third countries or are imports which have originated from third countries.

Sources:	The Ministry of Commerce of the People’s Republic of China.

Based on the immediate source of imports and the immediate destination of exports, China’s largest trading partners in 2003 were the United States, Europe, Hong Kong and Japan.

To diversify its foreign trade market, China is seeking to develop relationships with new trading partners, such as countries in Latin America and in Eastern Europe. In 2003, China also entered into closer economic partnership arrangements with Hong Kong and Macau for the purpose of enhancing economic and trade exchanges between mainland China and Hong Kong and Macau. In order to expand trade and increase competition, the PRC government has over the years relaxed the qualification requirements for privately owned enterprises to import and export goods and services.

Balance of Payments

Balance of payments measures the relative flow of goods, services and capital into and out of China as represented in the current account balance and the capital account balance. The current account balance tracks China’s trade in goods and services. The capital account balance covers all transactions involving the transfer of capital into and out of China, including securities investments, direct investments and loans. The overall balance represents the sum of the current account and capital account balances. An overall balance surplus indicates a net inflow of foreign currencies while an overall balance deficit indicates a net outflow of foreign currencies. If the overall balance is positive, the surplus, which represents China’s savings, finances the overall deficit of China’s trading partners.

The following table summarizes China’s balance of payments and related statistics for the periods indicated.

Balance of Payments

	1999	2000	2001	2002	2003
	(in billions of US$)
Current Account
Exports	194.7	249.1	266.1	325.7	438.3
Imports	158.7	214.7	232.1	281.5	393.6

Foreign Trade Balance	36.0	34.5	34.0	44.2	44.7
Non-Trade Balance	(19.8)	(20.3)	(25.1)	(21.8)	(16.4)
Transfer Balance	4.9	6.3	8.5	13.0	17.6

Current Account Balance	21.1	20.5	17.4	35.4	45.9

Capital Account
Direct Investment	37.0	37.5	37.4	46.8	47.2
Portfolio Investment	(11.2)	(4.0)	(19.4)	(10.3)	11.4
Other Investment(1)	(20.5)	(31.5)	16.9	(4.1)	(5.9)

Capital Account Balance	5.2	2.0	34.8	32.3	52.7

Overall Balance	26.3	22.4	52.2	67.7	98.6
Errors and Omissions	(17.8)	(11.9)	(4.9)	7.8	18.4

Changes in Reserves(2)	(8.5)	(10.5)	(47.3)	(75.5)	(117.0)

(1)	Includes inflows of trade credits, loans, deposits and other assets from foreign countries into China less outflows of trade credits, loans, deposits and other assets from China to foreign countries, which vary significantly from year to year.
(2)	Numbers in parentheses represent increases in reserves.

Sources:	Annual Reports of the People’s Bank of China of 2002 and 2003, the People’s Bank of China.

From 1999 to 2003, China maintained a current account surplus in each year. The largest current account items are exports and imports. Non-trade balance account items include income and payments relating to international tourism, transportation, investment, banking, insurance and postal services. Transfer balance account items include unilateral money flows, such as repatriations, foreign aid and donations, as well as remittances from overseas Chinese.

Official International Reserves

China has substantially increased its official international reserves in recent years. China’s official international reserves include: (1) gold reserves; (2) reserves deposited with the International Monetary Fund; (3) special drawing rights at the International Monetary Fund; and (4) U.S. dollars and other convertible foreign currencies, the amount of which is subject to change.

The following table presents China’s official international reserves at the dates indicated.

Official International Reserves

	December 31,
	1999	2000	2001	2002	2003
	(in billions of US$)
Foreign Exchange	154.7	165.6	212.2	286.4	403.3
Special Drawing Rights	0.7	0.8	0.9	1.0	1.1
Reserve Position at the IMF	2.3	1.9	2.6	3.7	3.8
Gold Reserves	0.6	0.6	3.1	4.1	4.1

Total	158.3	168.9	218.7	295.2	412.2

Source:	Annual Report of the People’s Bank of China of 2003, the People’s Bank of China.

The following table presents China’s import coverage, which is derived by dividing the year-end balance of foreign exchange reserves by the total imports for such year and multiplying the quotient by 12, for the periods indicated.

Import Coverage

	December 31,
	1999	2000	2001	2002	2003
	(in billions of US$, except for import coverage)
Foreign Exchange Reserves	154.7	165.6	212.2	286.4	403.3
Imports	158.7	214.7	232.1	281.5	393.6
Import Coverage (number of months)	11.7	9.3	11.0	12.2	12.3

Sources:	Annual Reports of the People’s Bank of China of 2002 and 2003, the People’s Bank of China; the Ministry of Finance.

The objective of the government’s foreign exchange reserve policy is to maintain national reserves amounting to the equivalent in value of at least three to four months of imports. This policy conforms with international standards. The government intends to maintain its level of gold reserves at the current level and diversify its currency base. The U.S. dollar remains the primary foreign currency in the government’s portfolio.

World Trade Organization

China became a member of the WTO on December 11, 2001, but the implementation of its commitments is generally subject to a five-year phase-in period. The government believes that China’s entry into the WTO has brought both opportunities and challenges to the country. Foreign investment is largely focused on China’s heavy industry, infrastructure, high technology and service industries. Although these investments help improve the overall efficiency and competitiveness of these industries, they are also creating competition for domestic companies in these sectors. In agriculture, foreign produce poses a challenge to China’s farming industry. China’s foreign trade is also witnessing an increase in capital-intensive and technology-intensive imports, which compete with domestic products in the relevant sectors. State-owned enterprises, however, have to undergo additional reforms to become more competitive in the marketplace. Foreign investors will also be able to merge with, acquire equity interest in, and form joint ventures with some of these state-owned enterprises.

Subsequent to China’s entry into the WTO, the government has taken measures to adjust its import tariffs to comply with its WTO commitments. Effective January 1, 2002, China reduced its import tariffs on approximately 5,300 items from an average level of 15.3% to 12%. In particular, the average tariff for industrial products dropped from 14.7% to 11.3%, and that for agricultural produce dropped from 18.8% to 15.8%. At the same time, China eliminated its import quotas for a number of items such as grain, wool, cotton, polyester fiber, acrylic fiber and fertilizer. Effective January 1, 2003, China further reduced its import tariffs on approximately 3,000 items, and lowered the average tariff level from 12% to 11%. Effective January 1, 2004, China reduced its import tariff on approximately 2,414 items and lowered the average tariff level from 11% to 10.4%. China will continue to adjust its import quotas and tariffs in compliance with its WTO commitments. As of June 30, 2003, the government had eliminated over 150 administrative regulations and 800 provisions and policies relating to foreign investment and trade, and modified over 300 rules and regulations of similar nature.

PRC FINANCIAL SYSTEM

China has in the past taken and is currently taking significant measures to reform its financial system in keeping with its transition from a planned economy to a market economy.

The Central Bank

The People’s Bank of China is the central bank of China and acts under the direct leadership of the State Council. In accordance with the Law on the People’s Bank of China, adopted in 1995, the central bank is responsible for the formulation and execution of monetary and foreign exchange policies. The primary objective of the central bank is to promote monetary and financial stability by maintaining a prudent and reasonable exchange rate for the Renminbi and controlling inflation. In December 2003, China amended the Law on the People’s Bank of China to strengthen the functions of its central bank in formulating and implementing its monetary policies.

The People’s Bank of China regulates the money supply through its exclusive right to issue the Renminbi, adjust the discount rate and conduct open market operations, and through its management of the government’s gold and foreign currency reserves. In addition, the People’s Bank of China provides credit and rediscount facilities to banks in China. The People’s Bank of China, through its foreign exchange regulatory arm, the State Administration of Foreign Exchange, also monitors and regulates external borrowings by Chinese entities. See “— Internal and External Debt.” The People’s Bank of China also supervised and regulated banking institutions in China until the China Banking Regulatory Commission was formed in April 2003. China Banking Regulatory Commission is the principal regulator and supervisor of banks and non-bank financial institutions in China.

Previously, the principal instruments of monetary policy were credit ceilings, interest rate controls, Renminbi exchange rate controls and direct administrative intervention. However, the People’s Bank of China is increasingly using open market operations to regulate the money supply. Under these open market operations, qualified commercial banks and other financial institutions are permitted to trade treasury securities and central bank securities with the People’s Bank of China. The People’s Bank of China decided to further enlarge the floating range of lending rates for financial institutions from January 1, 2004. The upper limit of the floating range of lending rates for commercial banks and urban credit cooperatives was increased to 170% of the basic lending rate set by the People’s Bank of China. The upper limit for rural credit cooperatives was increased to 200% of the basic rate and the lower limit for financial institutions remained unchanged at 90% of the basic rate. The recent government restructuring aims to further strengthen the authority of the central bank as the regulator of China’s monetary policy by increasing its regulatory and supervisory efficiency and independence. This includes the establishment of the China Banking Regulatory Commission to take over the regulatory function of China’s banks and other financial institutions from the People’s Bank of China. See “— Financial Sector Restructuring” below.

In April 1997, China established a 12-member monetary policy committee headed by the governor of the People’s Bank of China, which currently consists of top officials from the National Development and Reform Commission, the Ministry of Commerce, the Ministry of Finance, the State Administration of Foreign Exchange, the China Banking Regulatory Commission, the China Securities Regulatory Commission, the China Insurance Regulatory Commission and certain experts. The monetary policy committee regularly meets to discuss major monetary issues and makes recommendations to the State Council concerning China’s monetary policy.

In January 2003, the People’s Bank of China issued a series of new regulations to combat money laundering. These regulations took effect on March 1, 2003.

The following table presents the summary balance sheet of the central bank at the dates indicated.

Summary Central Bank Balance Sheet

	December 31,
	1999	2000	2001	2002	2003
	(in billions of Rmb)
Assets
Foreign Assets (Net)	1,445.9	1,518.9	1,935.1	2,324.3	3,114.2
Foreign Exchange	1,406.1	1,481.5	1,885.0	2,210.7	2,984.2
Gold(1)	1.2	1.2	25.6	33.7	33.7
Other Foreign Assets	38.5	36.2	24.5	79.8	96.3
Central Bank Claims on:
Government	158.3	158.3	282.1	286.4	290.1
Deposit-taking Banks	1,537.4	1,351.9	1,131.2	998.3	1,061.9
Special Depositary Institutions	—	—	—	230.5	136.3
Other Financial Institutions	383.3	860.0	854.7	724.0	725.6
Non-financial Institutions	10.2	11.0	19.6	20.7	20.6
Other Assets	—	—	—	526.6	851.6

Total	3,535.1	3,900.1	4,222.7	5,110.8	6,200.4

Liabilities
Reserve Money	3,362.0	3,649.1	3,985.2	4,513.8	5,284.1
Currency Issue	1,507.0	1,593.8	1,686.9	1,858.9	2,124.0
Liabilities to Financial Institutions	1,472.9	1,601.9	1,708.9	1,913.8	2,255.8
Bonds	11.9	—	—	148.8	303.2
Foreign Liability	—	—	—	42.3	48.3
Deposits of Government	178.6	310.0	285.1	308.5	495.5
Owned Capital	36.7	35.7	35.5	22.0	22.0
Other Items (Net)	(54.2)	(94.7)	(83.0)	75.4	47.4

Total	3,535.1	3,900.1	4,222.7	5,110.8	6,200.4

(1)	Effective December 2001, the People’s Bank of China adjusted the valuation of gold reserves, which resulted in the position changes for bullion and silver purchases.

Sources:	Quarterly Statistical Bulletin (Series 1) of 2004, Annual Reports of the People’s Bank of China of 2002 and 2003, the People’s Bank of China.

Money Supply; Credit

Since the start of China’s economic reforms in 1978, there has been a rapid growth in total money supply and a similar increase in the level of monetary assets. This growth is attributable to, among other factors, the significant growth in the PRC economy, the increase in lending by PRC financial institutions and the inflation rate in the PRC. More recently, this growth is attributable to China’s significant balance of payments surplus. Although the People’s Bank of China has taken various measures to reduce money supply, these measures have not been able to fully offset this growth in money supply. The following table presents the volume of the money supply and year-on-year growth rates for the periods indicated.

Money Supply

	1999	Growth Rate	2000	Growth Rate	2001	Growth Rate	2002	Growth Rate	2003	Growth Rate
	(in billions of Rmb, except for percentages)
M0(1)	1,345.6	20.1%	1,465.3	8.9%	1,568.9	7.1%	1,727.8	10.1%	1,974.6	14.3%
M1(2)	4,583.7	17.7	5,314.7	16.0	5,987.2	12.7	7,088.2	16.8	8,411.9	18.7
M2(3)	11,989.8	14.7%	13,461.0	12.3%	15,830.2	14.4%	18,500.7	16.8%	22,122.3	20.0%

(1)	Currency in circulation.
(2)	M0 plus demand deposits of enterprises and institutions.
(3)	M1 plus time deposits of enterprises, deposits of self-financed funds for capital construction, household deposits and other deposits.

Source:	Annual Report of the People’s Bank of China of 2003, the People’s Bank of China.

The following table presents the allocation of total outstanding loans from financial institutions for the periods indicated.

Allocation of Outstanding Loans from Financial Institutions(1)

	1999	2000	2001	2002	2003
	(in billions of Rmb)
Short-term Loans
Industrial Enterprises	1,794.9	1,701.9	1,863.7	2,019.1	2,275.6
Commercial Enterprises	1,989.1	1,786.9	1,856.3	1,797.3	1,799.4
Construction Enterprises	147.7	161.7	210.0	274.8	300.2
Agricultural Projects	479.2	488.9	571.2	688.5	841.1
Township and Village Enterprises	616.1	606.1	641.3	681.2	766.2
Private Enterprises and Individuals	57.9	65.5	91.8	105.9	146.2
Foreign-invested Enterprises	298.6	305.0	326.4	269.7	256.9
Other Short-term Loans	1,005.2	1,458.9	1,172.2	1,588.3	1,980.5
Medium and Long-term Loans	2,396.8	2,793.1	3,932.8	4,864.2	6,340.1
Trust Loans and Designated Loans	250.5	241.0	249.8	217.0	228.1
Other Loans	337.4	328.2	325.2	623.4	965.2

Total	9,373.4	9,937.1	11,231.5	13,129.4	15,899.6

(1)	Financial institutions include the People’s Bank of China, policy banks, state-owned commercial banks, postal savings agencies, other commercial banks, urban cooperative banks, rural credit cooperatives, urban credit cooperatives, trust and investment companies, leasing companies and financial companies.

Source:	China Statistical Abstract 2004, the National Bureau of Statistics of China.

At December 31, 2003, the aggregate amount of outstanding loans by all financial institutions reached Rmb 15,899.6 billion, representing an increase of 21.1% over 2002. In an effort to slow growth in the country’s money supply, the People’s Bank of China increased the required reserve ratio for commercial banks from 7% to 7.5% in April 2004.

Inflation

Price reform commenced in 1979 when the government relaxed the price control for agricultural products substantially and for textile products and certain raw materials moderately. In 1985, the government eliminated state-mandated prices on agricultural produce except for cotton and a limited number of staples (the price and distribution of which are still subject to overall government control) and has since then permitted an increasing number of raw materials and industrial products to be sold at market prices. In December 1997, the National People’s Congress promulgated China’s Price Law. Pursuant to this law, prices for most of the goods and services are determined by the market, except for a very limited number of goods and services, the prices of which will continue to be set under state pricing guidelines. Goods falling into this latter category generally consist of goods that are deemed critical for the development of the national economy and for people’s daily life, goods made of raw materials of limited supply and key public utilities and public facilities. The government has also made efforts to stabilize the price of grains in an attempt to prevent drastic deterioration of farmers’ income. Currently, prices for most goods and services are determined by market forces, and only 13 types of products are subject to government price controls.

China calculates its rate of inflation based on the year-on-year percentage change in the consumer price index. The consumer price index is calculated on a weighted basket of consumer goods and services for the urban and rural areas, using a monthly averaging method. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

The PRC economy experienced rapid growth between 1990 and 1996, with GDP increasing at an average annual rate of 10.2%. This rapid growth resulted in imbalances in the PRC economy for certain periods, especially with respect to inflation, which peaked at an annual rate of 24.1% in 1994. The government subsequently tightened its fiscal and monetary policy and the inflation rate declined to 2.8% in 1997. In 2003, China had a GDP growth rate of 9.1% and an inflation rate of 1.2%.

The following table presents rates of inflation as measured by percentage changes in the consumer price indices and the general retail price indices for the periods indicated.

Percentage Increase in Consumer Price Indices and General Retail Price Indices

	1999	2000	2001	2002	2003
Consumer Price Indices(1)
Urban	(1.3)%	0.8%	0.7%	(1.0)%	0.9%
Rural	(1.5)	(0.1)	0.8	(0.4)	1.6
Overall	(1.4)	0.4	0.7	(0.8)	1.2
General Retail Price Indices(2)
Urban	(3.0)	(1.5)	(1.1)	(1.5)	(0.4)
Rural	(2.9)	(1.5)	(0.4)	(0.9)	0.5
Overall	(3.0)%	(1.5)%	(0.8)%	(1.3)%	(0.1)%

(1)	The consumer price index, or cost of living index, is calculated on a weighted basket of consumer goods and services for the urban and rural areas, respectively.
(2)	The general retail price index in China is calculated on a weighted basket of consumer goods and industrial products for the urban and rural areas, respectively.

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

Ever since the Asian financial crisis in 1997, the government has taken various measures to stimulate domestic consumption. Its active fiscal policy over the years has limited the deflationary trend. The government believes that, with the recovery of the world economy and the continued expansion of China’s economy, deflationary pressure will be gradually alleviated.

Overview of Financial Institutions

The majority of the assets in the PRC financial sector are held and managed by financial institutions owned or otherwise controlled by the central or local governments. The following table presents the assets of banks and non-bank financial institutions in China at the dates indicated.

Assets of Financial Institutions

	December 31,
	1999	2000	2001	2002	2003
	(in billions of Rmb)
Deposit-taking Institutions:(1)	12,326.4	13,907.6	14,870.0	21,532.9	25,441.3
State-owned Commercial Banks(2)	9,176.3	10,144.5	10,324.9	13,549.6	15,640.0
Other Commercial Banks(3)	1,142.9	1,529.1	1,930.6	2,997.7	3,890.6
Rural Credit Cooperatives	1,239.2	1,393.1	1,610.8	2,205.2	2,674.6
Urban Credit Cooperatives(4)	630.2	679.5	780.0	119.2	148.7
Foreign-invested Banks	31.8	34.4	45.2	288.1	333.1
Finance Companies	137.8	161.6	223.7	408.1	495.6
Special-purpose Depositary Institutions(5)	939.1	1,010.7	1,146.1	1,544.2	1,796.4

(1)	Includes Agricultural Development Bank of China.
(2)	Includes Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank.
(3)	Includes, among others, Bank of Communications, CITIC Industrial Bank, China Merchants Bank, China Everbright Bank, Huaxia Bank, Industrial Bank, Guangdong Development Bank, Shenzhen Development Bank, Shanghai Pudong Development Bank and Minsheng Bank.
(4)	Includes urban cooperative banks.
(5)	Includes trust and investment companies, leasing companies, policy banks such as China Development Bank and Import and Export Bank of China, none of which, unless specifically authorized, receives deposits from individual customers.

Source:	Quarterly Statistical Bulletin (Series 1) of 2003 and 2004, the People’s Bank of China.

Since 2002, the People’s Bank of China has revised its system of monetary and financial statistics in line with the IMF Manual on Monetary and Financial Statistics. As a result, the monetary statistics since 2002 will not be fully compatible with prior statistics. The revision includes the following three aspects:

•	to adjust the reporting institutions, i.e. foreign-funded banks are included in the reporting institutions, policy banks are removed from the group of state-owned commercial banks and the urban commercial banks are separated from urban credit cooperatives;

•	to expand statistical coverage with foreign currency business activities of domestic financial institutions being included in monetary statistics; and

•	to correct the existing errors and omissions, e.g. rediscount is reclassified as borrowing from central bank rather than as a subtraction of claims on non-financial institutions.

The People’s Bank of China began in 2003 to publish information on two additional types of deposit-taking banks, rural commercial banks and urban commercial banks. At the end of 2002 and 2003, urban commercial banks had total assets of Rmb 1,152.4 billion and Rmb 1,477.8 billion, respectively. Data about total assets of rural commercial banks is currently unavailable.

Banking Institutions

The banking industry consists of policy banks, state-owned commercial banks, other commercial banks, cooperatives and other deposit-taking institutions. These entities are regulated principally by the China Banking Regulatory Commission. Banks and credit cooperatives established in China are also subject to regular audits by the National Audit Office and are required to provide the China Banking Regulatory Commission and the People’s Bank of China with all information necessary for statistical and business regulation purposes. The Commercial Banking Law of the PRC, enacted in July 1995 and amended in December 2003, provides commercial banks with greater operational autonomy, prevents commercial banks from making investments in non-bank financial businesses, and protects customers’ privacy and other interests. The government is still in the process of restructuring the PRC banking system. See “— Financial Sector Restructuring” below.

Policy Banks. Pursuant to the government’s financial reform program, the policy functions and the commercial functions of the former state-owned banks have been separated. As part of this process, the government established the China Development Bank, the Export and Import Bank of China, and the Agricultural Development Bank of China in 1994 to perform most of the policy-based lending. These policy banks help implement government development strategies through their lending activities.

State-owned Commercial Banks. Prior to the 1978 economic reforms, the People’s Bank of China was both China’s central bank and its only significant commercial bank. In 1979, the rural banking function of the People’s Bank of China was transferred to a newly established state-owned bank called the Agricultural Bank of China. The Agricultural Bank of China specialized in providing lending and other services to the agricultural and other rural sectors, such as township and village enterprises. In 1983, the government transferred the remaining commercial banking functions of the People’s Bank of China to another state-owned bank called the Industrial and Commercial Bank of China. The Industrial and Commercial Bank of China specialized in providing loans and related banking services to industrial and commercial enterprises. The government also formed China Construction Bank, formerly known as the People’s Construction Bank of China, which specialized in funding large infrastructure projects. In addition, the Bank of China specialized in foreign exchange transactions and financing international trade. These four state-owned banks formerly engaged in both commercial lending and policy-based lending and did not operate with the sole objective of making profits from their operations. Since 1994, they are no longer required to engage in policy-based lending. Collectively, these state-owned banks currently account for approximately 61.5% of the total assets of the deposit taking financial institutions in China, and their performance has been a critical determinant of the overall performance of China’s financial sector. The restructuring of the PRC banking system has significantly altered the role of these banks. See “— Financial Sector Restructuring” below. In recent years, these commercial banks have diversified their businesses beyond their original scope into other areas, including areas in which other state-owned commercial banks are active.

The primary sources of funds for the state-owned commercial banks are deposits, equity investments and other funds from the government. Borrowings from domestic capital markets and from international financial institutions and, to a limited extent, borrowings in the international capital markets are also important sources of funds for these banks.

Other Commercial Banks. These are commercial banks in China that are not directly owned by the state, such as the Bank of Communications, China Merchants Bank, China Everbright Bank, CITIC Industrial Bank, Huaxia Bank, Guangdong Development Bank, Shenzhen Development Bank and Minsheng Bank. There are also urban commercial banks and rural commercial banks that were converted from urban credit cooperatives and rural credit cooperatives. Some commercial banks are wholly or partially privately owned, such as China Minsheng Bank and Pudong Development Bank. At the end of August 2003, five commercial banks had listed their shares on Chinese domestic stock exchanges. All commercial banks are subject to supervision and regulation of the China Banking Regulatory Commission and the People’s Bank of China.

Rural and Urban Credit Cooperatives. A large network of rural credit cooperatives exists in China’s countryside. These rural credit cooperatives are largely an extension of the Agricultural Bank of China, and provide a limited range of financial services, such as taking deposits and providing seasonal credits to the rural sector. In August 2003, the China Banking Regulatory Commission directed that rural credit cooperatives in seven provinces and Chongqing begin their respective ownership reforms through diversified shareholding on an experimental basis, a measure taken to strengthen the management and risk control of such credit cooperatives. In November 2003, the State Council approved the experimental reform plan for implementation in these eight provinces and allocated an aggregate of Rmb 38 billion to support such implementation. There are also urban credit cooperatives in China. Urban credit cooperatives are controlled primarily by the Industrial and Commercial Bank of China and local governments, but they exist as independently operated banking institutions. These urban credit cooperatives perform limited banking functions for small enterprises and urban residents. Credit cooperatives are generally subject to supervision and regulation of the China Banking Regulatory Commission and the People’s Bank of China.

Other Deposit-taking Institutions. Other deposit-taking institutions include PRC branches of foreign banks, sino-foreign joint venture banks. At the end of 2003, there were 13 foreign-invested banks, 156 foreign bank branches and three foreign finance companies in China. Joint venture banks may engage in both Renminbi-denominated and foreign currency-denominated lending and special deposit-taking transactions with foreign-invested enterprises. These entities are subject to supervision and regulation of the China Banking Regulatory Commission and the People’s Bank of China. Recently, China has allowed broader participation from a limited number of licensed foreign banks in certain Renminbi-related transactions in China. See “— Financial Sector Restructuring” below.

Non-Bank Financial Institutions

In China, non-bank financial institutions include trust and investment companies (regulated by the China Banking Regulatory Commission and the People’s Bank of China), insurance companies (regulated by the China Insurance Regulatory Commission), securities companies (regulated by the China Securities Regulatory Commission), asset management companies (regulated by the China Banking Regulatory Commission and the People’s Bank of China), financial companies (regulated by the China Banking Regulatory Commission and the People’s Bank of China) and financial leasing companies (regulated by the China Banking Regulatory Commission and the People’s Bank of China). These institutions are audited regularly by the National Audit Office. The government has recently implemented further restructuring measures to place these non-bank financial institutions under closer supervision.

Trust and Investment Companies. Trust and investment companies, since their inception in the late 1970s, have been an important part of China’s financial industry. Most of these companies are owned by local governments. These companies primarily engage in the financing of joint ventures and other projects, including investments in equity and long-term debt. Some of the trust and investment companies engaged in international borrowings until the bankruptcy and liquidation of Guangdong International Trust & Investment Corporation in October 1998, after which the People’s Bank of China conducted a nationwide re-examination of such institutions. At the end of 2000, there were 239 trust and investment companies in China. As a result of the nationwide re-examination, most of the former trust and investment companies have been restructured, merged or liquidated, with approximately 74 companies remaining. The People’s Bank of China modified the Rules on Management of Trust and Investment Companies in June 2002, which set forth the permissible functions and business scope of these companies and their re-registration with and supervision by the People’s Bank of China. See “— Financial Sector Restructuring” below.

Insurance Companies. China’s insurance industry has experienced rapid growth over the past decade. From 1999 to 2003, the annual growth of premium revenue of China insurance industry on average reached 29.19%, among which, the average annual growth of premium revenue of life insurance reached 36.3%. Before 1986, the People’s Insurance Company of China was the only insurance company in China. The number of insurance companies increased to 61 as of the end of 2003, among which foreign funded insurance companies reached 37. Major channels of investments available for insurance premiums are bank deposits and treasury bonds. At the end of 2003, the aggregate amount of the bank deposits and investment funds reached Rmb 837.9 billion.

PICC Property and Casualty Company Limited and China Life Insurance Company Limited successfully completed their overseas listings respectively in 2003 and Pingan Insurance Company completed its overseas listing in 2004. Such listing improved their equity structures. Since China’s entry into the WTO, China has permitted foreign life and non-life insurers and insurance brokers to provide services in Dalian, Foshan, Guangzhou, Shanghai and Shenzhen. Pursuant to China’s WTO commitments, foreign life and non-life insurers and insurance brokers were permitted to provide services in ten additional cities by the end of 2003. In addition, there will no longer be any geographic restriction on foreign insurance service providers by the end of 2004. As a step to fulfill its WTO commitment, China has promulgated the Regulations on Foreign-invested Insurance Companies, which came into effect on February 1, 2002.

As a result of the recent growth in the insurance industry, the government has been modifying the rules and regulations affecting the insurance industry. In 1995, the government adopted the Insurance Law of China. Since October 1998, insurance companies have been permitted to trade bonds in the interbank market. In November 1998, the China Insurance Regulatory Commission was established as the regulatory authority responsible for the supervision and regulation of the insurance industry, replacing the People’s Bank of China. By February 2004, the China Insurance Regulatory Commission had established a nationwide supervisory system consisting of 36 representative offices throughout China. In January 2000, the China Insurance Regulatory Commission issued the Provisions on Management of Insurance Companies to regulate such matters as the establishment and operation of insurance companies in China as well as the issue of insurance policies and charge of insurance premiums. In November 2000, the China Insurance Association was formed as a self-regulatory organization with the authority to adopt its own industry conventions and customs, subject to the supervision of the China Insurance Regulatory Commission.

Securities Companies. At the end of 2003, China had approximately 133 licensed securities companies, and 72 accounting firms licensed to provide accounting services in connection with securities transactions. Since China’s entry into the WTO, foreign service suppliers have been permitted to hold an equity interest of up to 33.3% in a joint venture to conduct a domestic securities investment fund management business. By the end of 2004, foreign investors will be able to hold up to 49% of such joint venture. In addition, foreign securities institutions will be permitted to establish joint ventures, with foreign equity not exceeding 33.3%, to engage (without Chinese intermediaries) in the underwriting of shares listed on both Chinese and foreign stock exchanges as well as government and corporate bonds by the end of 2004. The PRC Rules on Foreign-invested Securities Companies and the Rules on Foreign-Invested Fund Management Companies went into effect on July 1, 2002. The Experiential Guideline on Corporate Governance of Securities Companies was promulgated at the end of 2003. The Guideline sets forth standards on the performance of board of directors and the supervision and regulation on the management of securities companies.

In an effort to comply with China’s commitments to the WTO, the China Securities Regulatory Commission issued the Interim Provisional Measures Governing Domestic Securities Investments by Qualified Foreign Institutional Investors (QFII) to permit qualified foreign investors to invest in China’s securities markets. The interim provisions became effective on December 1, 2002. In order to promote the reform and stable development of China’s capital market, the State Council issued directives in January 2004 to encourage direct financing, establishment of unified securities markets and improvement of registration and clearing system for securities exchanges.

Asset Management Companies. To improve the asset quality and risk management at financial institutions, the government established four asset management companies in 1999 to dispose of non-performing loans at the four state-owned commercial banks. At the end of 2000, approximately Rmb 1,400 billion of non-performing loans at these state-owned commercial banks had been transferred to the four asset management companies, which included debt-equity swap arrangements with 578 state-owned enterprises involving an aggregate of Rmb 240 billion of non-performing loans. Operations of theses asset management companies are subject to the supervision of the People’s Bank of China and the Ministry of Finance in accordance with the Provisions on Asset Management Companies promulgated by the State Council in November 2000. By the end of 2003, the four asset management companies had disposed of non-performing assets totaling Rmb 509.4 billion and recovered cash assets totaling Rmb 99.4 billion.

Financial Sector Restructuring

China is continuing to restructure its financial system to increase its ability to exercise effective control over monetary policy through macroeconomic policy tools and to improve supervision over the financial sector. The steps the central government has taken to achieve this goal include:

•	establishing an effective monetary policy management system with the People’s Bank of China as the central bank;

•	establishing the China Banking Regulatory Commission as the primary regulator of China’s banking industry;

•	strengthening the China Securities Regulatory Commission’s supervision of the securities industry;

•	establishing the China Insurance Regulatory Commission to regulate China’s insurance industry;

•	improving the management at financial institutions;

•	strengthening the risk management capability of financial institutions; and

•	gradually opening up China’s financial market to foreign capital and competition.

The adoption of the Law on the People’s Bank of China in 1995 has strengthened and clarified the People’s Bank of China’s responsibilities as the central bank of China. Pursuant to a State Council decision in November 1998 in furtherance of the objectives of this legislation, all of the then existing provincial and municipal branches of the People’s Bank of China were replaced by nine newly created regional branches. The new central banking system became operational on January 1, 1999. As a result of the financial sector restructuring, the People’s Bank of China’s ability to make credit available to non-bank financial institutions has been restricted.

The establishment of the National Unified Interbank Loan Trading System in January 1996 created a unified national interbank money market. Headquartered in Shanghai, the system had 616 members at the end of 2003. Its members are financial institutions (including their branches) with authorization from the People’s Bank of China to engage in the interbank Renminbi lending business in China. The National Unified Interbank Loan Trading System operates through a computer network connecting the members across the country. Since the inception of the interbank money market, China has been publishing its unified interbank interest rate based upon the weighted average of market quotations, known as CHIBOR. At the end of 2003, 289 banks, 56 securities companies, and 32 finance companies have been permitted to participate in the interbank lending business, further facilitating the linkage between the securities and money markets. In June 2003, the National Unified Interbank Loan Trading System established an automated quotation system for negotiated instruments to provide quotation and information services to financial institutions regarding re-negotiation and repurchase of such negotiated instruments.

Interbank lending in Renminbi in 2003 totaled Rmb 2,411.3 billion, a 106.6% increase over 2002.

In addition, the government has been actively and cautiously allowing greater participation by foreign financial entities in China’s financial sector. By the end of 2003, there were a total of 169 branches, joint ventures and subsidiaries established by foreign banks in China with total assets of Rmb 333.1 billion. Upon its entry into the WTO, China lifted all geographic and customer restrictions on foreign currency business conducted by foreign banks. Furthermore, in each year following China’s entry into the WTO, four more cities will be opened to foreign banks for local currency business. In addition, all geographic restrictions will be removed by the end of 2006. Currently, 13 cities in China were open to foreign banks for local currency business. With respect to customer restrictions on local currency business, foreign financial institutions were permitted to provide banking services to Chinese corporate customers by the end of 2003 and will be permitted to engage in retail banking services and retail Renminbi-related businesses no later than the end of 2006. In addition, since December 1, 2003, China has implemented a series of policies to open up its banking sector. Such policies mainly aim at:

•	allowing foreign financial institutions into automobile finance service sector;

•	lowering operating capital requirements for foreign banks’ branches in China;

•	streamlining the market access procedures for foreign financial institutions;

•	increasing the equity ratio allowed for foreign investments in domestic financial institutions; and

•	encouraging qualified overseas strategic investors to participate in the restructuring and reform of China’s banking sector, especially small- and medium-sized financial institutions.

In 1998, the People’s Bank of China started to use asset/liability ratios and other risk management measures to supervise and monitor commercial banks in place of its credit ceiling system. The newly established China Banking Regulatory Commission is continuing the efforts made by the People’s Bank of China to monitor asset quality and enhance risk management of banking institutions in China. To more effectively quantify non-performing bank loans, the People’s Bank of China and the China Banking Regulatory Commission require that assets of all Chinese banks be classified under five categories:

•	“normal,” where the borrower continues to fulfill its obligations to repay both principal and interest on a timely basis;

•	“watch,” where the lender becomes aware of factors which it believes may negatively impact the borrower’s ability to repay the loan, even though such borrower continues to fulfill its obligations to repay both principal and interest on a timely basis;

•	“sub-standard,” where the borrower has failed to repay either principal or interest on a timely basis and it has become apparent to the lender that the borrower is unable to rely on its revenue from operations to satisfy its repayment obligations;

•	“doubtful,” where the borrower has failed to repay either principal or interest on a timely basis and the lender anticipates incurring losses even after taking steps to enforce its rights in relation to any pledged or mortgaged assets securing the loan; and

•	“bad,” where the lender believes that the recovery of all outstanding principal and interest is not possible and that only a very limited recovery is possible after all measures available to the lender have been exhausted and all legal proceedings reasonably available to the lender have been pursued.

The government treats sub-standard, doubtful and bad loans as non-performing loans. The government is currently implementing this risk-based asset classification system at all commercial banks in China. The government believes that the implementation of this system nationwide will bring China’s banking system closer to international banking standards. Based on data released by the China Banking Regulatory Commission, at the end of 2003, the four state-owned commercial banks, the three policy banks and 11 joint stock commercial banks had outstanding loan assets in the aggregate amount of Rmb 13,710 billion, representing approximately 80.7% of all outstanding domestic bank loans on that date. Approximately 82.2% of the outstanding loans of these 18 banks belonged to the “normal” and “watch” categories; and the remaining 17.8% were considered non-performing loans. The non-performing loan ratio at the four state-owned commercial banks was approximately 20.4% at the end of 2003.

Since March 2000, the central government has launched further initiatives to enhance its supervision over major state-owned financial institutions. The government has set up a supervisory committee to inspect and monitor China’s policy banks, asset management companies, state-owned commercial banks, insurance companies and securities companies. As of June 30, 2004, the State Council designated 14 supervisory committees to be stationed at 14 major financial institutions.

As part of China’s financial sector restructuring, the government has allowed and will continue to allow insolvent and poorly managed financial institutions to either go bankrupt or be consolidated in accordance with the rules and regulations of China. Since 1997, the government has closed four financial institutions, including China Agribusiness Development Trust & Investment Corporation, Hainan Development Bank, China Venturetech Investment Corporation and Guangdong International Trust & Investment Corporation.

Many banks in China, especially the four state-owned commercial banks, had a significant level of loans that are not current with respect to interest or principal payments and which may be classified as substandard, doubtful or bad under the five-category classification system. Since 1998, the People’s Bank of China reduced the reserve requirement ratio for banks from 13% to 8% to provide more liquidity to the banking system. The government also issued special government bonds in 1998 in the amount of Rmb 270 billion to re-capitalize the four state-owned commercial banks. The proceeds from the bond sale were injected into these banks as equity capital to improve their capital adequacy ratios and asset quality. Four asset management companies have been established by the government for the purpose of disposing of non-performing loans of state-owned commercial banks. At the end of 2000, nearly Rmb 1,400 billion non-performing loans at the four state-owned commercial banks had been transferred to these four asset management companies, including an aggregate of Rmb 240 billion subject to debt-equity swap arrangements with 578 state-owned enterprises. At the end of 2003, the PRC government selected Bank of China and China Construction Bank for conversion into joint stock corporate entities and made further capital injections into these two banks in an aggregate amount of US$45 billion. Until the successful completion of the financial sector reforms, the government will likely be required to provide additional support to financial institutions in China. The extent of such support will depend on a number of factors, including developments in the ongoing reform of the state-owned enterprises.

China is also continuing its efforts to improve the supervision of Chinese commercial banks. The China Banking Regulatory Commission has issued over 20 rules and regulations since its establishment in April 2003. Such rules and regulations include the Risk Rating System for Joint Stock Commercial Banks, the Administrative Rules on Capital Adequacy of Commercial Banks and the Notice regarding Subordinate Term Debt Being Treated as Subordinate Capital. China has adopted the Capital Accord issued by the Basel Committee in 1988, commonly referred to as Basel I, which requires commercial banks to set aside 8% of their capital to cover credit risks. China supports recent efforts by the Basel Committee to revise the Basel I rules, commonly known as Basel II. Although China has indicated that it will not adopt all of the Basel II rules, China supports the objectives of the new rules and has adopted some of the approaches and processes contained in Basel II. China will continue to make efforts to gradually bring its banking regulation to international standards appropriate for the banking industry in China.

China amended the Law on the People’s Bank of China and the PRC Commercial Banking Law in December 2003. The amended Law on the People’s Bank of China strengthened the functions of the People’s Bank of China in formulating and implementing monetary policies. The amended Commercial Banking Law expressly provides that the China Banking Regulatory Commission will have primary responsibility in supervising and regulating commercial banks, a role previously performed by the People’s Bank of China prior to the establishment of the China Banking Regulatory Commission. The People’s Bank of China will continue to perform its regulatory functions with respect to China’s banking industry in its capacity as the central bank. In December 2003, China also enacted the Law on Banking Regulation and Supervision. It lays down many ground rules on China’s banking regulatory system, including the functions, powers and responsibilities of China’s banking regulatory authority.

Foreign Exchange

Since January 1, 1994, the government has used a unitary managed floating rate system. Under this system, the People’s Bank of China publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank’s daily exchange rate. With the adoption of the managed floating rate system, the government announced that the People’s Bank of China would attempt to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate through macroeconomic measures, including prudent management of monetary policy and interest rates, while still using open market operations. The government believes that the Renminbi exchange rate should reflect the fundamentals of China’s economy and remain subject to normal market forces.

In April 1994, the government established the China Foreign Exchange Trading System in Shanghai to provide foreign exchange trading and settlement. The China Foreign Exchange Trading System is supervised and managed by the State Administration of Foreign Exchange in accordance with guidelines issued by the People’s Bank of China. As part of China’s financial sector restructuring, the government consolidated the operations of the various foreign exchange markets in China. Effective December 1, 1998, all swap centers ceased their operations and foreign currencies are now sold and bought only through the facilities of the China Foreign Exchange Trading System. Headquartered in Shanghai, the China Foreign Exchange Trading System also operates through a computer network connecting the members across the country. At the end of 2003, the China Foreign Exchange Trading System had 344 members, which are financial institutions (including their branches) authorized by the State Administration of Foreign Exchange to engage in foreign exchange business in China.

The government regulates access to foreign exchange and the ability to remit foreign exchange abroad. Although the Renminbi became fully convertible for current account items in 1996, access to foreign exchange for capital account transactions is still restricted. The State Administration of Foreign Exchange issued a notice in July 2003 with a view to reforming, on an experimental basis, the management of non-trade related foreign exchange operations in Beijing, Shanghai and Shenzhen, where many multi-national companies have established their regional headquarters. The reform is designed to assist such multi-national companies in resolving issues relating to their payment of non-trade related fees. The PRC government, however, has also been studying proposals toward the eventual full convertibility of Renminbi, including the possibility of the establishment of a Renminbi trading center in Hong Kong. With the approval from the State Council, the People’s Bank of China has commenced providing settlement arrangements for relevant banks providing individual Renminbi deposit, exchange, bank card and remittance services in Hong Kong since January 2004. Due to China’s current stage of economic development and lack of necessary legal framework and regulatory and institutional infrastructure in this regard, the government’s foreign exchange policy is intended to provide an orderly transition until the Renminbi gradually becomes fully convertible. The government will continue to rationalize its foreign exchange policy and will also endeavor to make sure that any measure to further relax its current managed floating rate system will be in line with the level of China’s economic development and financial reforms.

Since the introduction of the managed floating rate system in 1994, the exchange rate of the Renminbi has generally been stable. The following table presents (1) the People’s Bank of China exchange rate, (2) the noon buying rate in The City of New York and (3) the exchange rate at the China Foreign Exchange Trading System between the Renminbi and the U.S. dollar (in Rmb per US$) for the periods indicated.

Exchange Rates

	People’s Bank of China Exchange Rate				Noon Buying Rate in The City of New York				China Foreign Exchange Trading System Rate
Period	Period End	Average(1)	High	Low	Period End	Average(1)	High	Low	Period End	Average(1)	High	Low
1999	8.2793	8.2783	8.2800	8.2770	8.2795	8.2785	8.2800	8.2770	8.2793	8.2795	8.2800	8.2770
2000	8.2781	8.2784	8.2799	8.2768	8.2774	8.2784	8.2799	8.2768	8.2789	8.2795	8.2800	8.2770
2001	8.2766	8.2770	8,2786	8.2762	8.2766	8.2770	8.2786	8.2676	8.2766	8.2770	8.2820	8.2668
2002	8.2773	8.2770	8.2775	8.2765	8.2800	8.2772	8.2800	8.2669	8.2770	8.2769	8.2874	8.2665
2003	8.2767	8.2770	8.2776	8.2771	8.2767	8.2771	8.2800	8.2765	8.2768	8.2770	8.2780	8.2760

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

Sources:	The State Administration of Foreign Exchange; Federal Reserve Bank of New York; and China Foreign Exchange Trading System; the Ministry of Finance.

Securities Markets

China’s two securities exchanges, the Shanghai Stock Exchange and the Shenzhen Stock Exchange, were established in 1990 and 1991, respectively. At the end of 2003, China had two securities clearing houses, approximately 133 licensed securities companies and 72 accounting firms providing securities-related accounting services.

Trading on both the Shanghai Stock Exchange and the Shenzhen Stock Exchange was originally limited to domestic investors and conducted only in Renminbi. These shares, known as A shares, continue to be restricted to domestic investors and qualified foreign institutional investors. In 1991, the government approved initiatives of the Shanghai Stock Exchange and the Shenzhen Stock Exchange to create B shares, a special category of shares available exclusively for investment by foreign investors. B shares are denominated and traded in U.S. dollars on the Shanghai Stock Exchange and in Hong Kong dollars on the Shenzhen Stock Exchange. With the goal of strengthening central control of B shares, the State Council published regulations governing B shares in May 1996, which replaced the prior local rules of the Shanghai Stock Exchange and the Shenzhen Stock Exchange. Under these regulations, issuers of B shares are required to seek approval from the China Securities Regulatory Commission for offerings of up to US$30 million and from the State Council for offerings exceeding US$30 million. Since February 2001, domestic investors have also been permitted to invest in B shares.

To comply with China’s commitments to the WTO, the China Securities Regulatory Commission adopted measures to permit qualified foreign institutional investors, or QFIIs, to invest in China’s securities markets. The People’s Bank of China also issued rules to permit commercial banks to provide custodial services for securities investments by QFIIs. In addition, the State Administration of Foreign Exchange promulgated rules relating to foreign exchange transactions related to domestic securities investments by QFIIs. As the end of 2003, the China Securities Regulatory Commission had approved twelve foreign institutions as QFIIs and four foreign invested banks and seven domestic commercial banks as QFII custodians.

Since 1992, the government has permitted large PRC companies, mostly state-owned enterprises, to be reorganized as joint-stock limited liability companies and to list their shares overseas. Shares listed on The Stock Exchange of Hong Kong Limited are known as H shares, and shares listed on the New York Stock Exchange are known as N shares. By the end of 2003, a total of 93 Chinese companies had completed overseas share listings on The Stock Exchange of Hong Kong Limited, the New York Stock Exchange, the London Stock Exchange and the Singapore Stock Exchange. Some of these companies have listings on more than one foreign stock exchange. In addition, the China Securities Regulatory Commission adopted rules in March 2002 to permit foreign-invested enterprises in China to go public in domestic stock markets.

Although overseas offerings have attracted a substantial amount of foreign investment, the Shanghai Stock Exchange and the Shenzhen Stock Exchange continue to be the primary securities markets for Chinese companies. By the end of 2003, 780 companies were listed on the Shanghai Stock Exchange and 507 companies were listed on the Shenzhen Stock Exchange, with an aggregate market capitalization of Rmb 2,980.5 billion and 1,265.3 billion, respectively. In addition, at the end of 2003, 34 mutual fund management companies had launched 95 funds (including close-end and open-end funds) with a total net asset size of Rmb 86.2 billion in close-end funds and Rmb 83.7 billion in open-end funds.

The following tables set forth the number of listed companies, the total market capitalization, including total tradable market capitalization, and the value of trading in equity securities on the Shanghai Stock Exchange and the Shenzhen Stock Exchange at the dates and for the periods indicated.

Number of Listed Companies

	At December 31,
	1999	2000	2001	2002	2003
Shanghai Stock Exchange	484	572	646	715	780
Shenzhen Stock Exchange	465	516	514	509	507

Total	949	1,088	1,160	1,224	1,287

Market Capitalization

	At December 31,
	1999	2000	2001	2002	2003
	(in billions of Rmb)
Shanghai Stock Exchange	1,458.0	2,693.1	2,759.1	2,536.4	2,980.5
Shenzhen Stock Exchange	1,189.1	2,116.0	1,593.2	1,296.5	1,265.3

Total	2,647.1	4,809.1	4,352.3	3,832.9	4,245.8

Total Tradable Market Capitalization	821.4	1,608.8	1,446.3	1,248.5	1,317.9

Value of Trading in Equity Securities

	At December 31,
	1999	2000	2001	2002	2003
	(in billions of Rmb)
Shanghai Stock Exchange	1,696.6	3,137.4	2,270.9	1,695.9	2,082.4
Shenzhen Stock Exchange	1,435.4	2,945.3	1,559.6	1,103.1	1,129.1

Total	3,132.0	6,082.7	3,830.5	2,799.0	3,211.5

Sources:	China Statistical Yearbook of 2003, the National Bureau of Statistics of China; Quarterly Statistical Bulletin (Series 1) of 2004, Annual Report 2003 of the People’s Bank of China, the People’s Bank of China; China Securities Regulatory Commission Office Bulletin (Series 12) of 2003; China Securities Regulatory Commission.

The following table sets forth the Shanghai and Shenzhen stock exchanges indices at the dates indicated.

Domestic Stock Exchange Indices

	At December 31,
	1999	2000	2001	2002	2003
Shanghai Stock Exchange
A shares	1,451.9	2,192.38	1,712.54	1,419.12	1,569.13
B shares	37.91	89.55	171.53	113.51	104.94
Shenzhen Stock Exchange
A shares	3,898.37	5,466.85	3,599.07	3,070.02	3,620.89
B shares	559.95	938.36	1,559.58	1,144.11	2,071.25

Sources:	Shanghai Stock Exchange; Shenzhen Stock Exchange; China Securities Regulatory Commission.

The China Securities Regulatory Commission regulates the country’s securities markets. In accordance with China’s Securities Law, the securities regulator aims to develop the PRC securities markets into more mature markets through emphasis on standardization of operations, enhancement of market supervision, control of excessive speculation, manipulative trading and other fraudulent practices, enhanced disclosure and stable growth. In March 2001, the China Securities Regulatory Commission put in place an inspection system to ensure compliance by domestically listed companies with laws and regulations through regular inspections by professionals designated by the securities regulator. These routine examinations seek to verify:

•	truthfulness, accuracy and completeness of disclosure,

•	independence from controlling shareholders and affiliates,

•	regularity of financial management and auditing process,

•	actual use of offering proceeds, and

•	other matters instructed by the China Securities Regulatory Commission.

At the end of 2003, the China Securities Regulatory Commission promulgated Provisional Measures on Sponsoring System for Public Offerings of Securities. This sponsoring system requires sponsors and underwriters to be responsible for their recommendation of offerings to the public, for verifying the authenticity, accuracy, completeness of the information disclosed in offering documents and for assisting issuers in establishing information disclosure systems. At the same time, the China Securities Regulatory Commission also enacted regulations to make its Offering Examination Committee more efficient, transparent and responsible in vetting listing candidates.

Starting in October 1999, Chinese insurance companies were permitted by the State Council to purchase mutual funds from the primary market and trade them on the secondary market. China passed its Securities Investment Fund Law in October 2003 to regulate fund management companies and to better protect fund investors’ rights and interests.

Bond Markets

China’s bond market consists largely of treasury securities, financial debentures, and corporate bonds. In 1988, the Ministry of Finance started to use domestic securities trading markets for its treasury securities. Since 1991, secondary markets for treasury securities have been developed nationwide and treasury securities are now traded on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the interbank market and the over-the-counter market in China. Since 1994, the People’s Bank of China has permitted banks to hold and trade treasury securities. The repurchase obligations market for treasury securities was opened in early 1994 and has been active since the second half of that year. In 1995, China successfully conducted its first dealer auction of short-term treasury securities and in January 1996 China successfully completed its first issue of one-year treasury bonds using a competitive bidding system. Treasury securities are currently underwritten primarily by Chinese commercial banks and distributed through their nationwide branch networks. These developments have improved the liquidity of treasury securities.

The following table sets forth the interest rate levels of treasury securities issued by the government during the periods and for the maturities indicated.

Treasury Securities Interest Rates

	Original Maturity
	1 year	5 years	10 years	30 years
1999	—	2.97-5.23%	3.30-5.22%	—
2000	2.35%	3.00-3.50%	2.55-2.87%	—
2001	—	2.86-3.36%	2.77-3.05%	—
2002	1.91%	2.22-2.74%	2.54-2.70%	2.90%
2003	1.98-2.55%	2.45-2.63%	2.80-3.02%	—

Sources:	Quarterly Statistical Bulletins (Series 1) of 2002 and 2003, the People’s Bank of China.

Corporate bonds constitute a small portion of the market at present. At the end of 2003, bonds traded on China’s stock exchanges totaled Rmb 424.2 billion, of which treasury and other government securities accounted for 91.4%, or Rmb 387.7 billion, and corporate bonds accounted for 8.6%, or Rmb 36.4 billion. China Development Bank launched the first domestic U.S. dollar denominated bond offering in 2003 with a total principal amount of US$500 million.

PRC PUBLIC FINANCE

The Ministry of Finance is the government entity responsible for developing and implementing the public finance policy of the government. The Ministry of Finance, among its other duties:

•	prepares and implements the state budget;

•	oversees the receipt and disbursement of budgeted revenues and expenditures;

•	establishes taxation and financial accounting policies;

•	administers China’s borrowings from foreign governments and international organizations;

•	engages in debt security offerings on behalf of the central government; and

•	negotiates tax treaties with foreign nations.

Prior to 1979, China’s public finance was highly centralized, with the central government controlling virtually all revenues and expenditures. The local governments implemented the central government’s budgetary objectives and had limited financial autonomy. Since then, the government has implemented fiscal reforms as part of its overall economic reform program. In 1994, as a result of a series of tax regulations, or 1994 Tax Regulations, adopted by the State Council, a uniform revenue-based tax for all enterprises and a uniform income tax for all domestic PRC enterprises were implemented throughout China. Also in 1994, a fiscal revenue allocation system was established between the central and local governments with respect to tax revenues. Under this fiscal revenue allocation system, taxes are divided into three categories: national taxes for the central government, local taxes for local governments, and shared taxes to be allocated between the central and local governments based on ratios prescribed by the State Council. As a result, the fiscal revenue allocation system provided the local governments with a degree of autonomy in managing local development and public services.

The PRC budgetary structure consists of two main components: the state budget and off-budget revenues and expenditures. The state budget includes both the central and local government budgets. The central government budget contains the revenues and expenditures of the departments and enterprises reporting directly to the central government, local government revenues submitted to the central government, and revenue rebates and subsidies provided to the local governments. The local government budgets include the general budgets of provinces, autonomous regions and municipalities under the direct jurisdiction of the State Council. Each local budget contains the revenue and spending plan of that local government and the budgets of the lower-level governments that directly report to it. Off-budget revenue items generally consist of miscellaneous government surcharges, income from funds earmarked for certain public projects, certain rural administrative charges and rural public facility levies. Off-budget expenditure items generally consist of miscellaneous government administrative expenses, certain expenditures in connection with public projects, rural administrative and public facility expenses, and certain funding adjustments made by the government. Off-budget revenues and expenditures are subject to varying degrees of regulation by the central government. The central government intends to phase out all off-budget items by incorporating them into the budgetary system. See “— Off-budget Items.”

As a result of the decentralization of the PRC economy, many revenue and expenditure items that were previously included in the state budget have become inapplicable and thus excluded. Under current Chinese law, only the central government may incur budget deficits.

The State Budget

The government’s fiscal year is the calendar year. The state budget process begins in September of each year when the State Budget Department of the Ministry of Finance receives the spending plans and revenue estimates submitted by ministries and agencies of the central and local governments for the following year. After reviewing these plans and estimates, the Ministry of Finance draws up a draft budget and submits it to the State

Council. Upon approval by the State Council, the draft budget is sent to the National People’s Congress for final approval. Pursuant to the PRC Constitution and Budget Law, the National People’s Congress reviews and approves the budget for the central government. The Budget Law also provides for the review and approval by lower-level people’s congresses of the relevant local government’s budget.

Prior to 1994, the government financed budget deficits through a combination of credit from the People’s Bank of China and domestic and international borrowings, accounted for as debt revenues. Since 1994, the government has financed its budget deficits only through domestic and international borrowings. These borrowings are no longer carried as revenues in the state budget.

The following tables presents the main categories of government revenues and expenditures for the periods indicated and original budgeted revenues and expenditures for 2004.

Government Revenues and Expenditures

	1999	2000	2001	2002	2003	Budget 2004
	(in billions of Rmb)
Revenues
Tax Revenues	1,068.3	1,258.2	1,530.1	1,763.6	2,000.1	2,168.8
Subsidies to State-owned Enterprises	(29.0)	(27.9)	(30.0)	(26.0)	(22.6)	(22.6)
Other Revenues	105.1	109.2	138.5	152.8	191.6	210.9

Total Revenues	1,144.4	1,339.5	1,638.6	1,890.4	2,169.1	2,357.0

Expenditures
Infrastructure Construction	211.7	209.5	251.1	314.3	343.1	317.0
Innovation, Science and Technology Promotion Funds	76.6	86.5	99.2	96.8	108.9	115.8
Culture, Education, Science and Health Care	240.8	273.7	336.1	397.9	448.9	498.3
National Defense and Government Administration	260.2	299.5	364.0	468.7	532.9	588.3
Price Subsidies	69.8	104.2	74.2	64.5	61.8	73.0
Other Expenditures	459.7	615.3	765.7	863.1	965.1	1,084.4

Total Expenditures	1,318.8	1,588.7	1,890.3	2,205.3	2,460.7	2,676.9

Deficit	(174.4)	(249.1)	(251.7)	(315.0)	(291.6)	(319.8)

Sources:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China; the Ministry of Finance.

In 2003, total government revenues reached Rmb 2,169.1 billion, representing a 14.7% increase over 2002, and total government expenditures during the same period amounted to Rmb 2,460.7 billion. There was a fiscal deficit of Rmb 291.6 billion.

Revenues

Until July 1994, most taxes were collected by the local offices of the State Bureau of Taxation and allocated between the central and local governments in accordance with established formulas. Pursuant to the fiscal reforms implemented in 1994, the tax administration was reorganized into the National Tax Administration and the Local Tax Administration. See “— Fiscal and Tax Reforms” below. Currently, the central government is responsible for collecting taxes assigned to the central government and taxes shared between the central and local governments. The local governments are responsible for collecting taxes assigned to them. Import and export duties and tariffs are collected by the General Administration of Customs and remitted to the central government. The following paragraphs describe certain government revenues by material account line items.

Tax Revenues. Since 1988, taxes on goods and services have made up a substantial portion of the government’s tax revenues. Revenues from individual income tax have remained relatively insignificant. In 1994, a series of new tax regulations came into effect. Under the new tax regime, a uniform value-added tax replaced the product tax, a consumption tax is now levied upon a variety of products at specified tax rates, and a business tax is now assessed on revenues derived from providing services. See “— Fiscal and Tax Reforms” below.

The following table presents government tax revenues for the periods indicated.

Tax Revenues

	1999	2000	2001	2002	2003
	(in billions of Rmb)
Consumption Tax	82.1	85.8	93.0	104.6	118.0
Value-added Tax	388.2	455.3	535.7	617.8	723.3
Business Tax	166.9	186.9	206.4	245.0	284.2
Company Income Tax	121.6	166.2	263.1	308.3	291.1
Tariff Duties	56.2	75.0	84.1	70.4	92.2
Agricultural and Related Tax(1)	42.4	46.5	48.2	71.8	87.5
Other	210.9	242.5	299.6	345.7	403.8

Total Tax Revenues	1,068.3	1,258.2	1,530.1	1,763.6	2,000.1

(1)	The agricultural and related tax includes the agricultural tax, the animal husbandry tax, the tax on the use of cultivated land, the tax on special agricultural products and the contract tax.

Sources:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China; the Ministry of Finance.

In 2003, total tax revenues were Rmb 2,000.1 billion, representing a 13.4% increase over the previous year.

Subsidies to State-owned Enterprises. This category refers to the government’s subsidies paid to state-owned enterprises for their losses. These subsidies consisted of forgiveness of indebtedness, or reduced or refunded government taxes or other charges. Historically, this line item was classified as negative revenue rather than expenditure.

Other Revenues. This category includes numerous smaller, special purpose fees, charges, surcharges (including land use fees from joint ventures and charges for state natural resources management), fines and penalties.

The following table sets forth the revenues received and retained by the central government and their percentages of the total government revenues for the periods indicated.

Central Government Revenues

	1999	2000	2001	2002	2003
	(in billions of Rmb, except for percentages)
Central Government Revenues	584.9	698.9	858.3	1,038.9	1,185.0
% of Total Government Revenues	51.1%	52.2%	52.4%	55.0%	54.6%

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

In 2003, total central government revenues reached Rmb 1,185.0 billion, representing a 14.1% increase over 2002.

Expenditures

The following paragraphs describe government expenditures by material account line items.

Infrastructure Construction. This category includes production and non-production capital investment. Production capital investment includes investment in all types of infrastructure and other projects.

Innovation, Science and Technology Promotion Funds. These expenditures are used to improve China’s capital investments, help transform state-owned enterprises into profit-making organizations, develop new products and enhance technological innovation and development.

Culture, Education, Science and Health Care. This category includes expenditures on culture, education, health care, pensions, social welfare and natural disaster relief. Expenditures related to this category have increased substantially in recent years, principally due to planned increases in education, culture and health care allocations.

The following table sets forth the social security expenditure of the government for the periods indicated.

Government Social Security Expenditures

	1999	2000	2001	2002	2003
	(in billions of Rmb)
Expenditure on Public Medicare	19.1	21.5	24.0	25.2	28.2
Pension and Relief Funds for Social Welfare	18.0	21.3	26.7	37.3	49.3
Retirement Pension for Non-profit Institutions	39.3	47.9	62.5	78.9	88.2
Social Security Subsidies	61.1	52.6	78.6	101.7	118.8

Total	137.6	143.3	191.8	243.1	284.5

Source:	The Ministry of Finance.

National Defense and Government Administration. Expenditures under this line item include expenditures for defense and national security and government administration. These expenditures have increased in recent years, principally due to salary increases, social security expenditures for armed forces, maintenance of military facilities, purchase of military equipment and anti-terrorism programs.

Price Subsidies. This category includes subsidies to producers of grain, cotton and related products, as well as direct food subsidies given to urban and rural residents.

Other Expenditures. This category includes funds to finance additional working capital of state-owned enterprises, geological prospecting expenses, certain expenses relating to industrial, transportation and commercial activities, financial support to agricultural production and interest payments for foreign and domestic indebtedness.

In 2003, total central government expenditures reached Rmb 742.3 billion, representing a 9.6% increase over 2002.

Debt Service

The following table sets forth debt service payments by the government for the periods indicated.

Debt Service

	1999	2000	2001	2002	2003
	(in billions of Rmb)
Internal Debt
Repayment of Principal	124.4	155.2	192.3	246.8	287.7
Payment of Interest	57.6	69.0	75.8	64.5	94.7

Subtotal	182.0	224.2	268.1	311.3	382.4

External Debt
Repayment of Principal	256.5	241.0	209.9	542.4	769.0
Payment of Interest	45.2	48.8	49.0	34.3	43.2

Subtotal	301.7	289.8	258.9	576.7	812.2

Total	483.7	514.0	527.0	888.0	1,194.6

Sources:	The Ministry of Finance; State Administration of Foreign Exchange.

State Budget as Percentage of GDP

The following table presents government revenues (excluding proceeds from debt offerings) and expenditures (excluding debt repayments) as percentages of GDP for the periods indicated.

Revenues and Expenditures as Percentages of GDP

	1999	2000	2001	2002	2003
Central Government Revenues as % of GDP	7.1%	7.8%	8.8%	9.9%	10.1%
Central Government Expenditures as % of GDP	5.1	6.2	5.9	6.5	6.3
Central and Local Governments Revenues as % of GDP	13.9	15.0	16.8	18.0	18.6
Central and Local Governments Expenditures as % of GDP	16.1	17.8	19.4	21.0	21.0
Deficit as % of GDP	2.1%	2.8%	2.6%	3.0%	2.5%

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

State Budget for 2004

The Tenth National People’s Congress approved the 2004 state budget on March 6, 2004, which contained the following key items:

•	Rmb 317.0 billion for infrastructure construction, including an issue of Rmb 110 billion long-term treasury bonds, mainly for investments in existing infrastructure projects;

•	Rmb 115.8 billion for research and development;

•	Rmb 498.3 billion for culture, education, science and health care;

•	Rmb 588.3 billion for national defense and government administration;

•	Rmb 73.0 billion for price subsidies; and

•	Rmb 1,084.4 billion to finance additional working capital of state-owned enterprises, geological prospecting expenses, certain expenses relating to industrial, transportation and commercial activities, financial support to agricultural production and interest payments for foreign and domestic indebtedness and others.

Under the 2004 state budget, total revenues are expected to be Rmb 2,357.0 billion, an increase of 8.7% over 2003. Of the total revenues, the central government revenues are expected to be Rmb 1,381.9 billion. Total expenditures under the 2004 state budget are expected to be Rmb 2,676.8 billion, an increase of 8.8% over 2003. Of the total expenditures, the central government expenditures are expected to be Rmb 1,701.7 billion. The deficit of central government finance for 2004 is expected to be Rmb 319.8 billion.

In preparing China’s 2004 state budget, the government made the following assumptions, among others, about 2004:

•	a real GDP growth rate of 7.0%;

•	additional employment of at least 9.0 million people in the urban work force;

•	unemployment rate of approximately 4.7%;

•	inflation rate of approximately 3%; and

•	growth of 8.0% in total trade volume.

These figures represent the government’s forecast, as of the end of 2003, with respect to China’s economy during 2004. While the government believes that its assumptions and targets were reasonable when made, some are beyond its control, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from these assumptions and targets.

Off-Budget Items

Although the central government has maintained control over public finance in China, some revenues and expenditures of state-owned enterprises, local governments, central government agencies and certain public institutions have not been included in the state budget. Such revenues and expenditures are commonly referred to as “off-budget” items and are subject to varying degrees of control and regulation by the central government. Off-budget revenues and expenditures are not included in calculations of the budget deficit. However, certain off-budget revenues are subject to taxes levied by the central government to finance infrastructure construction.

Local governments and other institutions that incur such off-budget items are accountable to the National Audit Office, a ministry-level agency that reports to the State Council. In addition, the Ministry of Finance provides guidelines with respect to the approved usage of off-budget revenue.

The following table presents the off-budget revenues and expenditures for the periods indicated. Such detailed off-budget information for 2003 is currently not available.

Off-budget Revenues and Expenditures (1999-2002)

	1999	2000	2001	2002
	(in billions of Rmb)
Revenues
Administrative Departments	235.4	265.5	309.2	323.7
Funds Raised at Village and Township Levels	35.9	40.3	41.1	27.2
Policy-oriented Funds	39.7	38.4	38.8	37.6
Industry Authorities	5.0	5.9	6.1	7.3
Other	22.5	32.6	35.5	52.2

Total	338.5	382.6	430.6	447.9

Expenditures
Capital Investment	54.0	42.6	35.4	26.0
Research and Development and City Maintenance	12.8	14.6	15.7	16.0
Administrative and Operative Expenditures	181.6	222.5	250.7	265.5
Pooling at Village and Township Levels	35.0	38.7	40.4	26.9
Other	30.5	34.4	42.6	48.8

Total	313.9	352.9	384.9	383.2

Sources:	China Statistical Yearbook of 2003, the National Bureau of Statistics of China; the Ministry of Finance.

In 1996, the State Council issued the Decision on Strengthening Management of Off-budget Funds, which defined the range of off-budget items and clarified the regulation of their management. Pursuant to the State Council decision, a number of infrastructure and social development funds, as well as various administrative fees and levies collected by local governments, have been incorporated in the local government budgets. Social security funds, pending the establishment of a national social security budget, are managed under the existing off-budget fund rules and regulations, and used only for earmarked purposes. The State Council’s decision also authorizes the local people’s congresses to supervise the collection and usage of off-budget funds by their respective local governments. The government intends to gradually incorporate the remaining off-budget items into the state budget.

Fiscal and Tax Reforms

The government has over the years adopted numerous fiscal reform measures to facilitate the growth of the PRC economy and to reduce its deficit. The government also took measures to increase central government revenues as a percentage of total government revenues and to gain greater fiscal control. Central government revenues (excluding debt financing proceeds), which made up 41% of total government revenues in 1984, declined to 22% in 1993 and recovered to 56% in 1994 as a result of the financial and tax reforms begun in 1994.

These reforms started with the State Council’s adoption of the 1994 Tax Regulations, which came into effect on January 1, 1994. Pursuant to the 1994 Tax Regulations, a uniform income tax rate of 33% now applies to all domestic PRC enterprises, a uniform 17% value-added tax (with certain exceptions such as value-added taxes for newspapers, books and fertilizer) replaced the product tax, a consumption tax is now levied upon a variety of products at specified tax rates, and a business tax is now assessed on revenues derived from providing services. In addition, since the adoption of the individual income tax law in 1980, a progressive individual income tax is now levied on all individuals with monthly income over Rmb 800. The 1994 Tax Regulations represent an important restructuring of the PRC taxation system with the principal objective of introducing uniformity, simplicity and fairness into the taxation system.

As a result of the 1994 Tax Regulations, state-owned enterprises, like any other enterprise, are responsible only for the payment of relevant taxes to the state. They are no longer subject to certain charges and levies traditionally imposed on them, such as state budget regulation levy and special projects levy. State-owned enterprises became otherwise free to manage their after-tax profit. As the owner of the state-owned enterprises, however, the central government continues to participate in the distribution of their after-tax profits.

In 1994, the government established a fiscal revenue allocation system, under which the central and local governments would separately collect and retain their own specified taxes and share the revenue from certain other categories of taxes based on ratios prescribed by the State Council. As a part of this arrangement, taxation is divided into the following three categories:

•	taxes for the central government exclusively, which include tariff duties, income taxes of state-owned enterprises under the central government, consumption taxes (including import-related consumption taxes), taxes imposed upon banks, non-bank financial institutions and insurance companies, and taxes on railroads;

•	taxes for the local governments exclusively, which include business tax (except that business taxes applicable to state-owned banks and railroads would be payable to the central government), income taxes of state-owned enterprises under the local government and collectively owned enterprises, and individual income taxes; and

•	taxes shared between the central and local governments, which include value-added taxes, stamp duties on securities transactions, taxes on natural resources and other similar taxes directly related to economic development.

In 2001 and 2002, the State Council further adjusted this fiscal revenue sharing arrangement by reclassifying corporate income taxes of all enterprises (other than state-owned banks, non-bank financial institutions, insurance companies and railroad owners and operators), as well as individual income taxes, as taxes to be shared between the central and local governments. The central and local governments will share these tax revenues according to ratios prescribed by the State Council.

To implement this dual taxation regime and to ensure the efficient collection of revenues due to the central government, the central and local governments have established separate tax collection systems. Under this system, the central and local governments are responsible for the collection of their own respective taxes, and the shared taxes are levied and collected by the central government and then shared between the central and local governments.

In 2003, total central government revenues accounted for approximately 54.6% of total government revenues, and central government expenditures amounted to approximately 30.2% of total government expenditures. In 2003, the central government transferred Rmb 824.0 billion of its revenues to local governments to enable them to make expenditures for specifically designated purposes. The government incurred a deficit of Rmb 291.6 billion in 2003 primarily because of continued substantial expenditures on infrastructure development in order to eliminate or relieve infrastructure bottlenecks that impede rapid economic growth. This deficit was financed through the issuance of government debt securities in the domestic capital markets.

PRC INTERNAL AND EXTERNAL DEBT

As used in this section, “external debt” or “external borrowings” means borrowings from sources outside China; “internal debt” or “internal borrowings” means borrowings from sources inside China; and “direct,” when used with reference to any debt or borrowings (e.g., “direct debt”), means debt incurred directly by the central government in the name of China.

The State Council has appointed the National Development and Reform Commission to establish quotas for external borrowings. The State Administration of Foreign Exchange monitors and regulates compliance with these external borrowings through a registration process.

The Ministry of Finance is responsible for administering internal borrowings and external borrowings on behalf of the government from the domestic markets and the international capital markets, and bilateral loans from foreign governments and international organizations such as the World Bank and the Asian Development Bank. Under the Budget Law, local governments are not permitted to incur any indebtedness unless specifically authorized by the central government.

External borrowings by financial institutions and enterprises were historically managed by a “window” management system, under which the issuance or incurrence of debt required a quota from the National Development and Reform Commission and approval from the State Administration of Foreign Exchange. This system favored providing quotas and granting approvals to a limited number of pre-designated “window” companies. The window management system has been replaced by a credit management system, whereby the quotas and approvals will be granted to enterprises and financial institutions (including leasing companies) on the basis of their demonstrated capacity to repay the borrowings, their free-standing creditworthiness and China’s balance of payments situation. Unless otherwise expressly provided by the central government in the relevant debt issuance documents or other official PRC documents, borrowings by these entities are not guaranteed by, or otherwise entitled to any direct or indirect credit support from, the government.

Internal borrowings include the issuance of bonds by state-owned enterprises. The National Development and Reform Commission and the China Securities Regulatory Commission must approve their issuance of bonds within China.

Debt Objectives and Structure

One of the primary goals of the 1978 economic reforms was to attract foreign funds and channel internal funds to help finance the restructuring and development of the PRC economy. For the first time since 1958, the central government resumed issuing internal debt to finance fiscal deficits in 1981. Since then, internal debt has also been issued to finance capital construction.

The government’s current policies are to:

•	limit the external debt service ratio (i.e., with respect to any fiscal year, principal and interest payments on external debt divided by exports of goods and services) to 15% or less;

•	limit the external debt to export earnings ratio (i.e., the outstanding amount of external debt divided by exports of goods and services) to 100% or less; and

•	limit the ratio of the outstanding amount of external debt to GDP to 25% or less.

At the end of 2003, China’s external debt service ratio, external debt to export earnings ratio and external debt to GDP ratio were 6.9%, 39.9% and 13.7%, respectively.

The following table presents China’s debt by category and as a percentage of nominal GDP for the periods indicated.

Debt

	1999	2000	2001	2002	2003
Internal (in billions of Rmb, except for percentages)
Direct Internal Debt	1,054.2	1,302.0	1,561.8	1,907.9	2,126.1
% of GDP	12.8%	14.6%	16.0%	18.2%	18.2%
Other Internal Debt(1)	721.6	828.1	934.2	1,081.4	1,269.6
% of GDP	8.8%	9.3%	9.6%	10.3%	10.9%

Sub-total	1,775.8	2,130.1	2,496.0	2,989.3	3,395.7

% of GDP	21.6%	23.8%	25.6%	28.4%	29.0%
External (in billions of US$, except for percentages)
Direct External Debt	47.3	49.0	49.8	50.5	52.8
% of GDP	4.8%	4.5%	4.2%	4.0%	3.7%
Other External Debt(2)	104.5	96.7	120.3	118.0	140.8
% of GDP	10.5%	8.9%	10.2%	9.3%	10.0%

Sub-total	151.8	145.7	170.1	168.5	193.6

% of GDP	15.3%	13.5%	14.5%	13.3%	13.7%

Total Internal and External Debt (in billions of Rmb)	3,032.5	3,336.3	3,903.9	4,384.0	4,998.1

% of GDP	37.0%	37.3%	40.1%	41.7%	42.8%

(1)	Includes debt incurred by state-owned financial institutions and other enterprises, including enterprises owned or controlled by the central government.
(2)	Includes debt incurred by entities in China other than the central government and includes debt of China’s policy banks, commercial banks, trust and investment companies and foreign-invested enterprises.

Source:	China Statistical Abstract of 2004, the National Bureau of Statistics of China; the State Administration of Foreign Exchange; the Ministry of Finance.

The following table presents the maturity profile of China’s outstanding direct public debt (under the state budget) at December 31, 2003. Maturity profile of China’s direct external debt for 2008 is not available.

Debt Maturity Schedule

	2004	2005	2006	2007	2008
Direct Internal Debt (in billions of Rmb)	354.1	323.6	298.9	218.4	322.0
Direct External Debt (in millions of US$)	5,394.0	6,849.0	5,604.0	6,466.0	N/A

Source:	The Ministry of Finance.

Internal Debt

To finance fiscal deficits and infrastructure projects, the central government has issued debt securities that are classified as treasury securities, central government special bonds and inflation-indexed bonds. Treasury securities, which may only be purchased and held by PRC individuals, enterprises and institutions, are the major component of the central government’s internal debt. Treasury securities are currently underwritten by commercial banks and distributed through their nationwide branch networks.

Other internal debt includes bonds issued by state-owned enterprises and financial institutions.

The following table presents the internal debt of the central government and state-owned enterprises at the dates indicated.

Internal Debt

	December 31,
	1999	2000	2001	2002	2003
	(in billions of Rmb)
Direct Internal Debt	1,054.2	1,302.0	1,561.8	1,907.9	2,126.1
Other Internal Debt
Financial Bonds(1)	643.7	741.9	833.3	1,005.4	1,156.0
Corporate Bonds(2)	77.9	86.2	100.9	76.0	113.6

Total Internal Debt	1,775.8	2,130.1	2,496.0	2,989.3	3,395.7

(1)	Bonds issued by state-owned financial institutions, including three policy banks.
(2)	Bonds issued by enterprises (other than state-owned financial institutions), including enterprises owned or controlled by the central government.

Source: The Ministry of Finance.

External Debt

Loans are the primary source of external debt. Non-trade loans accounted for approximately 81.1% of the total external debt outstanding as of December 31, 2003. Commercial loans (i.e., loans obtained from any source on commercial terms), official primary government loans (i.e., loans obtained on favorable terms from foreign governments and international financial organizations including the World Bank and Asian Development Bank) and other types of debt financing accounted for approximately 54.3%, 26.8% and 18.9%, respectively, of total external debt in the form of loans at December 31, 2003. The central government’s current policy is to continue to seek loans from foreign governments and international financial institutions to finance infrastructure projects in China. At the end of 2003, the total outstanding external debt was US$193.6 billion.

The Ministry of Finance, on behalf of the central government, has raised funds in the international capital markets through various debt securities and bond issues since 1993. The Ministry of Finance’s principal objective is to set up benchmarks for other Chinese borrowers. Several state-owned financial institutions and enterprises have also issued debt securities in the international capital markets with the approval of the State Council.

Unless the central government expressly provides otherwise, the central government does not guarantee or provide any direct or indirect credit support to any entity in China. However, debtors that have their external debt registered with the State Administration of Foreign Exchange have the right to buy foreign currencies as permitted by the central government at the China Foreign Exchange Trading System rate in order to service the interest and principal payments on their registered external debt.

The following table presents the long-term and short-term external debts of Chinese borrowers and their respective percentages of total outstanding external debt at the dates indicated.

External Debt by Maturity

	December 31,
	1999	2000	2001	2002	2003
	(in billions of US$, except for percentages)
Long-term Debt(1)	136.7	132.7	119.5	115.6	116.6
Percentage of Total Outstanding External Debt	90.0%	91.0%	70.3%	68.6%	60.2%
Short-term Debt(2)	15.2	13.1	50.6	53.0	77.0
Percentage of Total Outstanding External Debt	10.0%	9.0%	29.7%	31.4%	39.8%

(1)	Debt with an original maturity exceeding one year for 1999 and 2000; debt with a remaining maturity exceeding one year for 2001, 2002 and 2003.
(2)	Debt with an original maturity of up to one year for 1999 and 2000; debt with a remaining maturity of up to one year for 2001, 2002 and 2003.

Source:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China.

The following table presents the total external debt by Chinese borrowers at the dates indicated.

External Debt by Borrower

	December 31,
	1999	2000	2001	2002	2003
	(in billions of US$)
Central Government	47.3	49.0	49.8	50.5	52.8
Financial Institutions	40.9	35.6	34.4	33.5	37.6
Enterprises	14.7	13.5	11.3	10.0	7.6
Foreign-invested Enterprises(1)	47.3	46.5	35.2	33.2	37.8
Foreign Financial Institutions(1)(2)	N/A	N/A	17.0	15.0	20.9
Trade Credit(1)	N/A	N/A	21.6	26.3	36.6
Others	1.6	1.2	0.8	—	0.3

Total	151.8	145.7	170.1	168.5	193.6

(1)	Before June 2001, the category of foreign-invested enterprises included both foreign financial institutions and trade credit. In June 2001, separate categories were created for these two items.
(2)	Including foreign banks and foreign non-banking financial institutions.

Sources:	China Statistical Yearbook of 2003, the National Bureau of Statistics of China; the Ministry of Finance; the State Administration of Foreign Exchange.

The following table presents the currency breakdown of China’s external debt at the dates indicated.

External Debt by Currency

	December 31,
	1999		2000		2001		2002		2003
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(in billions of US$, except for percentages)
US$	98.7	65.0	96.2	66.0	115.5	67.9	111.8	66.3	126.8	65.5
Japanese Yen	27.3	18.0	24.8	17.0	23.6	13.9	24.7	14.7	27.3	14.1
Other	25.8	17.0	24.8	17.0	31.0	18.2	32.0	19.0	39.5	20.4

Total	151.8	100.0	145.7	100.0	170.1	100.0	168.5	100.0	193.6	100.0

Sources:	China Statistical Yearbook of 2003, China Statistical Abstract of 2004, the National Bureau of Statistics of China; the Ministry of Finance.

Debt Record

The central government has always paid when due the full amount of principal of, any interest and premium on, and any amortization or sinking fund requirements of, external and internal indebtedness incurred by it since the PRC was founded in 1949.

DESCRIPTION OF THE DEBT SECURITIES

Our debt securities will be issued under a fiscal agency agreement between us and our fiscal agent. We have filed a form of the fiscal agency agreement as an exhibit to our registration statement (no. 333-10282) on April 26, 1999. The following summaries of certain provisions of our debt securities and the fiscal agency agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of our debt securities and the fiscal agency agreement, including the exhibits and definitions contained in our debt securities and the fiscal agency agreement. The following describes general terms and provisions of our debt securities.

We may issue debt securities, in one or more series from time to time, and those debt securities will be issued pursuant to the fiscal agency agreement. The fiscal agency agreement does not limit the aggregate principal amount of debt securities that we may issue. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the specific title or designation of the debt securities;

•	the aggregate principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date or dates;

•	the rate or rates of any interest the debt securities will bear or the method by which the rate of interest will be calculated;

•	the date or dates from which any interest will accrue;

•	the dates on which any principal and interest payments are scheduled to be made, including record dates for determining holders to whom interest will be payable on an interest payment date;

•	whether and under what circumstances and terms the debt securities may be redeemed by us or at your option;

•	the currency or currencies in which the debt securities are payable;

•	whether the debt securities will have the benefit of any sinking fund;

•	whether any part or all of the debt securities will be in the form of one or more global securities and the circumstances in which, and the terms under which, a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the securities exchange on which the debt securities will be listed;

•	the place or places where the principal and any interest on the debt securities is payable, where any of the debt securities may be surrendered for registration of transfer or for exchange, and where notices and demands may be served to and upon us with respect to the debt securities; and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States, PRC or other income tax consequences and special considerations applicable to that particular series of debt securities.

The debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating to such discounted debt securities.

Payment

Unless otherwise described in the applicable prospectus supplement, principal of (and premium, if any) and interest on our debt securities will be payable, and the transfer of our debt securities will be registrable, at the corporate trust office of the fiscal agent in the Borough of Manhattan, The City of New York, or at the offices of any paying agent or transfer agent that may be appointed by us for any series of our debt securities. Unless otherwise set forth in the applicable prospectus supplement, interest on fully registered debt securities will be paid by a check mailed to the registered holders of the debt securities at their registered addresses at the close of business on the record date designated in the applicable prospectus supplement.

The register of holders of our debt securities will be kept at the New York office of our fiscal agent.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, our debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of US$10,000 and integral multiples of US$1,000 in excess of US$10,000.

Debt securities denominated in another monetary unit will be issued in the denominations described in the applicable prospectus supplement.

We will not charge for any service we provide for transfer or exchange of our debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such taxes or charges.

Where a partial transfer of debt securities of a series is requested, our fiscal agent may, in accordance with the provisions of the fiscal agency agreement and such debt securities, authenticate and deliver debt securities of such series of authorized denominations in exchange for a like aggregate principal amount of debt securities of such series of like tenor and of like form; provided, however, that any global debt security may be exchangeable only as provided in “— Book-Entry System” below.

Further Issues

We may from time to time, without the consent of the holders of our debt securities of any series, create and issue further debt securities either having the same terms and conditions as our debt securities of such series in all respects (or in all respects except for the payment of interest on such series (i) scheduled and paid prior to the date of issuance of such notes, bonds or debentures or (ii) payable on the first interest payment date following the date of issuance of the additional debt securities) so that such further issue shall be consolidated and form a single series with our debt securities of such series. References in this prospectus to our debt securities of any series include (unless the context otherwise requires) any such notes, bonds or debentures issued by us and forming a single series with our debt securities of such series.

Status of Debt Securities

The debt securities will be our direct, unconditional, unsecured and unsubordinated obligations. Our debt securities will rank pari passu without any preference among themselves (whether by reason of priority of date of issue or otherwise) and at least equally with all other unsecured and unsubordinated Public External Indebtedness of us from time to time outstanding. For the definition of the Public External Indebtedness, see

“—Negative Pledge” below. As of June 30, 2004, the aggregate principal amount of our Public External Indebtedness that would rank pari passu with our debt securities was US$1,118.0 million. As of June 30, 2004, the aggregate principal amount of all of our borrowings from overseas, including such Public External Indebtedness, was approximately US$6,303.2 million.

Negative Pledge

So long as any of our debt securities remains outstanding, we will not grant or permit to be outstanding any mortgage, charge, lien, pledge or any other security interest (a “Security Interest”) on any of our present or future assets or revenues to secure the repayment of, or any guarantee or indemnity in respect of, any Public External Indebtedness unless such debt securities are secured by such Security Interest equally and ratably with such other Public External Indebtedness. This provision, however, will not apply to any (i) Security Interest on any property or asset existing at the time of acquisition of such property or asset or to secure the payment of all or any part of the purchase price or construction cost thereof or to secure any indebtedness incurred prior to, or at the time of, such acquisition or the completion of construction of such property or asset for the purpose of financing all or any part of the purchase price or construction cost thereof or (ii) lien arising by operation of law.

Any debt security authenticated and delivered pursuant to the fiscal agency agreement, as of any date of determination, will be deemed “outstanding” except:

•	debt securities that have been cancelled by the fiscal agent or delivered to the fiscal agent for cancellation;

•	debt securities that have become due and payable at maturity or otherwise and monies sufficient to pay the principal of and any interest on these debt securities have been paid or duly provided for; and

•	debt securities in lieu of or in substitution for which other debt securities have been authenticated and delivered pursuant to the fiscal agency agreement.

“Public External Indebtedness” means any indebtedness of us for money borrowed (including indebtedness represented by bonds, notes, debentures or other similar instruments) or any guarantee by us of indebtedness for money borrowed which, in either case, (i) has an original maturity in excess of one year, (ii) is denominated in or payable, or confers a right to receive any payment, in any currency other than Renminbi, the lawful currency of China and (iii) is, or is capable of being, quoted, listed or traded on any stock exchange or over-the-counter or other similar securities market outside mainland China (without regard, however, to whether or not such instruments are sold through public offerings or private placements); provided that Public External Indebtedness shall not include any such indebtedness for borrowed money owed to a State-owned financial institution of China established in China.

Book-Entry System

Unless otherwise specified in the prospectus supplement, our debt securities will be issued in the form of one or more fully registered global securities (each, a “global debt security”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, or its nominee, and/or any other depositary or depositaries identified in such prospectus supplement (each, a “depositary”), which may include Euroclear Bank S.A./N.V., as operator of the Euroclear System, or Euroclear, or Clearstream Banking, société anonyme, or Clearstream. A global debt security will be registered in the name of the related depositary or its nominee. As used in this prospectus, the term “global debt security” refers to the one or more global securities representing the entire relevant issue of our debt securities. Accordingly, any reference to “global debt security,” “global bond,” “global note” or similar terms in the prospectus supplement, unless otherwise provided in such prospectus supplement, refers to the global bonds, global notes or other such global securities representing the entire relevant issue of our debt securities.

Also see “Global Clearance and Settlement” for a summary of certain rules and operating procedures of DTC, Euroclear and Clearstream that affect transfers of interests in a global debt security.

Definitive Certificates

Our debt securities represented by a global debt security are exchangeable for certificated debt securities of like tenor as such debt securities in denominations of US$10,000 and integral multiples US$1,000 in excess of US$10,000:

•	if the related depositary notifies us that it is unwilling or unable to continue as depositary for such global debt security or if at any time such depositary ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934, as amended, at a time when it is required to be so registered, and, in each case, a replacement depositary is not appointed within 90 days;

•	if we in our discretion at any time determine not to have all of the related debt securities represented by such global debt security;

•	if an event of default with respect to the related debt securities entitling their holders to accelerate the maturity of such debt securities has occurred and is continuing; or

•	in such other events as may be specified in the prospectus supplement.

In the event of a redemption of our debt securities of a series in part, as may be permitted under such debt securities, we shall not be required (i) to register the transfer of or exchange any such debt security during a period beginning at the opening of business 15 days before the date notice is given identifying such debt securities to be redeemed and continuing until the date of such redemption or (ii) to register the transfer of or exchange any such debt security, or portion of such debt security, called for redemption. Any debt security that is exchangeable pursuant to the preceding sentence is exchangeable for certificated debt securities registered in such names, as the related depositary shall direct. Certificated debt securities may be presented for registration of transfer or exchange at the office of our fiscal agent in The City of New York or such other place specified in the prospectus supplement. The principal amount and premium, if any, of certificated debt securities will be payable at the corporate trust office of our fiscal agent in The City of New York, and, subject to applicable laws and regulations, in such other place or places as are designated by us, provided that payment of any principal and premium, if any, of any certificated debt security will be made only upon presentment of such debt security, and provided, further, that payments of interest shall be made, subject to applicable laws and regulations, by check mailed to the address of the person entitled to such interest as shown in the security register maintained by our fiscal agent at the close of the applicable record date and payments of principal and premium, if any, may be made to addresses provided by the person entitled to such principal and premium at the time of presentment. Subject to the foregoing, a global debt security is not exchangeable, except for a global debt security or global debt securities of the same tenor and amount to be registered in the name of the depositary or its nominee.

Default; Acceleration of Maturity

With respect to each series of our debt securities, each of the following events shall constitute an event of default:

•	default in the payment of principal, premium, if any, or interest, if any, with respect to our debt securities of such series, and the continuance of such default for 30 days;

•	default in the performance of any other obligation under our debt securities of such series or in the performance of any other obligation for the benefit of the holders of our debt securities of such series contained in the fiscal agency agreement, and the continuance of such default for 60 days following receipt of notice of such default by us from holders of an aggregate principal amount of not less than 10% of the outstanding debt securities of such series;

•	default in the payment of principal or interest in excess of US$25,000,000 (or its equivalent in any other currency or currencies) payable (whether upon maturity, acceleration or otherwise) in connection with our Public External Indebtedness (other than that represented by our debt securities of such series) or guarantees given by us in respect of Public External Indebtedness of others, and our failure to pay or validly reschedule (with the consent of the holders of such Public External Indebtedness) the payment of such indebtedness within 30 days of the date on which such payment shall have become due (including any applicable days of grace);

•	an order is issued or any other action is taken by appropriate authorities of or in China for our dissolution or merger or consolidation (except where we are the continuing entity) or for the transfer or assignment of the whole or a material part of our assets (except, in either case, where all our obligations under our debt securities then outstanding are legally assumed by another agency designated by the State Council of China; provided that (i) such agency is a solvent financial institution organized and existing under the laws of China, (ii) such agency is controlled, directly or indirectly, by China, (iii) such agency assumes in writing all of our obligations under our debt securities, and (iv) immediately after giving effect to such transaction no event of default or event or condition that, with the giving of notice or the lapse of time or both, would become an event of default has occurred and is continuing);

•	China ceasing to own at least 51% of us; or

•	unless the PRC central government shall guarantee or otherwise assume the indebtedness and all our obligations evidenced by our debt securities of such series and the fiscal agency agreement, the People’s Bank of China (or the successor central bank of China) ceases or fails to provide the liquidity support stipulated in the Special Decree as in effect as of the date of issuance of our debt securities of such series or the Special Decree is amended in a manner which prejudices the rights of holders of our debt securities or ceases to be valid or effective.

If any event of default shall occur, each holder of the debt securities of such series may declare the principal of such debt security to be due and payable immediately by written demand given to us and our fiscal agent at the corporate trust office of our fiscal agent, unless prior to receipt of such demand by our fiscal agent, all such defaults have been cured. We will notify holders of our debt securities and the fiscal agent promptly upon becoming aware of the occurrence of any event of default, but will not be obligated to furnish any periodic evidence as to the absence of defaults.

Repayment of Monies

Any monies paid by us to our fiscal agent in respect of any debt securities of a series and remaining unclaimed at the end of two years after the principal of all debt securities of such series shall have become due and payable (whether at maturity or otherwise) and monies sufficient therefor shall have been duly made available for payment shall, together with any interest made available for payment thereon, be repaid to us. Upon such repayment all liability of our fiscal agent with respect to such funds shall thereupon cease, and the holder of such debt securities shall thereafter look only to us for any payment to which such holder may be entitled.

Additional Amounts

All payments of principal, premium, if any, and interest, if any, in respect of our debt securities of each series will be made without deduction or withholding for or on account of any present or future taxes, duties, assessment or governmental charges of whatever nature imposed or levied by or on behalf of China or by or within any of its political subdivisions or authorities having power to tax (a “Chinese Tax”), unless deduction or withholding of such Chinese Tax is compelled by law. In that event, we will pay such additional amounts as will result in the receipt by holders of our debt securities of such series of the amounts which would otherwise have been receivable in respect to principal, premium, if any, and interest, if any, had no such deduction or withholding been required, except that no such additional amount shall be payable in respect of any debt securities of such series for or on account of:

•	a holder who is subject to such Chinese Tax in respect of such debt security by reason of his being connected with China (or any of its political subdivisions) other than merely by holding such debt security or receiving principal, premium or interest in respect of such debt security; or

•	a holder who would not be liable for or subject to such withholding or deduction by making a declaration of identity, non-residence or other similar claim for exemption to the relevant tax authority if, after having been requested to make such a declaration or claim, such holder fails to do so; or

•	a holder presenting a debt security of a series for payment more than 30 days after the Relevant Date, except to the extent that the holder of such debt security would have been entitled to such additional amounts on presenting the same for payment on the last day of such 30-day period.

For this purpose, the “Relevant Date” in relation to any debt security of such series means the later of:

•	the due date for payment of such debt security; or

•	if the full amount of the monies payable on such date has not been received in The City of New York by our fiscal agent on or prior to such due date, the date on which the full amount of such monies has been so received and notice of such receipt is duly given to holders of our debt securities of such series in accordance with the fiscal agency agreement.

Our obligation to pay additional amounts in respect of taxes, duties, assessments and other governmental charges shall not apply to (a) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, duty, assessment or other governmental charge or (b) any tax, duty, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on our debt securities; provided that we shall pay all stamp or other taxes, duties, assessments or other governmental charges, if any, which may be imposed by China or any PRC political subdivision or taxing authority, with respect to the fiscal agency agreement or as a consequence of the issuance of our debt securities.

References to principal, premium, if any, or interest in respect of our debt securities of any series shall be deemed also to refer to any additional amounts which may be payable as described in this section entitled “Additional Amounts.”

Repurchase

Subject to applicable legal requirements, we may at any time repurchase our debt securities in any manner and for any price. Any debt securities we repurchase may, at our discretion, be held, resold or surrendered to the fiscal agent for cancellation.

Meeting

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

If we or the holders of at least 15% in aggregate principal amount of the outstanding debt securities of that series request (in writing) that the fiscal agent call a meeting for any purpose described above, the fiscal agent will call such a meeting. The meeting will be held at the time and place determined by the fiscal agent.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the actions proposed to be taken at the meeting. This notice will be given as provided in the terms of the debt securities. In addition, this notice will be given between 30 and 60 days before the meeting date.

Voting; Quorum. A person who holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of the debt securities of that series will be entitled to vote at a meeting of holders of the debt securities of that series. Persons entitled to vote a majority in aggregate principal amount of the outstanding debt securities of that series will constitute a quorum.

At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in aggregate principal amount of the outstanding debt securities of a series will constitute a quorum for the taking of any action set forth in the notice of the original meeting.

In determining whether the holders of the requisite principal amount of outstanding debt securities of a series are present at a meeting of holders of debt securities of that series for quorum purposes or have consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement relating to those debt securities under the fiscal agency agreement, debt securities of that series owned directly or indirectly by us will be disregarded and deemed not to be outstanding.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the appointment of proxies in respect of holders of debt securities of a series;

•	the record date for determining the holders of debt securities of that series entitled to vote at the meeting, which date will be set forth in the notice calling the meeting and will be between 30 and 90 days before the meeting date;

•	the adjournment and chairmanship of the meeting;

•	the appointment and duties of inspectors of votes;

•	the submission and examination of proxies, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Amendments

Majority Consent. Unless the accompanying prospectus supplement provides a different percentage requirement, the following actions require either: (1) the affirmative vote of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series represented at a duly called and held meeting of holders of debt securities of that series or (2) the written consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series:

•	for we and the fiscal agent to modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the relevant fiscal agency agreement in any way; or

•	for the holders of debt securities of that series to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series.

Unanimous Consent. The following actions require the consent of the holder of each of the debt securities of the series which would be affected:

•	change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any debt security of that series;

•	reduce the principal amount of any debt security of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any debt security of that series;

•	reduce the interest rate on any debt security of that series;

•	reduce the premium payable, if any, upon the redemption of any debt security of that series;

•	change the currency in which or the required places at which any amount in respect of the debt securities of that series is payable;

•	shorten the period, if any, during which we are not permitted to redeem the debt securities of that series;

•	permit us to redeem the debt securities of that series if the current terms of the debt securities do not permit us to do so;

•	reduce the proportion of the aggregate principal amount of the debt securities of that series required to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series;

•	reduce the proportion of the aggregate principal amount of the debt securities of that series required to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	change our obligation to pay additional amounts under the debt securities of that series.

No Consent. If both we and the fiscal agent agree, we may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of that series for the purpose of:

•	adding to our covenants for the benefit of the holders of the debt securities;

•	surrendering any right or power conferred upon us;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner which we and the fiscal agent may determine which is not inconsistent with the debt securities of that series and does not adversely affect the interest of any holder of debt securities of that series.

Any modifications, amendment or supplement approved in the manner described in this section will be binding on all holders of debt securities of that series.

Regarding the Fiscal Agent

Our fiscal agent, JPMorgan Chase Bank, has its principal corporate trust office at 450 West 33rd Street, 15th Floor, New York, New York 10001-2697. The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, the indemnification of the fiscal agent and the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent with respect to any series of our debt securities will, if different from our fiscal agent, be named in the prospectus supplement; provided, however, that we may replace our fiscal agent pursuant to the terms of the fiscal agency agreement. We will at all times maintain a paying agent and a transfer agent (which will, unless otherwise provided, be our fiscal agent) in The City of New York. We may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with our fiscal agent. The fiscal agent will be our agent, not a trustee for the holders of our debt securities of any series, and will not have the same responsibilities or duties to act for such holders as would a trustee, except that monies paid to and held by our fiscal agent as payment of principal of, premium, if any, or interest on our debt securities of any series shall be received and held by our fiscal agent in trust for the holders of our debt securities of such series pursuant to the fiscal agency agreement and our debt securities of such series. We will cause notice of any registration, termination or appointment of any paying agent or fiscal agent to be given as provided under “—Notices” below.

The fiscal agency agreement is not required to be, and will not be, qualified under the United States Trust Indenture Act of 1939; and the fiscal agency agreement may not contain all of the provisions which could be of benefit to holders of our debt securities which would be contained in an indenture qualified under such Trust Indenture Act.

Jurisdiction; Consent to Service

We have appointed Mr. Zheng Bailin, General Manager, Bank of China New York Branch, currently at 410 Madison Avenue, New York, New York 10017, and his successors from time to time, as our authorized agent upon whom process may be served in any suit, action, or proceeding arising out of or based on our debt securities or the fiscal agency agreement which may be instituted in any state or federal court in the Borough of Manhattan, The City of New York, by the holder of any debt security and we will irrevocably submit to the non-exclusive jurisdiction of any such court in respect of any such action, including any action arising out of or based on United States federal or state securities laws. Such appointment will be irrevocable until all amounts in respect of the principal and premium, if any, and interest due and to become due on or in respect of all our debt securities have been provided to our fiscal agent, except that if, for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the Borough of Manhattan, The City of New York, we will appoint another person in the Borough of Manhattan, The City of New York, as our authorized agent. We are also subject to suit in competent courts in China.

In respect of any proceedings described above, we will irrevocably consent to the giving of any relief and the issue of any process in connection with such proceedings, including, without limitation, the making, enforcement or execution (against any assets whatsoever of us, irrespective of their uses or intended uses), of any order or judgment made or given in any such proceedings, and to the extent that we may in any jurisdiction claim for ourselves or our assets, or have attributed to us or our assets, any right of immunity on the grounds of sovereignty from any legal action, suit, proceeding, execution, attachment or other legal process, we will irrevocably agree not to claim and will waive such immunity to the fullest extent permitted by law. See “Enforcement of Foreign Judgments.”

Governing Law

The fiscal agency agreement and our debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except that all matters governing authorization and execution by us shall be governed by the laws of China.

Notices

We will publish all our notices in English in The Wall Street Journal – Eastern Edition. If at any time publication in such newspaper is not practicable, notices will be valid if published in an English language newspaper with general circulation in The City of New York. If our debt securities of any series are listed on any stock exchange and the rules of that exchange so require, all notices to holders of debt securities of that series will also be published in a daily newspaper of general circulation in the place of the stock exchange. The prospectus supplement applicable to debt securities of that series will contain more details relating to these notices. Any such notice will be deemed to have been given on the date of such publication or, if published more than once on difference dates, on the first date on which publication is made. If our debt securities of any series are represented by book-entry securities, notices will be sent to the relevant depositary or its nominee as the holder thereof, and the depositary will communicate these notices to its participants in accordance with its standard procedures.

GLOBAL CLEARANCE AND SETTLEMENT

Global Debt Securities

Upon the issuance of a global debt security, we expect that the related depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of our debt securities represented by such global debt security to the accounts of institutions that have accounts with the depositary or its nominee, which are called “participants” in this prospectus. Ownership of beneficial interests in such global debt security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such global debt security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the related depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states of the United States require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a global debt security.

Any payment of principal, premium (if any) or interest due on our debt securities on any interest payment date or at maturity will be made available by us to our fiscal agent on such date. If any date for payment in respect of any debt security is not a business day, the holder of such debt security shall not be entitled to payment until the next following business day. “Business day” as used in this prospectus means a day on which banking institutions in The City of New York and at the applicable place of payment are not authorized or obligated by law or executive order to be closed. No further interest shall be paid in respect of any such delay in payment. As soon as possible after such delay, our fiscal agent will make such payments to the depositary or its nominee, as the case may be, which is the registered owner of the global debt security representing such debt securities, in accordance with arrangements between our fiscal agent and such depositary. We expect that the depositary for the global debt security or its nominee, upon receipt of any payment of principal, premium (if any) or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global debt security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debt security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants. Neither we nor our fiscal agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

So long as a depositary, or its nominee, is the registered owner of a global debt security, such depositary or such nominee, as the case may be, will be considered the sole owner and holder of our debt securities represented by such global debt security for all purposes of such debt securities. Except as provided below, or as may be specified in the prospectus supplement, owners of beneficial interests in a global debt security:

•	will not be entitled to have our debt securities represented by such global debt security registered in their names,

•	will not receive or be entitled to receive physical delivery of certificated debt securities in definitive form, i.e., certificated debt securities, upon exchange or otherwise, and

•	will not be considered the owners or holders of any debt securities under the fiscal agency agreement for any purpose, including with respect to the giving of any direction, instruction or approval to the fiscal agent under the fiscal agency agreement.

Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of the related depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of debt securities. We understand that, under existing industry practice, in the event that an owner of a beneficial interest in a global debt security desires to take any action that the related depositary or its nominee, as the holder of such global debt security, is entitled to take, such depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Except as otherwise described in the prospectus supplement, a global debt security may not be transferred except as a whole by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary, or by such depositary or any such nominee to another depositary for our debt securities or its nominee or to a successor of the depositary or a nominee of such successor.

The Clearing Systems

Although DTC, Euroclear and Clearstream have agreed to the procedures provided below in order to facilitate transfers of debt securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor our fiscal agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC, Euroclear and Clearstream have advised us as follows:

DTC. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which own DTC, and may include underwriters and agents of our debt securities. Indirect access to the DTC system is also available to others that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Transfers of ownership or other interests in debt securities in DTC may be made only through DTC participants. In addition, beneficial owners of debt securities in DTC will receive all distributions of principal of, premium, if any, and interest on our debt securities from our fiscal agent through such DTC participants.

Euroclear and Clearstream. Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations and may include underwriters and agents of our debt securities. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

Initial Settlement

Investors electing to hold their debt securities through DTC (other than through accounts at Euroclear or Clearstream) will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their debt securities through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Debt securities will be credited to the securities custody accounts of Euroclear holders and Clearstream holders on the business day following the settlement date against payment for value on the settlement date in same-day funds.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any debt securities where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants

Secondary market trading between DTC participants (other than JPMorgan Chase Bank as depositary for either Euroclear or Clearstream) will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

Trading between Euroclear and/or Clearstream participants

Secondary market trading between Euroclear participants and/or Clearstream participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC seller and Euroclear or Clearstream purchaser

When debt securities are to be transferred from the account of a DTC participant (other than JPMorgan Chase Bank as depositary for either Euroclear or Clearstream) to the account of a Euroclear participant or a Clearstream participant, the purchaser must send instructions to Euroclear or Clearstream through a participant at least one business day prior to settlement. Euroclear or Clearstream, as the case may be, will instruct JPMorgan Chase Bank to receive our debt securities against payment. Payment will include interest accrued on our debt securities from and including the last payment date to and excluding the settlement date, on the basis of a calendar year consisting of twelve 30-day months. For transactions settling on the 31st day of a month payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by JPMorgan Chase Bank to the DTC participant’s account against delivery of our debt securities. After settlement has been completed, our debt securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participants’ or Clearstream participants’ accounts. Credit for our debt securities will appear on the next day (European time) and cash debit will be back valued to, and the interest on our debt securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Clearstream cash debit will be valued instead as of the actual settlement date.

Euroclear participants and Clearstream participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Clearstream. Under this approach, they may take on credit exposure to Euroclear or Clearstream until our debt securities are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to them, participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream participants purchasing debt securities would incur overdraft charges for one day, assuming they cleared the overdraft when our debt securities were credited to their accounts on the immediately succeeding day. However, interest on our debt securities would accrue from the value date. Therefore, in many cases, the investment income on debt securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant’s particular cost of funds.

Because the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending debt securities to JPMorgan Chase Bank for the benefit of Euroclear participants or Clearstream participants, as the case may be. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

Trading between Euroclear or Clearstream seller and DTC purchaser

Due to time zone differences in their favor, Euroclear participants and Clearstream participants may employ their customary procedures for transaction in which debt securities are to be transferred by the respective clearing system, through JPMorgan Chase Bank, to another DTC participant. The seller must send instructions to Euroclear or Clearstream through a participant at least one business day prior to settlement. In these cases, Euroclear or Clearstream will instruct JPMorgan Chase Bank to credit our debt securities to the DTC participant’s account against payment. Payment will include interest accrued on our debt securities from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of a month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Euroclear participant or Clearstream participant the following day, and receipt of the cash proceeds in the Euroclear or Clearstream participant’s account will be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). If the Euroclear participant or Clearstream participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation may substantially reduce or offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Clearstream participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Euroclear or Clearstream and purchase debt securities from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream for one day (until the purchase side of the day trade is reflected in their Euroclear or Clearstream account) in accordance with the clearing system’s customary procedures;

•	borrowing our debt securities in the United States from a DTC participant no later than one day prior to settlement, which would give our debt securities sufficient time to be reflected in the borrower’s Euroclear account or Clearstream account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream participant.

TAXATION

The following is a summary of anticipated tax consequences resulting from the ownership of debt securities. This summary does not cover all the possible tax consequences relating to the ownership of debt securities and is not intended as tax advice to any person. It is based upon laws as now in effect and as currently interpreted, which are subject to change. All persons considering the purchase of debt securities are urged to consult their tax advisors or other experts concerning the application of tax laws to the particular situation. This summary may be amended or supplemented by the prospectus supplement with respect to the relevant series of debt securities.

United States Taxation

The following summary of certain United States federal income tax consequences to original purchasers of our debt securities of the purchase, ownership and disposition of our debt securities is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary does not purport to discuss all aspects of United States federal income taxation which may be relevant to a particular investor in light of such investor’s individual investment circumstances. It does not apply to members of special classes of holders, such as persons holding debt securities as part of a straddle, hedging, or synthetic security transaction, or U.S. holders (as defined below) whose functional currency is not the United States dollar, or certain types of investors subject to special tax rules (e.g., financial institutions, insurance companies, dealers in securities or currencies, regulated investment companies, and tax-exempt organizations). In addition, this summary does not discuss any foreign, state or local tax considerations. This summary only applies to investors that acquired securities in the offering at the offering price and that hold debt securities as “capital assets” within the meaning of the Code. In general, capital assets are property held for investment. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local, as well as foreign income and other, tax considerations of investing in our debt securities.

For purposes of this summary, a “U.S. holder” is a beneficial owner of debt securities who is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a domestic corporation (including an entity treated as a corporation for United States federal income tax purposes), (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons also will be considered U.S. holders. As used in this summary, the term “non-U.S. holder” means a beneficial owner of a debt security that is not a U.S. person for U.S. federal income tax purposes.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

U.S. Holders

Payments of interest on a debt security (including additional amounts, if any) will generally be taxable to a U.S. holder as ordinary interest income in accordance with the U.S. holder’s regular method of tax accounting. In the opinion of Sidley Austin Brown & Wood LLP, our special United States counsel, interest on our debt securities constitutes income from sources outside the United States but, with certain exceptions, is treated separately, together with other items of “passive income” or “financial services income,” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. If any foreign taxes were to be paid or withheld in respect of payments on our debt securities, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit.

A U.S. holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a debt security in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than any portion of the realized amount attributable to accrued but unpaid interest) and such U.S. holder’s adjusted tax basis in our debt security. A U.S. holder’s adjusted tax basis in a debt security will generally equal such U.S. holder’s initial investment in our debt security. Non-corporate taxpayers are subject to reduced maximum rates on long-term capital gains and are generally subject to tax at ordinary income rates on short-term capital gains. Capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

In the opinion of Sidley Austin Brown & Wood LLP and subject to the discussion of “backup” withholding below, interest on our debt securities is currently exempt from United States federal income tax, including withholding tax, if paid to a non-U.S. holder, whether or not such non-U.S. holder is engaged in a trade or business in the United States, unless:

•	the non-U.S. holder is a corporation that is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or

•	the non-U.S. holder is an individual or corporation that has an office or other fixed place of business in the United States to which the interest is attributable and (a) the interest is derived from the active conduct of a banking, financing or similar business within the United States or (b) is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

In addition, in the opinion of Sidley Austin Brown & Wood LLP, (a) subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to United States federal income tax on any gain realized on the sale or exchange of a debt security, provided that such gain is not effectively connected with the conduct by the holder of a United States trade or business and, in the case of a non-U.S. holder who is an individual, such holder is not present in the United States for 183 days or more during the taxable year in which such gain is realized and certain other conditions are met, and (b) our debt securities are deemed to be situated outside the United States for purposes of the United States federal estate taxation and are not includible in the gross estate for purposes of such tax in the case of a nonresident in the United States who was not a citizen of the United States at the time of death.

Backup Withholding

A 28% “backup” withholding tax and certain information reporting requirements may apply to payments of principal and interest on our debt securities made to certain noncorporate holders if such payments are made or are considered made in the United States (including payments on debt securities made by wire transfer from outside the United States to an account maintained by the holder with our fiscal agent or paying agent in the United States). If such payments are considered to have been made in the United States, non-United States persons are generally exempt from these withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption from the requirements. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-United States person who sells a debt security through a United States branch of a broker and information reporting (but not backup withholding) will apply to a non-United States person who sells a debt security through (a) a non-United States branch of a United States broker, (b) a non-United States office of a broker that is a controlled foreign corporation for United States tax purposes, (c) a broker that is a foreign partnership meeting certain requirements, or (d) a broker that is a foreign person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, in each case unless the holder proves an exemption from the requirement.

PRC Taxation

In the opinion of the Legal Affairs Department of China Development Bank, PRC legal counsel to us, the following summary accurately describes the principal PRC tax consequences of ownership of our debt securities by beneficial owners who, or which, are not residents of China for PRC tax purposes and do not conduct business activities in China, i.e., non-PRC holders. Persons considering the purchase of our debt securities should consult their own tax advisors with regard to the application of PRC tax laws to their particular situations as well as any tax consequences arising under the laws of any other tax jurisdiction. Reference also is made to the tax agreement between China and the United States entitled “Agreement between the PRC government of the United States of America and the PRC government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income” signed on April 30, 1984 and effective for taxable years beginning on or after January 1, 1987. For convenience purpose, we refer to this agreement as “US-China ADT Agreement” in this section entitled “PRC Taxation.”

Pursuant to Article 19 of the Foreign Investment Enterprise and Foreign Enterprise Income Tax Law of China and Article 3 of the Individual Income Tax Law of China, an income tax is levied on the payment of interest in respect of foreign exchange loans, including bonds or notes, made to foreign corporations and non-resident alien individuals who, or which, do not conduct business activities in China. The current rate of such income tax is 20% of the gross amount of the interest. Pursuant to the State Council Notice Regarding the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in the PRC, with effect from January 1, 2000, enterprise income tax at a reduced 10% rate will be levied on interest, rental, license fee and other income obtained in the PRC by foreign enterprises without any agent or establishment in the PRC or by foreign enterprises without any effective connections in terms of such income with their agents or establishment in the PRC. However, the tax so charged on interest paid on our debt securities to non-PRC holders who, or which, are residents of the United States for purposes of the US-China ADT Agreement shall not exceed 10% of the gross amount of the interest pursuant to Article 10 of the US-China ADT Agreement.

We have obtained on behalf of the holders of debt securities from the State Bureau of Taxation of China an exemption from such income tax on the payment of interest in respect of our debt securities.

Non-PRC holders will not be subject to PRC tax on any capital gains derived from a sale or exchange of debt securities consummated outside China between non-PRC holders. No PRC stamp duty will be imposed on non-PRC holders either upon the issuance of our debt securities or upon a subsequent transfer of debt securities.

European Union Directive on Taxation of Savings Income

The European Union has adopted a directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that European Union member states be required from a date not earlier than July 1, 2005 to provide to the tax authorities of other European Union member states details of payments of interest and other similar income paid by a person to an individual in another European Union member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

PLAN OF DISTRIBUTION

This prospectus, together with the relevant prospectus supplement, may be used by underwriters or dealers in connection with offers and sales of our debt securities, including our debt securities initially sold outside the United States, to persons located in the United States.

We may sell our debt securities by using any combination of the following three methods:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or dealers;

•	the purchase price of our debt securities of that series;

•	the net proceeds to us from the sale of these debt securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which these debt securities may be listed.

Our debt securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on the market prices.

Underwriters used in the sale of our debt securities will distribute our debt securities on a firm commitment basis. In this case, the underwriters will acquire the debt securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. We may offer our debt securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

Unless otherwise described in the applicable prospectus supplement, the obligations of the underwriters to purchase our debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such debt securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may also sell our debt securities of any series directly to the public or through agents we designate from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of our debt securities will sell such debt securities on a reasonable best effort basis for the period of its appointment.

Limitations on sales to United States persons of our debt securities in bearer form, if any, will be described in the prospectus supplement relating to such debt securities.

We may agree to indemnify underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for us in the ordinary course of their business.

VALIDITY OF THE DEBT SECURITIES

The validity of our debt securities will be passed upon for us as to PRC law by the Legal Affairs Department of China Development Bank, our PRC counsel, and as to United States law by Sidley Austin Brown & Wood LLP, Hong Kong and Beijing, our special United States counsel. Certain legal matters will be passed upon for the underwriters or placement agents as to United States law and as to PRC law by counsel to such underwriters or placements agents named in the applicable prospectus supplement.

AUTHORIZED AGENT IN THE UNITED STATES

Our authorized agent and the authorized agent of China in the United States, for purposes of the United States Securities Act of 1933, as amended, is the General Manager, Bank of China New York Branch, currently at 410 Madison Avenue, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Mr. Chen Yuan, in his official capacity as our Governor and duly authorized, has supplied the information set forth under the caption “China Development Bank,” except for the information set forth under the caption “China Development Bank — Relationship with the PRC Government,” and such information is stated on his authority.

The information set forth under the captions “China Development Bank — Relationship with the PRC Government” and “People’s Republic of China” is stated by Wei Benhua in his official capacity as Deputy Director General of the State Administration of Foreign Exchange of China and such information is stated on his authority.

The documents identified in the portion of this prospectus captioned “People’s Republic of China” as being sources of financial or statistical data set forth in this prospectus are in all cases official public documents of China or its agencies and instrumentalities.

EXPERTS

Our financial statements as of December 31, 2001, 2002 and 2003 and for the three years ended December 31, 2003 included in this prospectus have been audited by PricewaterhouseCoopers, our independent accountants, in accordance with International Standards on Auditing as set forth in their report appearing in this prospectus. These financial statements are included in reliance upon the report of PricewaterhouseCoopers given on their authority as experts in accounting and auditing. PricewaterhouseCoopers have given and have not withdrawn their written consent to the issue of this prospectus with their report included in the form and context in which it is included.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, covering our debt securities. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

You may read and copy the registration statement, including its various exhibits, and any reports, statements or other information that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the SEC through its EDGAR system are also available through the SEC’s Internet site at http://www.sec.gov. Our internet website is http://www.cdb.com.cn.

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Management of China Development Bank

We have audited the accompanying balance sheets of China Development Bank (the “Bank”) as of 31 December 2003, 2002 and 2001 and the related statements of income, cash flows and changes in the owner’s equity for each of the years in the three-year period ended 31 December 2003. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements present fairly in all material respects the financial position of the Bank as of 31 December 2003, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2003 in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers

Beijing, People’s Republic of China

1 March 2004

CHINA DEVELOPMENT BANK

INCOME STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

	Note	2003	2002	2001
Interest income	4	59,167	51,668	45,386
Interest expense	4	(34,747)	(32,206)	(29,946)

Net interest income	4	24,420	19,462	15,440

Fee and commission income		123	68	29
Fee and commission expense		(7)	(13)	(24)

Net fees and commission income		116	55	5

Dividend income	5	1,644	1,831	1,493
Losses on investment	15	(821)	(2,391)	(1,918)
Other operating income (expenses)	6	236	266	(103)

Operating income		25,595	19,223	14,917

Provision for credit losses	13,14	(2,829)	1,230	4,078
Other operating expenses	7	(4,299)	(3,760)	(4,259)

Profit before tax		18,467	16,693	14,736

Income tax expense	8	(5,255)	(4,774)	(3,589)

Net profit		13,212	11,919	11,147

The following notes form an integral part of these financial statements.

Governor: Chen Yuan Head of Finance: Shu Jiawei

CHINA DEVELOPMENT BANK

BALANCE SHEETS

AS OF 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

	Note	2003	2002	2001
ASSETS
Cash and balance with the PBOC	9	16,143	7,354	4,498
Due from other banks	10	2,085	913	2,022
Trading assets	12	821	680	443
Securities purchased under resale agreements		—	9,228	4,390
Loans, net	13	1,120,885	876,132	731,318
Cinda bonds	14	103,016	103,046	102,346
Investment securities
- Available-for-sale	15	28,152	34,452	35,335
- Held-to-maturity	15	1,738	497	248
Fixed assets, net	16	2,412	2,039	1,642
Deferred tax assets	17	3,608	4,566	6,834
Other assets	18	307	1,221	846

TOTAL ASSETS		1,279,167	1,040,128	889,922

LIABILITIES AND OWNER’S EQUITY

Liabilities

Deposits from other banks		1,344	1,874	703
Due to customers	19	65,743	40,018	32,087
Borrowings from other institutions	20	51,046	44,644	34,910
Trading liabilities	12	448	672	654
Debt securities in issue	21	1,064,406	869,001	748,546
Other liabilities	22	6,751	8,518	11,141

Total Liabilities		1,189,738	964,727	828,041

Owner’s Equity

Paid-in capital	23	50,000	49,050	47,449
Capital surplus	23	—	134	134
Reserves
- Statutory surplus reserve	24	2,702	946	542
- Statutory welfare reserve	24	1,806	703	418
- General surplus reserve	24	653	—	—
Retained earnings	25	34,268	24,568	13,338

Total Owner’s Equity		89,429	75,401	61,881

TOTAL LIABILITIES AND OWNER’S EQUITY		1,279,167	1,040,128	889,922

The financial statements have been approved for issue by the Bank’s management on 1 March 2004.

The following notes form an integral part of these financial statements.

Governor: Chen Yuan Head of Finance: Shu Jiawei

CHINA DEVELOPMENT BANK

STATEMENTS OF CHANGES IN OWNER’S EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

	Note	Paid-in Capital	Capital Surplus	Statutory Surplus Reserve	Statutory Welfare Reserve	General Surplus Reserve	Retained Earnings	Total
Balance at 1 January 2001		50,318	—	330	206	—	2,615	53,469

Arising in the year
Net profit		—	—	—	—	—	11,147	11,147
Donation received		—	134	—	—	—	—	134
Capital contribution	23	1,891	—	—	—	—	—	1,891
Paid-in capital transfer-out	23	(4,760)	—	—	—	—	—	(4,760)
Appropriation to surplus reserve		—	—	212	—	—	(212)	—
Appropriation to welfare reserve		—	—	—	212	—	(212)	—

Balance at 31 December 2001/ 1 January 2002		47,449	134	542	418	—	13,338	61,881

Arising in the year
Net profit		—	—	—	—	—	11,919	11,919
Capital contribution	23	1,601	—	—	—	—	—	1,601
Appropriation to surplus reserve	24	—	—	285	—	—	(285)	—
Appropriation to welfare reserve	24	—	—	—	285	—	(285)	—
Retained earnings adjustment	25	—	—	119	—	—	(119)	—

Balance at 31 December 2002/ 1 January 2003		49,050	134	946	703	—	24,568	75,401

Arising in the year
Net profit		—	—	—	—	—	13,212	13,212
Capital contribution	23	752	—	—	—	—	—	752
Transfer of capital surplus and associated deferred tax to paid-in capital	23	198	(134)	—	—	—	—	64
Appropriation to surplus reserve	24	—	—	1,756	—	—	(1,756)	—
Appropriation to welfare reserve	24	—	—	—	1,756	—	(1,756)	—
Transfer of statutory welfare reserve to general surplus reserve	24	—	—	—	(653)	653	—	—

Balance at 31 December 2003		50,000	—	2,702	1,806	653	34,268	89,429

The following notes form an integral part of these financial statements.

Governor: Chen Yuan Head of Finance: Shu Jiawei

CHINA DEVELOPMENT BANK

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

	Notes	2003	2002	2001
Cash flows from/(used in) operating activities
Profit before tax		18,467	16,693	14,736
Adjustments:
Provision for credit losses	13,14	2,829	(1,230)	(4,078)
Provision for doubtful receivables		(17)	—	17
Provision for investment impairment		1,251	2,252	1,918
(Gain) Loss on sales of investment securities	15	(421)	139	—
Depreciation and amortisation		157	105	87
Loss on disposal of fixed assets		—	292	1,071
Amortisation of premium/discount of debt securities in issue		1,620	615	354
Cash dividends	5	(1,644)	(1,831)	(1,493)
Net changes in:
Restricted balance with other banks		(12)	—	722
Trading assets		(141)	(237)	(435)
Securities purchased under resale agreements		9,228	(4,838)	(4,390)
Loans to banks		311	2,447	(8,938)
Loans to customers		(235,253)	(148,253)	(89,746)
Cinda bonds		(635)	(700)	(27)
Other assets		1,142	(1,893)	(525)
Trading liabilities		(224)	18	584
Deposits from other banks		(530)	1,171	370
Due to customers		25,725	7,931	2,176
Other liabilities		1,696	1,458	(1,199)
Income tax paid		(5,664)	(5,476)	(639)

Net cash used in operating activities		(182,115)	(131,337)	(89,435)

Cash flows from/(used in) investing activities

Purchases of investment securities		(35,959)	(389)	(223)
Proceeds from redemption of investment securities		28,584	890	126
Cash dividends received		1,644	1,831	2,936
Purchases of fixed assets and other assets		(508)	(519)	(326)
Disposal of fixed assets and other assets		74	—	—

Net cash from/(used in) investing activities		(6,165)	1,813	2,513

Cash flows from/(used in) financing activities

Proceeds from borrowed funds and debt securities		561,131	243,936	220,001
Repayments of borrowed funds and debt securities		(363,547)	(114,297)	(134,895)
Proceeds from capital contribution		645	1,601	1,891

Net cash from financing activities		198,229	131,240	86,997

The following notes form an integral part of these financial statements.

Governor: Chen Yuan Head of Finance: Shu Jiawei

CHINA DEVELOPMENT BANK

STATEMENTS OF CASH FLOWS (CONT’D)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

	Note	2003	2002	2001
Net increase in cash and cash equivalents		9,949	1,716	75

Cash and cash equivalents at beginning of year	11	8,086	6,370	6,295

Cash and cash equivalents at end of year	11	18,035	8,086	6,370

Supplemental disclosures of cash flow information
Interest received		57,757	51,075	44,987
Interest paid		(30,756)	(33,012)	(29,463)

Investing and financing activities that do not involve cash receipts and payments
Increase in equity securities resulting from debt to equity swap		1,924	2,621	5,300
Decrease in equity securities resulting from converting equity to debt		(13,901)	—	—
Capitalisation of interest payable as borrowings		(648)	(1,764)	(1,785)
In-kind contributions recognised as capital		(107)	—	—

Net changes in investing and financing activities that do not involve cash receipts and payments		(12,732)	857	3,515

The following notes form an integral part of these financial statements.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

1. General Information and Principal Activities

China Development Bank (the “Bank”), a wholly state-owned development financial institution, was established on 1 July 1994 in the People’s Republic of China (the “PRC” or “China”). The address of its registered office is No.29, Fuchengmenwai Street, Xicheng District, Beijing PRC.

The Bank’s primary purpose is to foster the economic development in China through the provision of long-term financing of key projects and initiatives supporting the Government’s national economic development plan and industry policies. The Bank’s current principal activities include raising funds to support its lending activities and extending loans in both Renminbi (“Rmb”) and foreign currencies to infrastructure, basic industry and pillar industry construction projects. This involves mobilising substantial financial resources, including the issuance of debentures denominated in Rmb and foreign currencies in the domestic and international capital markets; and borrowings from foreign governments, international financial institutions and foreign commercial banks. At present, the Bank conducts its principal business activities exclusively in the PRC.

At 31 December 2003, the Bank had 4,224 employees (2002: 3,780, 2001: 3,404).

2. Principal Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below:

A	Basis of presentation

These financial statements are prepared in accordance with International Financial Reporting Standards. The financial statements are prepared under the historical cost convention as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivatives contracts.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Material estimates that are susceptible to significant change in the near-term include the determination of fair values of financial instruments and the allowance for loan losses. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

B	Foreign currency translation

The Bank’s reporting currency is Renminbi (“Rmb”), the lawful currency of the PRC.

Foreign currency transactions are translated into Rmb at the exchange rates prevailing on the date of the transactions. Gains and losses resulting from settlements of such transactions and from the translations of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement at the exchange rates prevailing on settlement date and the balance sheet date, respectively.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

C	Derivative financial instruments

Derivative financial instruments including foreign currency forwards, foreign currency and interest rate swaps and collars are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are re-measured at their fair values. Fair values are obtained from quoted market prices and discounted cash flow models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives embedded in other financial instruments, such as credit default derivatives allowing a bond issuer to transfer the credit risk of the underlying bond, which it may not own, to another party, are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

Changes in the fair value of derivatives are included in other operating income.

While certain derivative transactions are intended to provide effective economic hedges under the Bank’s risk management positions, they do not qualify for hedge accounting under the specific rules in the IAS 39 and are therefore treated as derivatives held for trading with changes in fair value reported as other operating income. The Bank has no derivative positions that are accounted for as hedges.

The fair values of derivative instruments are disclosed in Note 26.

D	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

At year end, the Bank has not offset any major financial assets and liabilities.

E	Interest income and expenses

Interest income and expenses are recognised in the income statement for all interest bearing instruments on an accrual basis using the effective yield method based on the actual purchase price. Interest income includes coupons earned on fixed income investment securities and accrued discount and premium on discounted instruments.

F	Fee and commission income

Fees and commissions are recognised on an accrual basis when the related service has been provided. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the purchase or sale of businesses, or issuance of securities, are recognised on completion of the underlying transaction.

G	Resale and repurchase agreements

Securities sold subject to linked repurchase agreements (“repos”) are retained in the accounts as investment securities and the related liability is recorded as securities sold under repurchase agreements. Securities purchased under agreements to resell (“resales”) are recognised in the balance sheet as an advance to the counter-party. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreement using the effective yield method.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

H	Trading assets

Trading assets include derivatives and trading securities which were either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists. Trading securities are initially recognised at cost and subsequently re-measured based on quoted bid prices. All related realised and unrealised gains or losses are included in other operating income. Interest earned whilst holding trading securities is reported as interest income. Dividends declared are included in dividend income.

All purchases and sales of trading securities that require delivery with the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised at trade date, which is the date that the Bank commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs. Transaction costs are recognised as other expense when incurred.

I	Loans and provisions for impaired loans

Loans to customers, banks and other financial institutions are reported on the balance sheet at amortised cost, net of provision for impairment. Loans to banks and other financial institutions include placements with banks and other financial institutions that have a term more than one year. All loans and advances are recognised when cash is advanced to borrowers.

The Bank assesses at each balance sheet date whether there is any objective evidence that a loan is impaired. Objective evidence may include significant financial difficulty of the borrower, a breach of contract such as default or delinquency, and granting concessions to a borrower. If there is objective evidence the impairment loss on a loan carried at amortised cost has been incurred, a provision for loan impairment is established for each impaired loan. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted at the original effective interest rates of the impaired loans.

Upon impairment, the accrual of interest income based on the original terms of the loan is discontinued, and the accrual of interest on the recoverable amount of the loan is thereafter recognised based on the rate of interest that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

When a loan is uncollectible, it is written off against the related provision for loan losses; subsequent recoveries are credited to the provision for loan losses in the income statement.

If the amount of the impairment subsequently decreases due to an event occurring after the write-down, the release of the provision is credited to provision for loan losses.

The provision for loan impairment also covers unidentified losses where there is objective evidence that a loss has been incurred in the loan portfolio at the balance sheet date. These losses have been estimated based upon historical experience of losses and reflecting the current economic climate in which the borrowers operate.

J	Investment securities

The Bank classifies its investment securities into the following two categories: held-to-maturity and available-for-sale securities. Investment securities with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

Investment securities are initially recorded at cost, plus the related transaction costs directly attributable to their acquisition. Available-for-sale investments are subsequently re-measured based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using cash flow models and, where appropriate, collateral valuations, price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Significant assumptions used in cash flow models include estimates of operating cash flows and guarantor support. Unrealised gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity net of income tax effect. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When the securities are disposed of or impaired, the related accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

Held-to-maturity securities are carried at amortised cost using the effective yield method, less any provision for impairment.

The Bank assesses at each balance sheet date whether there is any objective evidence that an investment security is impaired. Objective evidence may include significant financial difficulty of the issuer, a breach of contract such as default or delinquency, disappearance of an active market because of financial difficulties and for equity securities a significant or prolonged decline in the fair value of the equity below its cost. If there is objective evidence the impairment loss on held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rates. If there is objective evidence that an available-for-sale investment is impaired, the cumulative loss that has been recognised directly in equity shall be removed from equity and recognised in profit or loss. An investment security is impaired if its carrying amount is greater than its estimated recoverable amount.

Interest earned whilst holding investment securities is reported as interest income. Dividend receivables are included separately in dividend income when a dividend is declared.

All regular way purchases and sales of investment securities are recognised at trade date, which is the date that the Bank commits to purchase or sell the asset. All other purchases and sales of investment securities are recognised as derivative forward transactions until settlement.

K	Fixed assets

All fixed assets are stated at historical cost less accumulated depreciation and impairment.

Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values which are estimated at 5 percent of cost for buildings and zero percent for other fixed assets categories over their estimated useful lives as follows:

Buildings	30 - 35 years
Office equipment	5 - 11 years
Leasehold improvements	5 years
Motor vehicles	6 years

No depreciation is provided against construction in progress.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

Fixed assets are periodically reviewed for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. Gains and losses on disposal of fixed assets are determined by reference to their carrying amount and are taken into account in determining operating profit. Repairs and renewals are charged to the income statement when the expenditure is incurred.

L	Operating leases

The Bank entered into various operating lease agreements to rent its head office and branches’ office and facilities. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

All leasing activities engaged in by the Bank to date have involved solely operating leases. The Bank has not conducted any leasing activities as lessor.

M	Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months’ maturity from the date of acquisition including: cash and balances with the PBOC, and amounts due from other banks.

N	Provisions

Provisions are recognised when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Such provisions are charged to other operating expenses.

O	Employee benefits

The Bank participates in a number of defined contribution plans administered and regulated by local governments throughout the country. Once the related contributions have been made, the Bank has no further obligations and liabilities to retired employees. These plans are generally funded by payments from employees and by the Bank.

The Bank’s contributions to these plans are charged to the income statement in the period to which they relate.

P	Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Currently enacted tax rate of 33% at balance sheet date is used in the determination of deferred income tax.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The principal temporary differences arise from provision for impaired loans, investment securities, doubtful receivables and revaluation of available-for-sale investment securities and financial derivatives. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax related to fair value re-measurement of available-for-sale investment securities is charged or credited directly to equity, and is subsequently recognised in the income statement together with the deferred gain or loss when the related investments are sold.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profit arises. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Q	Borrowed funds

Borrowings are recognised initially at the actual proceeds received (fair value of consideration received), net of transaction costs incurred. Borrowings are subsequently stated at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective yield method.

R	Paid-in capital

The Ministry of Finance (“MOF”) has fully funded the Bank’s required paid-in capital as of 31 December 2003.

S	Fiduciary activities

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where the Bank acts in a fiduciary capacity such as nominee, trustee or agent.

T	Contingent liabilities and contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

U	Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

3. Financial Risk Management

A	Strategy in using financial instruments

By its nature the Bank is engaged in the extensive use of financial instruments. The Bank raises funds primarily by issuance of debts at both fixed and floating rates and for various periods and seeks to earn above average interest margins by investing these funds in long-term infrastructure project lending. While operating in China under the interest rate scheme regulated by the People’s Bank of China (the “PBOC”), the Bank seeks to increase these margins by issuing long-term bonds with different maturities and reducing the cost of fund as much as possible.

The Bank engages in derivatives transactions, which include currency forwards and swaps, interest rate swaps, interest rate collars primarily with its borrowers. In order to offset the potential risks related to the derivative transactions entered into with its borrowers, the Bank often enters into similar or substantially similar contracts with other financial institutions.

In order to hedge its open positions in foreign currencies and interest rate, the Bank also enters into currency and interest rate swaps to provide effective controls on the Bank’s potential risk exposures in the related areas.

The Bank does not conduct proprietary derivatives or securities trading activities. While certain of the Bank’s derivative transactions are intended to provide effective economic hedges, they do not meet the hedge accounting requirements of IAS 39. They are therefore accounted for as derivatives held for non-hedging purpose while changes in fair value reported in income.

B	Credit risk

The Bank takes on exposure to credit risk which is the risk that a counter-party will be unable to pay amounts in full when due. Credit risk is increased when counter parties are concentrated in the same industries or geographical regions. The Bank’s lending activities are undertaken entirely within China and concentrated in seven targeted industries. Different areas in China and different industries have their own unique characteristics in economic development and, therefore, could present different credit risks.

The Bank structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to a single borrower, industry and location at provincial level. Such risks are monitored on a regular basis and subject to an annual review.

To manage its credit risk, the Bank applies rigorous underwriting procedures to each loan application and has developed a disciplined credit risk management process. Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations. Exposure to credit risk is also managed in part by obtaining collateral and guarantees.

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit, which represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties, carry the same credit risk as loans. Guarantee deposits are received by the Bank to lessen the credit risks related to certain of these commitments provided by the Bank. The guarantee deposit which is at certain percentage of the notional amount of the guarantee and letters of credit and other credit related commitments is determined by the creditability of the customer.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Bank is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments since most commitments to extend credit are contingent upon customers maintaining specific credit standards. The Bank monitors the term to maturity of credit commitments because longer-term commitments generally have a greater degree of credit risk than shorter-term commitments.

Geographic sector risk concentration for loans and advances to customers

	2003		2002		2001
	Amount	%	Amount	%	Amount	%
Loans to customers
Eastern China *	607,669	53	478,226	53	399,270	52
Central China **	284,295	25	228,736	26	197,270	26
Western China ***	246,135	22	187,091	21	156,511	21
Loans to banks	1,839	—	2,150	—	4,597	1
Accrued interest receivable	2,313	—	1,655	—	1,256	—

	1,142,251	100	897,858	100	758,904	100

*	Eastern China includes Beijing, Liaoning, Hebei, Tianjin, Shandong, Shanghai, Jiangsu, Zhejiang, Fujian, Guangdong and Hainan.
**	Central China includes Jilin, Heilongjiang, Shanxi, Henan, Hubei, Anhui, Hunan and Jiangxi.
***	Western China includes Xinjiang, Tibet, Gansu, Qinghai, Ningxia, Inner Mongolia, Shaanxi, Sichuan, Chongqing, Guizhou, Yunnan and Guangxi.

The economic sector risk concentration for loans and advances to customers based on the Bank’s industry classification.

In 2003, the Bank revised the categories of industry classification used to disclose economic sector risk concentration.

	2003
	Amount	%
Loans to customers
Electric power and heating	340,745	30
Road transportation	235,192	21
Water conservancy, environment protection and public utilities management	182,506	16
Railway transportation	118,302	10
Urban public communications	68,892	6
Telecommunication and other information transmission service	42,724	4
Petroleum, petrochemical and chemical industry	40,019	4
Other	109,719	9
Loans to banks	1,839	—
Accrued interest receivable	2,313	—

	1,142,251	100

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

	2002		2001
	Amount	%	Amount	%
Loans to customers
Power	325,224	36	294,034	39
Road construction	178,271	20	122,011	16
Railway	117,630	13	109,000	14
Urban infrastructure	115,636	13	73,992	10
Communication	42,237	5	28,992	4
Petroleum and petrochemical	35,665	4	38,163	5
Coal mining	26,288	3	32,163	4
Other	53,102	6	54,696	7
Loans to banks	2,150	—	4,597	1
Accrued interest receivable	1,655	—	1,256	—

	897,858	100	758,904	100

Loans and advances to customers by purpose

	2003		2002		2001
	Amount	%	Amount	%	Amount	%
Loans to customers
Infrastructure loans	1,089,153	95	870,117	97	730,580	96
Working capital loans	31,360	3	8,732	1	10,807	1
Technological renovation loans	17,586	2	15,204	2	11,664	2
Loans to banks	1,839	—	2,150	—	4,597	1
Accrued interest receivable	2,313	—	1,655	—	1,256	—

	1,142,251	100	897,858	100	758,904	100

C	Market risk

The Bank takes on exposure in market risk. Market risk arises from open positions in interest rate products, currency products and derivative financial instrument transactions, which are exposed to general and specific market movements. The Bank does not have significant involvement in derivative financial instrument transactions. The Bank believes that its exposure to market risk is not significant in light of the regulated interest rate environment in the PRC and the Government’s current policy of maintaining a stable exchange rate between the Rmb and United State dollars (“USD”). There can be no assurance that these conditions will continue in the future. If these conditions change, the Bank’s exposure to market risk could increase.

D	Currency risk

The Bank conducts the majority of its businesses in Rmb, with certain foreign currency transactions in USD, Euros (“EURO”), Japanese Yen (“JPY”) and to a much lesser extent, other currencies. Through foreign currency swaps, the Bank maintains its foreign currency risk in USD only. The exchange rate between Rmb to USD is set by the PBOC. In recent years, the PBOC has maintained the exchange rate with USD in a very narrow band. There can be no assurance that this practice will continue in the future. If this practice does not continue, the Bank’s exposure to currency risk would increase. The Bank is exposed to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The management sets limits on the level of exposure by currency, which are monitored regularly.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The table below summarises the Bank’s exposure to foreign currency exchange rate risk at the end of the year. Included in the table are the Bank’s assets and liabilities at carrying amounts in Rmb, categorised by the original currency.

As at 31 December 2003	RMB	USD	Other currencies	Total
Assets:
Cash and balances with banks	18,204	5	19	18,228
Loans	1,051,480	51,522	17,883	1,120,885
Cinda bonds	103,016	—	—	103,016
Investment securities	27,531	2,359	—	29,890
Others	6,533	108	507	7,148

Total assets	1,206,764	53,994	18,409	1,279,167

Liabilities:
Due to other banks and customers	65,822	1,248	17	67,087
Borrowings from other institutions	1,019	32,256	17,771	51,046
Debt securities in issue	1,050,905	11,167	2,334	1,064,406
Others	6,704	5	490	7,199

Total liabilities	1,124,450	44,676	20,612	1,189,738

Net on balance sheet position	82,314	9,318	(2,203)	89,429

Credit commitments	737,166	14,890	6,163	758,219

As at 31 December 2002
Assets:
Cash and balances with banks	8,233	16	18	8,267
Loans	820,902	40,210	15,020	876,132
Cinda bonds	103,046	—	—	103,046
Investment securities	34,452	497	—	34,949
Others	16,391	1,043	300	17,734

Total assets	983,024	41,766	15,338	1,040,128

Liabilities:
Due to other banks and customers	41,801	91	—	41,892
Borrowings from other institutions	4,020	25,264	15,360	44,644
Debt securities in issue	859,612	6,986	2,403	869,001
Others	8,102	806	282	9,190

Total liabilities	913,535	33,147	18,045	964,727

Net on balance sheet position	69,489	8,619	(2,707)	75,401

Credit commitments	287,742	21,658	—	309,400

As at 31 December 2001
Assets:
Cash and balances with banks	6,474	40	6	6,520
Loans	686,938	34,105	10,275	731,318
Cinda bonds	102,346	—	—	102,346
Investment securities	35,335	248	—	35,583
Others	13,252	860	43	14,155

Total assets	844,345	35,253	10,324	889,922

Liabilities:
Due to other banks and customers	32,732	58	—	32,790
Borrowings from other institutions	1,000	23,328	10,582	34,910
Debt securities in issue	739,155	6,984	2,407	748,546
Others	10,536	1,100	159	11,795

Total liabilities	783,423	31,470	13,148	828,041

Net on balance sheet position	60,922	3,783	(2,824)	61,881

Credit commitments	114,894	7,152	—	122,046

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

E	Interest rate risk

The Bank takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates on its financial position and cash flows. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise. Currently, interest rates for loans and deposits within mainland China are set by the PBOC. The Bank operates its business predominantly in China under the interest rate scheme regulated by the PBOC. It is normal practice for the interest rates of both interest-bearing assets and liabilities to move in the same directions. Consequently, the Bank’s exposure to interest rate risk is not significant, except for the foreign currency denominated investment in bonds and debt securities in issue. However, there is no guarantee that the PBOC will continue this practice in the future.

According to the PBOC regulations the floor for loan interest rate can be set at 10% below the stipulated rates.

Liberalisation of the PBOC regulations and practices related to the regulation of interest rates in China could increase the Bank’s exposure to interest rate risk.

F	Liquidity risk

The Bank is exposed to daily calls on its available cash resources from current accounts, maturing deposits and debt securities in issue, loan draw downs, guarantees and other calls on cash settled derivatives. The Bank does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The management sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The table below analyses the assets and liabilities of the Bank into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

As at 31 December 2003	1-3 months	3-12 months	1-5 years	5-10 years	10-15 years	Over 15 years	Total
Assets:
Cash and balances with banks	18,228	—	—	—	—	—	18,228
Loans	14,581	80,543	420,854	337,377	202,477	65,053	1,120,885
Cinda bonds	3,016	—	—	100,000	—	—	103,016
Investment securities	26,761	212	1,149	1,768	—	—	29,890
Others	356	383	4,028	254	7	2,120	7,148

Total assets	62,942	81,138	426,031	439,399	202,484	67,173	1,279,167

Liabilities:
Due to other banks and customers	63,879	1,208	2,000	—	—	—	67,087
Borrowings from other institutions	3,423	2,299	21,231	15,139	8,315	639	51,046
Debt securities in issue	37,124	95,162	345,889	530,473	—	55,758	1,064,406
Others	6,212	181	758	34	13	1	7,199

Total liabilities	110,638	98,850	369,878	545,646	8,328	56,398	1,189,738

Net liquidity gap	(47,696)	(17,712)	56,153	(106,247)	194,156	10,775	89,429

As at 31 December 2002
Assets:
Cash and balances with banks	8,267	—	—	—	—	—	8,267
Loans	8,762	19,340	140,768	387,394	234,096	85,772	876,132
Cinda bonds	3,046	—	—	100,000	—	—	103,046
Investment securities	140	—	497	—	—	34,312	34,949
Others	6,307	723	5,494	2,980	158	2,072	17,734

Total assets	26,522	20,063	146,759	490,374	234,254	122,156	1,040,128

Liabilities:
Due to other banks and customers	41,594	298	—	—	—	—	41,892
Borrowings from other institutions	5,475	267	11,818	14,689	11,218	1,177	44,644
Debt securities in issue	19,259	170,313	213,273	420,356	—	45,800	869,001
Others	6,407	97	1,474	1,037	158	17	9,190

Total liabilities	72,735	170,975	226,565	436,082	11,376	46,994	964,727

Net liquidity gap	(46,213)	(150,912)	(79,806)	54,292	222,878	75,162	75,401

As at 31 December 2001
Cash and balances with banks	6,520	—	—	—	—	—	6,520
Loans	7,476	52,636	178,554	356,490	119,644	16,518	731,318
Cinda bonds	2,346	—	—	100,000	—	—	102,346
Investment securities	—	—	248	—	—	35,335	35,583
Others	389	6,011	6,137	369	377	872	14,155

Total assets	16,731	58,647	184,939	456,859	120,021	52,725	889,922

Liabilities:
Due to other banks and customers	32,614	176	—	—	—	—	32,790
Borrowings from other institutions	2,557	2,230	6,081	11,342	9,577	3,123	34,910
Debt securities in issue	16,010	107,538	333,529	271,505	—	19,964	748,546
Others	9,596	426	1,249	277	151	96	11,795

Total liabilities	60,777	110,370	340,859	283,124	9,728	23,183	828,041

Net liquidity gap	(44,046)	(51,723)	(155,920)	173,735	110,293	29,542	61,881

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The matching and controlled mismatching of the maturities of assets and liabilities is fundamental to the management of the Bank. It is unusual for banks ever to be completely matched since businesses transacted are often of uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses.

Liquidity requirements to support calls under guarantees and letters of credit are considerably less than the amounts under commitments because the Bank does not generally expect the third party to draw funds under those agreements. The total outstanding contractual amount of commitments to extend credit does not necessarily represent future cash requirements, since many of these commitments will expire or terminate without being funded.

G	Fair value of financial assets and liabilities

Fair value estimates are made at a specific point in time based on relevant market information and information about the various financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(1)	Cash and balance with the PBOC, Amounts due from other banks, Deposits from other banks, Resale agreements, Interest receivables and payables, Other assets and Other liabilities

Given that maturities of these financial assets and liabilities are within one year, the carrying amount approximates the fair value.

(2)	Investment securities

The fair value of securities is based on quoted market price, if available. If a quoted market price is not available, fair value is estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. In some cases, where information is not available to reliably estimate fair value, reference is made to costs.

(3)	Loans and advances to customers

The carrying amount of variable rate loans and advances to customers is a reasonable estimate of fair value because interest rates are tied to the PBOC rate and are adjusted when the PBOC announces interest rate changes. The fair value of fixed rate loans to customers is estimated using a discounted cash flow analysis utilising the rates currently offered for loans of similar remaining maturities.

(4)	Due to customers

The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow analysis utilising the rates currently offered for deposits of similar remaining maturities.

(5)	Borrowings from other institutions and debt securities

The fair value of borrowings without quoted market price is calculated based on discounted cash flows using interest rates for new borrowings with similar remaining maturities.

The aggregated fair values of debt securities are calculated based on quoted market prices. For those securities where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The estimated fair values of the Bank’s financial instruments, of which the respective carrying values are different, at 31 December 2003, 2002 and 2001 are summarised as follows:

	Carrying Value			Fair Value
	2003	2002	2001	2003	2002	2001
Financial assets
Held-to-maturity securities	1,738	497	248	1,739	507	245
Loans	1,120,885	876,132	731,318	1,129,928	884,949	739,355
Financial liabilities
Due to customers	65,743	40,018	32,087	66,558	40,018	32,087
Borrowings from other institutions	51,046	44,644	34,910	56,713	52,278	42,085
Debt securities in issue	1,064,406	869,010	748,546	1,069,394	872,252	751,188

4. Net Interest Income

	2003	2002	2001
Interest income
Balances with the PBOC	202	117	118
Loans to customers	56,565	49,245	42,997
Cinda bonds	2,250	2,250	2,250
Others	150	56	21

	59,167	51,668	45,386

Interest expenses
Due to customers and banks	387	254	276
Borrowings from other institutions	2,918	2,658	1,690
Debt securities in issue	31,438	29,294	27,980
Others	4	—	—

	34,747	32,206	29,946

Net interest income	24,420	19,462	15,440

5. Dividend Income

	2003	2002	2001
Available-for-sale securities	1,644	1,831	1,493

6. Other Operating Income (Expenses)

Included in other operating income (expenses) is the gain (loss) on changes in fair value of derivatives and trading securities of Rmb178 million (2002: Rmb218 million; 2001: loss of Rmb149 million).

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

7. Other Operating Expenses

	2003	2002	2001
Staff costs	398	309	267
Loss on sale of staff residential quarters	—	292	1,071
Administration expenses	237	192	83
Occupancy	88	93	94
Depreciation and amortisation	171	105	87
Travel expenses	58	67	64
Business tax and surcharges	2,938	2,441	2,333
Other	409	261	260

	4,299	3,760	4,259

8. Income Tax Expenses

	2003	2002	2001
Current tax	4,233	2,506	2,313
Deferred tax (Note 17)	1,022	2,268	1,276

	5,255	4,774	3,589

The actual income tax expense differs from the statutory income tax for the following reasons:

	2003	2002	2001
Profit before tax	18,467	16,693	14,736
Tax calculated at a rate of 33% (2002 and 2001: 33%)	6,094	5,509	4,863
Income not subject to tax:
-Tax free net investment income	(201)	(124)	(484)
-Tax free interest income on Cinda bonds	(743)	(743)	(743)
Non-deductible salary and other expenses	105	92	207
Other	—	40	(254)

	5,255	4,774	3,589

9. Cash and Balance with the PBOC

	2003	2002	2001
Cash on hand	—	1	1
Balance with the PBOC	16,143	7,353	4,497

Included in cash and cash equivalents (Note 11)	16,143	7,354	4,498

Balance with the PBOC is all available for use in the Bank’s day to day operations.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

10. Due From Other Banks

	2003	2002	2001
Placement with other banks
Included in cash equivalents (Note 11)	1,892	732	1,872
Restricted balances with other banks	193	181	150

	2,085	913	2,022

11. Cash and Cash Equivalents

Cash and cash equivalents in the Cash Flow Statements consists of the following:

	2003	2002	2001
Cash and balance with the PBOC	16,143	7,354	4,498
Due from other banks	1,892	732	1,872

	18,035	8,086	6,370

12. Trading Assets and Liabilities

	2003	2002	2001
Trading assets:
Government bonds – unlisted at fair value	314	—	—
Derivatives – at fair value
- Foreign currency forwards	379	547	217
- Interest rate swaps	—	92	152
- Currency swaps	128	8	—
- Collars	—	33	74

	821	680	443

Trading liabilities:
Derivatives – at fair value
- Foreign currency forwards	379	547	217
- Interest rate swaps	69	92	152
- Currency swaps	—	—	211
- Collars	—	33	74

	448	672	654

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

13. Loans and Provision for Impaired Loans

The composition of loans is as follows:

	2003	2002	2001
Loans to banks	1,839	2,150	4,597
Loans to customers	1,138,099	894,053	753,051
Accrued interest receivable	2,313	1,655	1,256

	1,142,251	897,858	758,904

Less: Provision for impaired loans	(21,366)	(21,726)	(27,586)

	1,120,885	876,132	731,318

Movement of provision for impaired loans:

	2003	2002	2001
At 1 January	21,726	27,586	31,984
Provision for the year / (Provision written back)	2,164	(1,230)	(4,078)
Write-offs	(2,583)	(4,983)	(530)
Recoveries	59	353	210

At 31 December	21,366	21,726	27,586

14. Cinda Bonds

	2003	2002	2001
Principal	100,000	100,000	100,000
Accrued interest receivable, net of provision of Rmb 665 million (2002 and 2001: Nil)	3,016	3,046	2,346

Total	103,016	103,046	102,346

The Cinda bonds are general debt obligations issued by China Cinda Asset Management Company (“Cinda”), in exchange for certain non-performing loans transferred to Cinda by the Bank. In accordance with the related agreement defining the terms of this transaction between the Bank and Cinda, certain non-performing loans with an aggregate carrying value of Rmb100 billion were transferred to Cinda in December 1999. In exchange for the transfer of the non-performing loans, Cinda issued the Bank 10-year bonds with principal amount of Rmb 100 billion and an interest rate of 2.25% per annum. Among other things, Cinda can redeem the bonds prior to their stated maturity.

On 20 September 1999, the State Council mandated that the Cinda bonds are guaranteed as to the payment of principal by the MOF.

On 15 July 2000 the State Council mandated that the interest income received by the Bank related to the Cinda bonds cannot be distributed to the Bank’s shareholders.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

In accordance with the Notice On Tax Exemption (Caishui [2001] No.152) issued jointly by the MOF and the State Administration of Taxation on 8 October 2001, the related interest income from Cinda bonds is exempted from business tax and income tax.

Included in the accrued interest receivable are overdue interest of Rmb3,118 million (2002: Rmb2,483 million; 2001: Rmb1,783). A provision of Rmb665 million (2002 and 2001: Nil), computed based on the present value of expected cash flows from collection of interest discounted at the original effective rate of the Cinda bonds, was set aside resulting in a net carrying amount of Rmb2,453 million (2002: Rmb2,483 million; 2001: Rmb1,783 million). The remaining current portion of accrued interest amounted to Rmb563 million (2002: Rmb563 million; 2001: Rmb563 million).

15. Investment Securities

	2003	2002	2001
Available-for-sale securities
Debt securities, at fair value
-Listed	—	40	—
-Unlisted	7,395	100	—
Equity securities*, unlisted	20,757	34,312	35,335

	28,152	34,452	35,335
Held-to-maturity securities
Debt securities - unlisted, at cost	1,738	497	248

Total investment securities	29,890	34,949	35,583

*	Upon the approval of relevant authorities, the Bank has entered into debt to equity swap (“DES”) transactions with certain of its borrowers. In accordance with the related agreements, the Bank forgives all or part of the loan principal outstanding, together with interest receivable in exchange for the borrower’s equity securities.

These DES transactions were directed by the Chinese Government to assist borrowers in restructuring their financial positions. Certain of the agreements between the Bank and borrowers express the borrower’s intention to repurchase, subject to Government approval, the related equity securities from the Bank within a specified period of time. This stated intention does not create any legally enforceable obligation on the borrower to repurchase its equity securities.

Unlisted equity securities are carried at fair value. These securities were received in connection with the above mentioned Government directed DES transactions and there are a number of risks and uncertainties inherent in the determination of fair value. In this regard, the Government retained certain rights and imposed certain restrictions related to the sale of these securities. The scope of these rights and restrictions is broad, and it is not possible to predict how the Government will exert its control in this regard, which will affect the value of these securities. Further, as China is a developing economy, relevant market information is potentially susceptible to significant volatility.

Included in debt securities are structured bonds of Rmb1,175 million (2002 and 2001: Nil), issued by other financial institutions with embedded derivatives, comprising mainly credit default options, prepayment call options and interest rate options. The accounting treatment of these embedded derivatives is described in Note 26.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The movements in investment securities are summarised as follows:

	Available-for-sale	Held-to-maturity	Total
At 1 January 2001	32,573	25	32,598
Additions	4,806	248	5,054
Disposals (sale and redemption)	(126)	(25)	(151)
Impairment in value**	(1,918)	—	(1,918)

At 31 December 2001	35,335	248	35,583

At 1 January 2002	35,335	248	35,583
Additions	2,761	582	3,343
Disposals (sale and redemption)	(1,253)	(333)	(1,586)
Gain on disposal**	(139)	—	(139)
Impairment in value**	(2,252)	—	(2,252)

At 31 December 2002	34,452	497	34,949

At 1 January 2003	34,452	497	34,949
Additions	36,613	1,241	37,854
Disposals (sale and redemption)	(42,092)	—	(42,092)
Gain on disposal**	421	—	421
Impairment in value**	(1,242)	—	(1,242)

At 31 December 2003	28,152	1,738	29,890

**	Loss on equity securities charged to the income statement amounted to Rmb862 million (2002: Rmb2,391 million; 2001: Rmb1,918 million)

At 31 December 2003, 2002 and 2001, there were no gross unrealised gains or losses related to the debt securities classified as available for sale.

16. Fixed Assets

	2003	2002	2001
Cost	2,623	2,070	1,165
Accumulated depreciation	(386)	(242)	(166)

Net book value	2,237	1,828	999

Construction in progress	175	211	643

	2,412	2,039	1,642

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The net book value of fixed assets is comprised of the following:

	Buildings	Leasehold improvements	Office equipment	Motor vehicles	Total
Cost
At 1 January 2001	992	13	151	58	1,214
Add: Additions	357	4	48	59	468
Less: Disposals	(502)	—	(1)	(14)	(517)

At 31 December 2001	847	17	198	103	1,165

At 1 January 2002	847	17	198	103	1,165
Add: Additions	826	10	66	49	951
Less: Disposals	(36)	(7)	(2)	(1)	(46)

At 31 December 2002	1,637	20	262	151	2,070

At 1 January 2003	1,637	20	262	151	2,070
Add: Additions	507	2	46	77	632
Less: Disposals	(70)	(1)	(5)	(3)	(79)

At 31 December 2003	2,074	21	303	225	2,623

Accumulated depreciation
At 1 January 2001	46	3	43	22	114
Add: Additions	36	6	27	9	78
Less: Disposals	(24)	—	—	(2)	(26)

At 31 December 2001	58	9	70	29	166

At 1 January 2002	58	9	70	29	166
Add: Additions	30	3	36	17	86
Less: Disposals	(2)	(7)	(1)	—	(10)

At 31 December 2002	86	5	105	46	242

At 1 January 2003	86	5	105	46	242
Add: Additions	44	5	56	44	149
Less: Disposals	(1)	—	(1)	(3)	(5)

At 31 December 2003	129	10	160	87	386

Net book value
At 31 December 2003	1,945	11	143	138	2,237

At 31 December 2002	1,551	15	157	105	1,828

At 31 December 2001	789	8	128	74	999

17. Deferred Income Tax

The movement of the deferred income tax assets is as follows:

	2003	2002	2001
At 1 January	4,566	6,834	8,176
Income statement charge	(1,022)	(2,268)	(1,276)
Fixed asset donation	—	—	(66)
Others (Note 23)	64	—	—

At 31 December	3,608	4,566	6,834

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

Deferred income tax assets/(liabilities) are attributable to the following items:

	2003	2002	2001
Provision for impaired loans	2,840	3,743	6,140
Provision for equity securities impairment	1,236	1,330	1,027
Provision for accrued interest for Cinda bonds	220	—	—
Loss on disposal of staff quarters	413	415	319
Provision for doubtful receivables	54	56	56
Gain on derivatives marked-to-market	(19)	(2)	70
Temporary difference in capitalisation of transaction cost on issuance of bonds	(603)	(522)	(443)
Temporary difference in net interest income	(553)	(491)	(380)
Others	20	37	45

	3,608	4,566	6,834

The deferred tax charge in the income statement comprises the following temporary differences:

	2003	2002	2001
Provision for impaired loans	903	2,397	2,218
Provision for equity securities impairment	94	(303)	(796)
Provision for accrued interest for Cinda bonds	(220)	—	—
Loss on disposal of staff quarters	2	(96)	(319)
Provision for doubtful receivables	2	—	(5)
Gain on derivatives marked-to-market	17	72	(50)
Temporary difference in capitalisation of transaction cost on issuance of bonds	81	79	—
Temporary difference in net interest income	62	111	101
Other temporary differences	81	8	127

	1,022	2,268	1,276

18. Other Assets

	2003	2002	2001
Receivables arising from disposal of equity securities	—	363	—
Others	307	858	846

	307	1,221	846

19. Due to Customers

	2003	2002	2001
Current accounts	62,205	39,591	31,686
Time deposits	2,796	424	374
Guarantee deposits	742	3	27

	65,743	40,018	32,087

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

20. Borrowings From Other Institutions

	2003	2002	2001
Borrowings from foreign banks—import credit	40,442	36,344	30,014
Borrowings from domestic banks	5,304	4,000	1,331
Other borrowings from foreign commercial banks	3,512	2,593	2,477
Borrowings from foreign governments	1,788	1,359	740
Borrowings from State Administration of Foreign Exchange	—	348	348

	51,046	44,644	34,910

21. Debt Securities in Issue

	Average interest rate (%)	2003	2002	2001
Rmb Financial Bonds issued in domestic market	3.31 (2002: 3.32; 2001: 3.97)	1,050,905	859,612	739,155
Foreign currency bonds issued in domestic market	3.65 (2002: Nil; 2001: Nil)	4,179	—	—
Foreign currency bonds issued in international market	6.92 (2002: 6.92; 2001: 6.92)	9,322	9,389	9,391

		1,064,406	869,001	748,546

Certain Financial Bonds have provisions which allow the Bank or the bond holders to redeem prior to the bonds’ maturity. If the Bank chooses not to exercise its redemption option on a specified date, it is obligated to pay a higher interest rate on the bond. All foreign currency bonds are not subject to redemption options prior to their stated maturities.

Certain Financial Bonds have provisions which allow the bond holders to convert their original bonds to the specified reference bonds issued by the Bank at pre-determined dates.

22. Other Liabilities

	2003	2002	2001
Income tax payable	4,143	5,574	8,544
Other payables	1,075	1,079	970
Other	1,533	1,865	1,627

	6,751	8,518	11,141

23. Paid-in Capital

	2003	2002	2001
At 1 January	49,050	47,449	50,318
Capital contribution*	752	1,601	1,891
Transfer of capital surplus and associated deferred tax to paid-in capital (Paid-in capital transfer-out)**	198	—	(4,760)

At 31 December	50,000	49,050	47,449

*	The registered capital of the Bank is Rmb50 billion, all of which is required to be contributed by the MOF.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

As of 31 December 2003, the registered capital has been contributed by the MOF in full.
**	Upon the approval by the MOF in 2003, the Bank transferred the capital surplus of Rmb134 million and the associated deferred tax effect of Rmb64 million (see Note 17) totaling Rmb198 million to paid-in capital.
**	The transfer out of Rmb4,760 million represents the separation of State Development Investment Corp., at book value, from the Bank, under the direction of the MOF during 2001.

24. Surplus and Welfare Reserves

Upon the approval by the MOF in 2003, the Bank allocated 25% of its profit after tax to a surplus reserve and a welfare reserve, in each case, based on its statutory financial statements for the year ended 31 December 2002. Once approved by the MOF, the surplus reserve can be used to fund operating losses or transferred to registered capital, whereas the welfare reserve can only be used for certain expenditures related to employee welfare.

Upon the approval by the MOF, the Bank transferred from statutory welfare reserve to general surplus reserve in the amount of Rmb653 million for the expenditures related to employee welfare during 2003.

No profit appropriation to these reserves for the year ended 31 December 2003 has been made as the profit appropriation plan is pending approval by the MOF.

25. Retained Earnings Adjustment

According to the MOF’s approval in 2002, the surplus reserve was believed to be under-appropriated by Rmb119 million during the previous years and the Bank was instructed to transfer this amount from retained earnings to the surplus reserves.

26. Derivative Financial Instruments

The following derivative instruments are utilised by the Bank:

Currency forwards represent commitments to purchase/sell foreign exchanges including undelivered spot transactions.

Interest rate and currency swaps are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates (e.g. fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps, no exchange of principal takes place. The Bank’s credit risk represents the potential cost to replace the swap contracts if counter parties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Bank assesses counter parties using the same techniques as for its lending activities.

Collars are combinations of interest rate caps and floors to specify a range in which interest rates will fluctuate. The effect of the combination is to confine interest rate payments to a range bounded by the strike price of the cap and floor options.

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

At 31 December 2003, the Bank had a total of 63 foreign currency forward contracts, currency swap contracts and interest rate swap contracts outstanding. These contracts will become due at various dates through September 2014.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held are set out in the following table.

	Contract/ notional amount	Fair values
		Assets	Liabilities
As at 31 December 2003
Currency forwards	4,281	379	379
Currency swaps	2,594	128	—
Interest rate swaps	7,396	—	69
Credit default options	621	—	—

Total derivative assets/liabilities		507	448

As at 31 December 2002
Currency forwards	9,843	547	547
Currency swaps	3,215	8	—
Collars	9,932	33	33
Interest rate swaps	3,708	92	92

Total derivative assets/liabilities		680	672

As at 31 December 2001
Currency forwards	11,179	217	217
Currency swaps	2,713	—	211
Collars	9,932	74	74
Interest rate swaps	3,813	152	152

Total derivative assets/liabilities		443	654

The previous table provides a detailed breakdown of the contractual or notional amounts and the fair values of the Bank’s derivative financial instruments outstanding at year-end. These instruments, comprising foreign exchange and interest rate derivatives allow the Bank and its customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Included in held-to-maturity investment securities are structured bonds of Rmb554 million (2002 and 2001: Nil), which are debt instruments with embedded prepayment call options and interest rate options (see Note 15).

CHINA DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

(All amounts expressed in millions of Rmb unless otherwise specified)

The economic characteristics of these embedded derivatives are closely related to the host contracts’ economic characteristics and are not separated from the host contracts for accounting purpose.

Included in available-for-sale securities are structured bonds of Rmb621 million (2002 and 2001: Nil), which are debt instruments with embedded credit default options (see Note 15). The economic characteristics of these embedded derivatives are not closely related to the host contracts’ economic characteristics and are separated from the host contracts and accounted through trading assets and liabilities at fair value.

Included in debt securities in issue are bonds with redemption options and conversion options. These bonds amounted to Rmb180,000 million (2002: Rmb40,000 million; 2001: Nil). The economic characteristics of these embedded options are closely related to the host contracts’ economic characteristics and are not separated from the host contracts for accounting purpose.

The Bank mostly undertakes its transactions in foreign exchange and interest rate contracts with other financial institutions. Management has established notional limits of these contracts by counter parties, industry sectors and countries. Actual credit exposures and limits are regularly monitored and controlled by management.

27. Retirement Benefit Obligations

The Bank participates in various defined contribution retirement benefit plans organised by municipal and provincial governments under which it is required to make monthly contributions to these plans at rates ranging from 19% to 29% of the employees’ basic salary or other applicable calculating basis in each jurisdiction. The Bank currently has no additional significant cost for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above. The Bank’s contributions to these pension plans are charged to the income statement in the year to which they relate. Expenses incurred by the Bank in connection with the retirement benefit plans amounted to Rmb31 million, Rmb25 million and Rmb29 million for the years of 2003, 2002 and 2001, respectively.

28. Contingent Liabilities And Commitments

	2003	2002	2001
Commitments to extend credit:
Corporate bond guarantees	10,500	8,000	2,500

Letters of guarantee issued	993	800	797

Letters of credit issued	6,369	1,609

Bank drafts issued	6	91

Operating lease commitments at 31 December 2003:
Future minimum lease payments on operating leases are summarised as follows:

Within one year	51
Between one and five years	44

	95

REGISTERED OFFICE OF THE ISSUER

China Development Bank

29 Fuchengmenwai Street

Xicheng District

Beijing 100037

People’s Republic of China

REGISTRAR AND FISCAL, TRANSFER AND PAYING AGENT

JPMorgan Chase Bank

450 West 33rd Street, 15th Floor

New York, New York 10001-2697

LEGAL ADVISORS

To the Issuer

as to United States law

Sidley Austin Brown & Wood LLP

39/F Two International Finance Centre

8 Finance Street

Central, Hong Kong

People’s Republic of China

and

Suite 3527, One China World Tower

1 Jian Guo Men Wai Avenue

Beijing 100004

People’s Republic of China

To the underwriters

as to United States law

Sullivan & Cromwell LLP

28th Floor

Nine Queen’s Road Central

Central, Hong Kong

People’s Republic of China

and

Suite 501, One China World Tower

1 Jian Guo Men Wai Avenue

Beijing 100004

People’s Republic of China

as to PRC law Legal Affairs Department China Development Bank 29 Fuchengmenwai Street Xicheng District Beijing 100037 People’s Republic of China	as to PRC law Haiwen & Partners 1711 Beijing Silver Tower No. 2 North Road Dong San Huan Chaoyang District Beijing 100004 People’s Republic of China

PART II

(Required by Item (3), (11), and (14) of Schedule B of the Securities Act of 1993)

I. All of our debt is unsecured; hence, there is no provision for substitution of security with regard thereto.

II. We hereby agree to furnish copies of the opinion of the Legal Affairs Department of China Development Bank and Sidley Austin Brown & Wood LLP in respect of the legality of our debt securities if and as required in post-effective amendments to this Registration Statement.

III. The following is an estimate (other than the SEC registration fee) of our expenses (other than underwriting discounts and agent commissions) in connection with the issuance of our debt securities that are the subject of this Registration Statement:

SEC registration fee	$63,350
Legal fees and expenses	500,000
Printing and shipping expenses	60,000
Blue Sky fees and expenses	20,000
Fiscal Agent fees and expenses	20,000
Listing fees and expenses	30,000
Rating agency fees	400,000
Miscellaneous	150,000

Total	1,143,350

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS

This Registration Statement comprises:

(1) The facing Sheet;

(2) The Cross Reference Sheet;

(3) The prospectus;

(4) Part II, consisting of pages II-1 to II-5; and

(5) The following Exhibits:

A	—	Form of fiscal agency agreement, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)
B	—	Form of our debt securities, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)
C	—	Standard underwriting terms, including form of terms agreement, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)
D	—	Consent of Chen Yuan, our Governor (included on Page II-3)
E	—	Consent of PricewaterhouseCoopers, our independent accountants
F	—	Consent of the Legal Affairs Department of China Development Bank (including the address thereof)
G	—	Consent of Wei Benhua, Deputy Director-General, State Administration Foreign Exchange of China (included on Page II-4)
H	—	Consent of Sidley Austin Brown & Wood LLP (including the address thereof)
I	—	Our Articles of Association, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, China Development Bank, has duly caused this Registration Statement under Schedule B to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, The People’s Republic of China, on the 30th day of July, 2004.

CHINA DEVELOPMENT BANK

By:	/s/ CHEN YUAN
Name:	Chen Yuan*
Title:	Governor

*	I hereby consent to use of my name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by me and stated on my authority.

SIGNATURE OF THE PEOPLE’S REPUBLIC OF CHINA

Pursuant to the requirements of the Securities Act of 1933, as amended, The People’s Republic of China has duly caused this Registration Statement under Schedule B to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, The People’s Republic of China, on the 30th day of July, 2004.

THE PEOPLE’S REPUBLIC OF CHINA

By:	/s/ Wei Benhua
Name:	Wei Benhua*
Title:	Deputy Director-General State Administration of Foreign Exchange The People’s Republic of China

*	I hereby consent to the use of my name in connection with the information specified in this Registration Statement or amendment thereto to have been stated by me in my official capacity as Deputy Director–General, State Administration of Foreign Exchange of The People’s Republic of China, and stated on my authority.

SIGNATURE OF AUTHORIZED AGENT OF

CHINA DEVELOPMENT BANK AND

THE PEOPLE’S REPUBLIC OF CHINA

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized agent in the United States of China Development Bank and The People’s Republic of China, has signed this Registration Statement under Schedule B on the 30th day of July, 2004.

By:	/s/ ZHENG BAILIN
Name:	Zheng Bailin
Title:	General Manager Bank of China New York Branch

EXHIBIT INDEX

Exhibit No.		Description of Exhibit	Sequentially Numbered Page
A	—	Form of fiscal agency agreement, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)

B	—	Form of our debt securities (attached to form of fiscal agency agreement in Exhibit A), incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)

C	—	Standard underwriting terms, including form of terms agreement, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)

D	—	Consent of Chen Yuan, our Governor (included on Page II-3)

E	—	Consent of PricewaterhouseCoopers, our independent accountants	E-2

F	—	Consent of the Legal Affairs Department of China Development Bank (including the address thereof)	E-3

G	—	Consent of Wei Benhua, Deputy Director-General, State Administration Foreign Exchange of China (included on Page II-4)

H	—	Consent of Sidley Austin Brown & Wood LLP (including the address thereof)	E-4

I	—	Our Articles of Association, incorporated by reference to Exhibit A to our Registration Statement on Form Schedule B filed with the Securities and Exchange Commission (File Number: 333-10282)